Form 10-K, Exhibit 13
period 1994-01-30
PHILLIPS VAN HEUSEN CORP /DE/
filed 1994-04-29
CIK 78239

                                        PHILLIPS-VAN HEUSEN CORPORATION

                                       CONSOLIDATED STATEMENTS OF INCOME
                                     (In thousands, except per share data)

                                                                           1993           1992          1991
Net sales. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $1,152,394     $1,042,565    $904,100
Cost of goods sold . . . . . . . . . . . . . . . . . . . . . . . . . .      739,768        657,040     583,379

Gross profit . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      412,626        385,525     320,721
Selling, general and administrative expenses . . . . . . . . . . . . .      332,315        315,317     259,988

Income before interest and taxes . . . . . . . . . . . . . . . . . . .       80,311         70,208      60,733

Interest expense, net. . . . . . . . . . . . . . . . . . . . . . . . .       16,679         15,727      16,686

Income before taxes. . . . . . . . . . . . . . . . . . . . . . . . . .       63,632         54,481      44,047
Income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       20,380         16,600      12,910

Income before extraordinary loss . . . . . . . . . . . . . . . . . . .       43,252         37,881      31,137
Extraordinary loss on debt retirement. . . . . . . . . . . . . . . . .      (11,394)           -           -

Net income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $   31,858     $   37,881    $ 31,137

Net income per common share:
Before extraordinary loss. . . . . . . . . . . . . . . . . . . . . . . $       1.60   $       1.42   $    1.15
Extraordinary loss . . . . . . . . . . . . . . . . . . . . . . . . . .        (0.42)           -           -

Net income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $       1.18   $       1.42   $    1.15


See notes to consolidated financial statements.

                                        PHILLIPS-VAN HEUSEN CORPORATION

                                          CONSOLIDATED BALANCE SHEETS
                                       (In thousands, except share data)
                                                                                January 30,    January 31,
                                                                                    1994           1993
ASSETS
Current Assets:
   Cash, including cash equivalents of $66,064 and $75,862 . . . . . . . . . .   $  68,070        $ 77,063
   Trade receivables, less allowances of $2,171 and $2,331 . . . . . . . . . .      61,986          58,818
   Other receivables . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3,847           2,756
   Inventories . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     269,871         258,761
   Other, including deferred taxes of $5,727 and $6,806. . . . . . . . . . . .      14,928          13,124
     Total Current Assets. . . . . . . . . . . . . . . . . . . . . . . . . . .     418,702         410,522
Property, Plant and Equipment. . . . . . . . . . . . . . . . . . . . . . . . .     109,506          83,546
Intangibles applicable to businesses acquired. . . . . . . . . . . . . . . . .      18,189          18,644
Other Assets, including deferred taxes of $4,608 and $1,334. . . . . . . . . .       8,374           4,650

                                                                                  $554,771        $517,362

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
   Accounts payable. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $  42,188       $ 32,923
   Accrued expenses. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      60,696         63,944
   Accrued income taxes. . . . . . . . . . . . . . . . . . . . . . . . . . . .       6,027          2,394
   Current portion of long-term debt . . . . . . . . . . . . . . . . . . . . .         245         15,947
       Total Current Liabilities . . . . . . . . . . . . . . . . . . . . . . .     109,156        115,208
Long-Term Debt, less current portion . . . . . . . . . . . . . . . . . . . . .     169,934        170,235
Other Liabilities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      28,882         20,506
Stockholders' Equity:
   Preferred stock, par value $100 per share; 150,000 shares
     authorized; no shares outstanding . . . . . . . . . . . . . . . . . . . .
   Common stock, par value $1 per share; 100,000,000 and 50,000,000
     shares authorized; shares issued 33,190,750 and 32,704,168. . . . . . . .      33,191         32,704
   Additional capital. . . . . . . . . . . . . . . . . . . . . . . . . . . . .     118,360        111,422
   Retained earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     269,055        241,117
                                                                                   420,606        385,243
   Less: 6,728,576 and 6,728,726 shares of common stock held in
         treasury-at cost. . . . . . . . . . . . . . . . . . . . . . . . . . .    (173,807)      (173,830)
       Total Stockholders' Equity. . . . . . . . . . . . . . . . . . . . . . .     246,799        211,413

                                                                                  $554,771       $517,362


See notes to consolidated financial statements.

                                        PHILLIPS-VAN HEUSEN CORPORATION

                                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                (In thousands)

                                                                                1993       1992        1991
Operating activities:
  Net Income before extraordinary loss . . . . . . . . . . . . . . . . . . . $ 43,252     $ 37,881   $ 31,137
  Adjustments to reconcile to cash provided by operating
    activities:
    Depreciation and amortization. . . . . . . . . . . . . . . . . . . . . .   19,126       15,020     12,116
    Deferred income taxes. . . . . . . . . . . . . . . . . . . . . . . . . .   (2,195)        (518)       346
    Gain on sale of investment . . . . . . . . . . . . . . . . . . . . . . .     -             -       (5,885)
    Other-net. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (469)        (421)    (1,021)
                                                                               59,714       51,962     36,693
  Changes in operating assets and liabilities:
    Receivables. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   (4,259)      (6,663)    (3,284)
    Inventories. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  (11,110)     (32,367)    (9,578)
    Accounts payable and accrued expenses. . . . . . . . . . . . . . . . . .   11,321        8,412     14,168
    Other-net. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   (2,206)         170     (2,167)

      Net Cash Provided By Operating Activities. . . . . . . . . . . . . . .   53,460       21,514     35,832

Investing activities:
  Plant and equipment acquired . . . . . . . . . . . . . . . . . . . . . . .  (47,866)     (36,771)   (21,108)
  Contributions from landlords . . . . . . . . . . . . . . . . . . . . . . .    9,983        4,737      4,637
  Collection of note receivable. . . . . . . . . . . . . . . . . . . . . . .     -           5,100        -
  Sale of property . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     -           5,964        -
  Sale of investment . . . . . . . . . . . . . . . . . . . . . . . . . . . .     -             -        7,085
  Other-net. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (678)       2,003      2,279

    Net Cash Used By Investing Activities. . . . . . . . . . . . . . . . . .  (38,561)     (18,967)    (7,107)

Financing activities:
  Issuance of common stock . . . . . . . . . . . . . . . . . . . . . . . . .     -         133,949       -
  Repurchase of preferred stock. . . . . . . . . . . . . . . . . . . . . . .     -        (121,148)      -
  Proceeds from revolving line of credit and long-term borrowings. . . . . .  141,023      146,900     67,200
  Payments on revolving line of credit and long-term borrowings. . . . . . . (157,026)     (95,166)   (86,239)
  Extraordinary loss on debt retirement. . . . . . . . . . . . . . . . . . .  (11,394)         -          -
  Exercise of stock options. . . . . . . . . . . . . . . . . . . . . . . . .    7,425        8,722      2,270
  Cash dividends on common stock . . . . . . . . . . . . . . . . . . . . . .   (3,920)      (3,556)    (2,638)
  Cash dividends on preferred stock. . . . . . . . . . . . . . . . . . . . .      -         (2,138)    (8,190)

    Net Cash (Used) Provided By Financing Activities . . . . . . . . . . . .  (23,892)      67,563    (27,597)

(Decrease) increase in cash. . . . . . . . . . . . . . . . . . . . . . . . .   (8,993)      70,110      1,128
Cash at beginning of period. . . . . . . . . . . . . . . . . . . . . . . . .   77,063        6,953      5,825

Cash at end of period. . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 68,070     $ 77,063   $  6,953


See notes to consolidated financial statements.

                                        PHILLIPS-VAN HEUSEN CORPORATION

                       CONSOLIDATED STATEMENTS OF CHANGES IN COMMON STOCKHOLDERS' EQUITY
                                       (In thousands, except share data)
                                           Common Stock                                             Common
                                                    $1 par   Additional   Retained     Treasury   Stockholders'
                                       Shares       Value      Capital    Earnings       Stock       Equity
February 3, 1991 . . . . . . . . .    25,157,220   $25,157  $  22,376     $188,621     $(173,830)   $62,324
  Stock options exercised. . . . .       382,120       382      2,316                                 2,698
  Net income . . . . . . . . . . .                                          31,137                   31,137
  Cash dividends:
    Common stock . . . . . . . . .                                          (2,638)                  (2,638)
    Preferred stock. . . . . . . .                                          (8,190)                  (8,190)
  Stock repurchased and cancelled        (20,996)      (21)      (407)                                 (428)

February 2, 1992 . . . . . . . . .    25,518,344    25,518     24,285      208,930      (173,830)    84,903
  Issuance of common stock and
    repurchase of preferred stock.     6,440,000     6,440     79,161                                85,601
  Stock options exercised. . . . .       786,047       786      9,036                                 9,822
  Net income . . . . . . . . . . .                                          37,881                   37,881
  Cash dividends:
    Common stock . . . . . . . . .                                          (3,556)                  (3,556)
    Preferred stock. . . . . . . .                                          (2,138)                  (2,138)
  Stock repurchased and cancelled        (40,223)      (40)    (1,060)                               (1,100)

January 31, 1993 . . . . . . . . .    32,704,168    32,704    111,422      241,117      (173,830)   211,413
  Stock options exercised. . . . .       486,647       487      6,940                                 7,427
  Net income . . . . . . . . . . .                                          31,858                   31,858
  Cash dividends on common stock                                            (3,920)                  (3,920)
  Issue 150 shares from treasury .                                                            23         23
  Stock repurchased and cancelled            (65)                  (2)                                   (2)

January 30, 1994 . . . . . . . . .    33,190,750   $33,191   $118,360     $269,055     $(173,807)  $246,799


See notes to consolidated financial statements.

                                        PHILLIPS-VAN HEUSEN CORPORATION

                                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                       (In thousands, except share data)


Summary of Significant Accounting Policies

     Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

     Fiscal Year - Fiscal years are designated in the financial statements and notes by the calendar year in which the fiscal year commences. Accordingly, results for fiscal years 1993, 1992 and 1991 represent the 52 weeks ended January 30, 1994, January 31, 1993 and February 2, 1992.

     Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

     Inventories - Inventories are stated at the lower of cost or market. Cost for the apparel segment is determined principally using the last-in, first-out method (LIFO). Cost for the footwear segment is determined using the first-in, first-out method (FIFO).

     Property, Plant and Equipment - Depreciation is computed principally by the straight line method over the estimated useful lives of the various classes of property.

     Intangibles Applicable to Businesses Acquired - The intangibles, net of accumulated amortization of $1,949 and $1,494 in 1993 and 1992, respectively, are being amortized principally by the straight line method over 40 years.

     Contributions from Landlords - The Company receives contributions from landlords for fixturing new retail stores which the Company leases. Such amounts are amortized as a reduction of rent expense over the life of the related lease. Unamortized contributions are included in accrued expenses and other liabilities and amounted to $14,568 and $7,611 at January 30, 1994 and January 31, 1993, respectively.

     Fair Value of Financial Instruments - The Company estimates that the fair value of all financial instruments approximates their carrying value.

     Net Income Per Common Share - Primary net income per common share has been computed by dividing net income, adjusted for the Series B Convertible Redeemable Preferred Stock ("preferred stock") dividend requirements of $2,138 in 1992 and $8,190 in 1991, by the weighted average number of common shares outstanding during the year and common share equivalents applicable to dilutive stock options; the number of shares used in such computation was 27,105,888 (1993), 25,253,170 (1992) and 19,896,734 (1991).

     Fully diluted net income per common share has been computed by dividing net income by the sum of the shares used in the primary earnings per share calculation and the additional 5,200,000 shares issuable upon the conversion of the preferred stock. The preferred stock was outstanding until May 4, 1992, at which time it was repurchased. The number of shares used in such computation was 27,123,614 (1993), 26,593,196 (1992) and 25,310,685 (1991).

     Fully diluted net income per common share has not been presented since the results are either not materially different from primary net income per common share or are anti-dilutive.

                                        PHILLIPS-VAN HEUSEN CORPORATION

                           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                                       (In thousands, except share data)


Income Taxes

     Income taxes from continuing operations consist of:
                                                                       1993          1992           1991
         Federal:
          Current. . . . . . . . . . . . . . . . . . . . . . . . .  $16,628       $11,945       $ 8,764
          Deferred . . . . . . . . . . . . . . . . . . . . . . . .   (1,088)         (518)          346
         State, foreign and local:
          Current. . . . . . . . . . . . . . . . . . . . . . . . .    4,945         5,173         3,800
          Deferred . . . . . . . . . . . . . . . . . . . . . . . .     (105)          -             -

                                                                    $20,380       $16,600       $12,910

     Taxes paid were $9,936 (1993), $14,858 (1992) and $10,660 (1991).

     The approximate tax effect of items giving rise to deferred income taxes is as follows:

                                                                       1993          1992           1991

         Depreciation. . . . . . . . . . . . . . . . . . . . . . .  $   991       $   221       $ 1,433
         Landlord contributions. . . . . . . . . . . . . . . . . .   (1,681)       (1,223)       (1,247)
         Restructuring costs . . . . . . . . . . . . . . . . . . .      380         1,963         1,067
         Employee compensation and benefits. . . . . . . . . . . .     (233)         (840)       (1,096)
         Other-net . . . . . . . . . . . . . . . . . . . . . . . .     (650)         (639)          189

                                                                    $(1,193)         (518)      $   346

     A reconciliation of the statutory Federal income tax rate to the effective income tax rate is as follows:

                                                                       1993          1992           1991

     Statutory Federal tax rate. . . . . . . . . . . . . . . . . .    35.0%         34.0%          34.0%
     State, foreign and local income taxes,
      net of Federal income tax benefit. . . . . . . . . . . . . .     4.3           4.9            4.7
     Income of Puerto Rico subsidiaries(1) . . . . . . . . . . . .    (4.8)         (7.3)          (6.5)
     Other-net . . . . . . . . . . . . . . . . . . . . . . . . . .    (2.5)         (1.1)          (2.9)

     Effective income tax rate . . . . . . . . . . . . . . . . . .    32.0%         30.5%          29.3%

     (1)Exemption from Puerto Rico income tax expires in 1998.

     During 1993 and 1992, the Company recognized a tax benefit of $1,972 and $5,317 related to the exercise of stock options. These benefits were credited to additional capital.

                                        PHILLIPS-VAN HEUSEN CORPORATION

                           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                                       (In thousands, except share data)


Inventories

     Inventories are summarized as follows:
                                                                                  1993            1992
          Raw materials. . . . . . . . . . . . . . . . . . . . . . . . . . .   $ 16,710       $ 23,237
          Work in process. . . . . . . . . . . . . . . . . . . . . . . . . .     13,941         19,821
          Finished goods . . . . . . . . . . . . . . . . . . . . . . . . . .    239,220        215,703

                                                                               $269,871       $258,761

     Inventories would have been $11,500 and $11,350 higher than reported at January 30, 1994 and January 31, 1993, respectively, if the FIFO method of inventory accounting had been used for the apparel segment. During 1992, certain inventories were reduced, resulting in the liquidation of LIFO inventory layers carried at lower costs prevailing in prior years as compared with current costs. The effect of these inventory liquidations was to increase net income by $2,294 in 1992.

Property, Plant and Equipment

     Property, plant and equipment, at cost, are summarized as follows:

                                                                                  1993            1992

          Land . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $  1,716       $    596
          Buildings and building improvements. . . . . . . . . . . . . . . .     27,996         20,581
          Machinery and equipment, furniture and
            fixtures and leasehold improvements. . . . . . . . . . . . . . .    169,527        139,146

                                                                                199,239        160,323
          Less:  Accumulated depreciation and
                  amortization . . . . . . . . . . . . . . . . . . . . . . .     89,733         76,777

                                                                               $109,506       $ 83,546

                                        PHILLIPS-VAN HEUSEN CORPORATION

                           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                                       (In thousands, except share data)


Long-Term Debt and Extraordinary Loss

   Long-term debt, exclusive of current portion,
   is as follows:
                                                                                        1993         1992
          7.75% Debentures . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $ 99,424     $    -
          11.2% Senior Note. . . . . . . . . . . . . . . . . . . . . . . . . . . .        -         69,480
          7.75% Senior Notes . . . . . . . . . . . . . . . . . . . . . . . . . . .     69,000       69,000
          9.93% Senior Notes . . . . . . . . . . . . . . . . . . . . . . . . . . .        -         30,000
          Other debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,510        1,755

                                                                                     $169,934     $170,235

     The Company issued $100,000 of 7.75% Debentures due 2023 on November 15, 1993 with a yield to maturity of 7.80%. Interest is payable semi-annually. The net proceeds from the sale of these debentures, together with cash from the Company's working capital, were used to redeem the Company's outstanding 11.2% Senior Note and its outstanding 9.93% Senior Notes. Due to certain prepayment provisions associated with the redeemed Notes, the Company recognized a one-time extraordinary loss of $11,394, net of a $7,025 tax benefit, in the fourth quarter of 1993.

     The Company issued a series of Senior Notes due 1996-2002 with an average interest rate of 7.75% to a group of investors on October 29, 1992. The notes are payable in seven equal annual installments commencing November 1, 1996. Interest is payable semi-annually.

                                        PHILLIPS-VAN HEUSEN CORPORATION

                                       (In thousands, except share data)


Long-Term Debt - (Continued)

     The Company has a revolving credit agreement under which the Company may, at its option, borrow and repay amounts up to a maximum of $85,000, except that for the Company's third quarter, during which period its borrowings peak, the maximum amount available to the Company was $115,000 in 1993 and will be $100,000 in 1994, 1995 and 1996. All outstanding borrowings under this agreement are due February 3, 1997. Interest on amounts borrowed under the revolving credit agreement is payable quarterly at the prime rate or at LIBOR plus .50%. A commitment fee of .25% is payable quarterly on the unutilized portion of the facility.

     Interest paid was $18,007 (1993), $15,357 (1992) and $15,587 (1991).

     Scheduled maturities of long-term debt, including current portion, for the next five years are as follows: 1994-$245, 1995-$260, 1996-$10,137,
1997-$10,157 and 1998-$10,182.

Issuance of Common Stock and Repurchase of Series B Convertible Redeemable Preferred Stock

     On May 4, 1992, the Company completed the sale of 6,440,000 shares of its common stock with net proceeds of $133,949. On the same day, the Company used $121,148 of these proceeds to repurchase its preferred stock (with a liquidation value of $72,800) from The Prudential Insurance Company of America. The price paid for the preferred stock reflects both a reduction in interest rates since the time of the original issue of the preferred stock as well as the value of its conversion feature. The net effect of these two transactions was to increase the Company's common stockholders' equity by $85,601.

     While it was outstanding, the preferred stock was entitled to receive cumulative cash dividends at the annual rate of 11.25% per $100 of liquidation value (equivalent to an annual dividend of $675 per share).

     If the issuance of the common stock and repurchase of the preferred stock had been completed on February 3, 1992, instead of May 4, 1992, the Company's net income per common share for 1992 of $1.42 would have been unchanged.

                                        PHILLIPS-VAN HEUSEN CORPORATION

                                       (In thousands, except share data)


Common Stockholders' Equity


     Preferred Stock Rights - On June 10, 1986, the Board of Directors declared a distribution of one Right (the "Rights") to purchase Series A Cumulative Participating Preferred Stock, par value $100 per share, for each outstanding share of common stock. As a result of subsequent stock splits, each outstanding share of common stock now carries with it one-fifth of one Right.

     Under certain circumstances, each Right will entitle the registered holder to acquire from the Company one one-hundredth (1/100) of a share of said
Series A Preferred Stock at an exercise price of $100. The Rights will be exercisable, except in certain circumstances, commencing ten days following a public announcement that (i) a person or group has acquired or obtained the right to acquire 20% or more of the common stock, in a transaction not approved by the Board of Directors or (ii) a person or group has commenced or intends to commence a tender offer for 30% or more of the common stock (the "Distribution Date").

     If the Company is the surviving corporation in a merger or other business combination then, under certain circumstances, each holder of a Right will have the right to receive upon exercise the number of shares of common stock having a market value equal to two times the exercise price of the Right.

     In the event the Company is not the surviving corporation in a merger or other business combination, or more than 50% of the Company's assets or earning power is sold or transferred, each holder of a Right will have the right to receive upon exercise the number of shares of common stock of the acquiring company having a market value equal to two times the exercise price of the Right.

     At any time prior to the close of business on the Distribution Date, the Company may redeem the Rights in whole, but not in part, at a price of $.05 per Right. The Rights will expire June 16, 1996, unless such date is extended or the Rights are earlier redeemed by the Company.

     Stock Options - Under the Company's stock option plans, non-qualified and incentive stock options ("ISOs") may be granted. Options are granted at fair market value at the date of grant. ISOs and non-qualified options granted have a ten year duration. All options are cumulatively exercisable in three installments commencing two years after the date of grant for grants issued prior to March 30, 1993, and commencing three years after the date of grants for grants issued after that date.

                                        PHILLIPS-VAN HEUSEN CORPORATION

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                                       (In thousands, except share data)

Common Stockholders' Equity - (Continued)

     Other data with respect to stock options follows:
                                                                                                   Option Price
                                                                         Shares             Per Share
Outstanding at February 3, 1991. . . . . . . . . . . . . . . . . . .   2,599,810        $1.42-     $11.69
Granted. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      95,400         9.56-      20.00
Exercised. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     382,120         1.42-      10.56
Cancelled. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      33,306         4.75-       8.88
Outstanding at February 2, 1992. . . . . . . . . . . . . . . . . . .   2,279,784         3.55-      20.00
Granted. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     235,370        22.15-      27.00
Exercised. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     786,047         3.55-      11.00
Cancelled. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      65,006         4.75-      22.38
Outstanding at January 31, 1993. . . . . . . . . . . . . . . . . . .   1,664,101         3.80-      27.00
Granted. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     479,029        28.00-      36.00
Exercised. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     486,647         3.80-      28.00
Cancelled. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      98,023         4.75-      31.63
Outstanding at January 30, 1994. . . . . . . . . . . . . . . . . . .   1,558,460        $3.80-     $36.00

     Of the outstanding options at January 30, 1994, options covering 778,362 shares are currently exercisable. Stock options available for grant at January 30, 1994 and January 31, 1993 amounted to 364,208 and 246,014 shares, respectively.

Leases

     The Company leases retail stores, manufacturing facilities, office space and equipment. The leases generally are renewable and provide for the payment of real estate taxes and certain other occupancy expenses. Retail store leases generally provide for the payment of percentage rentals based on store sales, and other costs associated with the leased property.

     At January 30, 1994, minimum annual rental commitments under non-cancellable operating leases, including leases for new retail stores which had not begun operating at January 30, 1994, are as follows:

     1994. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 51,106
     1995. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    46,826
     1996. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    39,142
     1997. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    32,146
     1998. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    20,401
     Thereafter. . . . . . . . . . . . . . . . . . . . . . . . . . .    56,178
     Total minimum lease payments. . . . . . . . . . . . . . . . . .  $245,799

                                        PHILLIPS-VAN HEUSEN CORPORATION

                           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                                       (In thousands, except share data)

Leases - (Continued)

     Rent expense, principally for real estate, is as follows:
                                                                           1993          1992       1991
     Minimum . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $46,275      $39,809     $33,869
     Percentage and other. . . . . . . . . . . . . . . . . . . . . . .    12,232        9,067       7,795

                                                                         $58,507      $48,876     $41,664

Retirement and Benefit Plans

     Defined Benefit Plans - The Company has noncontributory, defined benefit pension plans covering substantially all U.S. employees meeting certain age and service requirements. For those vested (after five years of service), the plans provide monthly benefits upon retirement based on career compensation and years of credited service. It is the Company's policy to fund pension cost annually in an amount consistent with Federal law and regulations. The assets of the plans are principally invested in a mix of fixed income and equity investments. In addition, the Company also participates in multi-employer plans, which provide defined benefits to their union employees.

     A summary of the components of net pension cost for the defined benefit plans and the total contributions charged to pension expense for the multi-employer plans follows:

                                                                           1993       1992       1991

     Defined Benefit Plans:
      Service cost - benefits earned during the period . . . . . . . . .   $1,828     $1,453    $ 1,142
      Interest cost on projected benefit obligation. . . . . . . . . . .    2,429      2,039      1,769
      Actual return on plan assets . . . . . . . . . . . . . . . . . . .   (2,074)    (2,255)    (3,150)
      Net amortization and deferral of actuarial gains . . . . . . . . .      612        771      2,065

      Net pension cost of defined benefit plans. . . . . . . . . . . . .    2,795      2,008      1,826
     Multi-employer plans. . . . . . . . . . . . . . . . . . . . . . . .      215        222        426

     Total pension expense . . . . . . . . . . . . . . . . . . . . . . .   $3,010     $2,230    $ 2,252


     Significant rate assumptions used in determining pension cost and related obligations were as follows:

                                                                           1993       1992       1991

     Discount rate used in determining projected benefit obligation. . . .    7.5%       8.0%       8.0%
     Rate of increase in compensation levels . . . . . . . . . . . . . . .    5.0%       5.5%       5.5%
     Long-term rate of return on assets. . . . . . . . . . . . . . . . . .    7.5%       7.5%       7.5%

                                        PHILLIPS-VAN HEUSEN CORPORATION

                           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                                       (In thousands, except share data)

Retirement and Benefit Plans - (Continued)

     The following table sets forth the plans' funded status and amounts recognized on the Company's balance sheet at January 30, 1994 and January 31,
1993 for defined benefit plans:
                                                                                   1993          1992
     Actuarial present value of benefit obligations:
       Vested benefit obligation . . . . . . . . . . . . . . . . . . . . . .      $30,884      $ 21,485

       Accumulated benefit obligation. . . . . . . . . . . . . . . . . . . .      $32,171      $ 22,780

     Projected benefit obligation for services rendered to date. . . . . . .      $39,318      $ 28,304
     Less: plan assets at fair value . . . . . . . . . . . . . . . . . . . .      (26,011)      (23,571)

     Projected benefit obligation in excess of plan assets . . . . . . . . .       13,307         4,733
     Unrecognized prior service cost . . . . . . . . . . . . . . . . . . . .       (4,771)         (612)
     Unrecognized net actuarial loss . . . . . . . . . . . . . . . . . . . .       (5,435)       (1,983)
     Unrecognized net asset at adoption date of FAS Statement No. 87 . . . .          509           558

     Net pension liability recognized on the balance sheet . . . . . . . . .      $ 3,610      $  2,696

     The increase in the projected benefit obligation to $39,318 in 1993 from $28,304 in 1992 is due principally to the introduction of pension plans in Puerto Rico, an upgrading of United States pension plans and a reduction in the 1993 discount rate used to value future pension liabilities.

     The net pension liability is included in accrued expenses and other liabilities.

     The Company has an unfunded supplemental defined benefit plan covering 28 current and retired executives under which the participants will receive a predetermined amount during the 10 years following the attainment of age 65, provided that prior to the termination of employment with the Company, the participant has been in the plan for at least 10 years and has attained age
55. The Company does not intend to admit new participants in the future. At January 30, 1994, $5,343 is included in other liabilities as the accrued cost of this plan.

     Savings and Retirement Plans - The Company has a savings and retirement plan (the "Associates Investment Plan") and a supplemental savings plan for the benefit of its eligible employees who elect to participate. Participants may elect to contribute up to 6% of their annual compensation, as defined, to the plans. Company contributions to the plans are equal to 50% of the amounts contributed by participating employees and were $2,303 in 1993, $2,206 in 1992 and $1,649 in 1991. In accordance with the terms of the Associates Investment Plan, a portion of its assets are invested in the Company's common stock.

     Post-retirement Benefits - The Company and its domestic subsidiaries provide certain health care and life insurance benefits to retired employees.

Employees become eligible for these benefits if they reach retirement age while working for the Company. Retirees contribute to the cost of this plan, which is unfunded.
On February 1, 1993, the Company adopted FAS Statement
No. 106 which requires
that the cost of this plan be recognized as an expense as employees render service instead of when the benefits are paid. Post-retirement benefit cost for 1992, which was recorded on a cash basis and totalled $459 in that year, has not been restated.

Net post-retirement benefit cost in 1993 includes the following components:

Service cost                                                $  275
Interest cost                                                  739
Amortization of transition obligation                          273

                                                            $1,287

The following reconciles the plan's accumulated post-retirement benefit with amounts recognized in the Company's balance sheet:


Accumulated post-retirement benefit obligation:

  Retirees receiving benefits                                        $7,481
  Fully eligible active plan participants                             1,092
  Active plan participants not eligible for benefits                  2,053
                                                                     10,626
Unrecognized transition obligation                                   (5,189)
Unrecognized net loss                                                (1,011)
Post-retirement liability recognized on the
  balance sheet                                                        $4,4

The weighted average annual assumed rate of increase in the cost of covered benefits (i.e., health care cost trend rate) is 9.0% for 1994 and is assumed to decrease gradually to 5.0% by 2040 and remain at that level thereafter. Increasing the assumed health care cost trend rate by one percentage point would increase the accumulated post-retirement benefit obligation as of January 30, 1994 by $1,133, and the aggregate of the service and interest cost components of net post-retirement benefit cost for 1993 by $136. The discount rate used in determining the accumulated post-retirement benefit obligation was 7.5%.

                                        PHILLIPS-VAN HEUSEN CORPORATION

                                       (In thousands, except share data)
Segment Data

     The Company operates in two industry segments: (i) apparel - the manufacture, procurement for sale and marketing of a broad range of men's and women's apparel to traditional wholesale accounts as well as through Company-owned retail stores, and (ii) footwear - the manufacture, procurement for sale and marketing of a broad range of men's, women's and children's shoes to traditional wholesale accounts as well as through Company-owned retail stores.

     Operating income represents net sales less operating expenses. Excluded from operating results of the segments are interest expense, net, corporate expenses and income taxes.

                                                                         1993           1992           1991
     Net Sales - Apparel . . . . . . . . . . . . . . . . . . . . .    $   757,452     $  709,361     $596,383
                - Footwear . . . . . . . . . . . . . . . . . . . .        394,942        333,204      307,717
          Total Net Sales. . . . . . . . . . . . . . . . . . . . .     $1,152,394     $1,042,565     $904,100
     Operating Income - Apparel. . . . . . . . . . . . . . . . . .    $    54,060    $    49,931    $  30,080
                           - Footwear. . . . . . . . . . . . . . .         39,638         35,786       34,031
          Total Operating Income . . . . . . . . . . . . . . . . .         93,698         85,717       64,111
     Corporate Expenses. . . . . . . . . . . . . . . . . . . . . .        (13,387)       (15,509)      (3,378)
     Interest Expense, net . . . . . . . . . . . . . . . . . . . .        (16,679)       (15,727)     (16,686)
          Income Before Taxes. . . . . . . . . . . . . . . . . . .    $    63,632    $    54,481    $  44,047
     Identifiable Assets - Apparel . . . . . . . . . . . . . . . .     $  305,132    $   283,256     $240,348
                            - Footwear . . . . . . . . . . . . . .        164,197        140,091      136,573
                                                                          469,329        423,347      376,921
     Corporate Assets. . . . . . . . . . . . . . . . . . . . . . .         85,442         94,015       22,048
                                                                       $  554,771    $   517,362     $398,969
     Depreciation and Amortization - Apparel . . . . . . . . . . .    $    12,843   $     10,700    $   8,678
                                           - Footwear. . . . . . .          4,405          3,066        2,664
                                                                           17,248         13,766       11,342
     Corporate Depreciation and Amortization . . . . . . . . . . .          1,878          1,254          774
                                                                      $    19,126   $     15,020    $  12,116
     Identifiable Capital Expenditures - Apparel . . . . . . . . .    $    29,449   $     23,488    $  15,777
                                             - Footwear. . . . . .         16,038          6,453        4,381
                                                                           45,487         29,941       20,158
     Corporate Capital Expenditures. . . . . . . . . . . . . . . .          2,379          6,830          950
                                                                      $    47,866   $     36,771    $  21,108

     Operating income of the apparel segment includes charges for restructuring of $2,000 (1992) and $6,000 (1991).

     In 1992, reserves of $1,600 for closing the Company's footwear catalog business were charged to operating income of the footwear segment.

     In 1992, corporate expenses include $2,400 for relocating the Company's administrative offices to Bridgewater, New Jersey and South Portland, Maine.

                                        PHILLIPS-VAN HEUSEN

                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                                       (In thousands, except share data)


Segment Data - (Continued)

     In 1991, corporate expenses include a gain on the sale of an investment in a privately held specialty retailer of $5,885 and a loss of $1,240 incurred in connection with the bankruptcy of Shoe Box, a former subsidiary of Bass sold by the Company in 1989.

     Apparel inventories as of January 30, 1994 and January 31, 1993 of $150,857 and $148,053, respectively, were determined using the LIFO method.

Other Comments

     The Company has available a letter of credit facility from its lending banks totaling $150,000 of which $67,574 was utilized at January 30, 1994.

     The Company is a party to certain litigation which, in management's judgment based on the opinion of legal counsel, will not have a material adverse effect on the Company's financial position.

                 MANAGEMENT'S REPORT ON RESPONSIBILITY FOR FINANCIAL REPORTING


     Management of the Company has the responsibility for preparing the accompanying financial statements and for their integrity and objectivity.
The statements have been prepared by management in conformity with generally accepted accounting principles. The financial statements include some amounts that are based on management's best estimates and judgements. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the financial statements.

     The Company maintains a system of internal accounting controls designed to provide management with reasonable assurance that transactions are executed in accordance with management's authorization and recorded properly. The concept of reasonable assurance is based on the recognition that the cost of a system of internal control should not exceed the benefits derived and that the evaluation of those factors requires estimates and judgements by management. Further, because of inherent limitations in any system of internal accounting control, errors or irregularities may occur and not be detected.
Nevertheless, management believes that a high level of internal control is maintained by the Company through the selection and training of qualified personnel, the establishment and communication of accounting and business policies, and its internal audit program.

     The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with management and the Company's internal auditors and independent auditors to review matters relating to the quality of financial reporting and internal accounting control and the nature, extent and results of their audits. The Company's internal auditors and independent auditors have complete access to the Audit Committee.



SIGNATURE STAMP                                        SIGNATURE STAMP

BRUCE J. KLATSKY                                       IRWIN W. WINTER
President and                                          Vice President and
Chief Executive Officer                                Chief Financial Officer

                                 REPORT OF ERNST & YOUNG, INDEPENDENT AUDITORS



To the Stockholders and the Board of Directors
Phillips-Van Heusen Corporation


     We have audited the accompanying consolidated balance sheets of Phillips-Van Heusen Corporation and subsidiaries as of January 30, 1994 and January 31, 1993, and the related consolidated statements of income, changes in common stockholders' equity, and cash flows for each of the three years in the period ended January 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Phillips-Van Heusen Corporation and subsidiaries at January 30, 1994 and January 31, 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 30, 1994 in conformity with generally accepted accounting principles.

                                                    E&Y SIGNATURE STAMP

787 Seventh Avenue
New York, New York 10019
March 17, 1994

                                        PHILLIPS-VAN HEUSEN CORPORATION

                                 SELECTED QUARTERLY FINANCIAL DATA - UNAUDITED
                                     (In thousands, except per share data)

                                 1st Quarter         2nd Quarter        3rd Quarter           4th Quarter
                              1993     1992(1)     1993(2)   1992    1993        1992     1993(3)     1992(4)
Net sales. . . . . . . . . $221,924   $208,272  $264,016   $239,491 $357,389   $322,329   $309,065   $272,473
Gross profit . . . . . . .   78,124     76,290    97,000     88,858  126,379    117,164    111,123    103,213
Income (loss) before
  extraordinary loss . . .   (2,208)      (123)    7,757      6,458   24,520     21,885     13,183      9,661
Net income . . . . . . . .   (2,208)      (123)    7,757      6,458   24,520     21,885      1,789      9,661

Net income (loss) per
   common share:
Before extraordinary
 loss. . . . . . . . . . .     (.08)      (.12)      .29        .24      .91        .81       .48         .36
Extraordinary loss (5) . .     -          -         -          -        -         -          (.42)       -
 Net income (6). . . . . .     (.08)      (.12)      .29        .24      .91        .81       .06         .36

Cash dividends per
   common share. . . . . .     .0375     .0375     .0375      .0375    .0375      .0375      .0375      .0375

Price range of common
   stock
   High. . . . . . . . . .    32 3/4    25 3/4    33 3/8     23 3/4   34 1/2     27 3/8     37 5/8     29 1/4
   Low . . . . . . . . . .    26 5/8        21    25 3/4         20   25 7/8     22 1/4     32 1/4     25 3/4

(1) Net loss for the first quarter of 1992 includes a pre-tax charge of $1,600 for closing the Company's footwear catalog business.

(2) Net income for the second quarter of 1993 includes a pre-tax credit of $1,700 for the adjustment of certain fringe benefit accruals.

(3) Net income for the fourth quarter of 1993 includes a pre-tax LIFO credit of $1,699.

(4) Net income for the fourth quarter of 1992 includes a pre-tax charge of $2,000 to establish certain reserves for the Company's ongoing efforts to strengthen its domestic manufacturing base. It also includes a pre-tax charge of $1,700 for the relocation of the Company's administrative offices, a pre-tax LIFO credit of $4,683 and a credit of $1,027 which resulted from an adjustment to the estimated tax rate used in the first three quarters.

(5) Net income for the fourth quarter of 1993 includes an extraordinary loss, net of tax, of $11,394 related to the prepayment of certain debt.

(6) Fully diluted net income per common share has not been presented since the results are either not materially different from primary net income per common share or are anti-dilutive.

                                                    PHILLIPS-VAN HEUSEN CORPORATION
                                                     SEVEN YEAR FINANCIAL SUMMARY
                                      (In thousands, except per share data, percents and ratios)

The Company's financial summary is presented from 1987, the year in which the Company recapitalized its balance sheet and acquired G.H. Bass & Co.

                                                  1993        1992         1991       1990(1)       1989       1988       1987(2)
Summary of Operations
Net sales
  Apparel . . . . . . . . . . . . . . . . . . $  757,452  $  709,361     $596,383    $536,352     $493,395   $460,342   $416,407
  Footwear. . . . . . . . . . . . . . . . . .    394,942     333,204      307,717     269,963      239,541    180,696     83,618
                                               1,152,394   1,042,565      904,100     806,315      732,936    641,038    500,025
Cost of goods sold and expenses . . . . . . .  1,072,083     972,357      843,367     752,252      682,687    597,543    457,842
Interest expense, net . . . . . . . . . . . .     16,679      15,727       16,686      18,884       17,555     16,109      6,210
                                               1,088,762     988,084      860,053     771,136      700,242    613,652    464,052

Income before taxes . . . . . . . . . . . . .     63,632      54,481       44,047      35,179       32,694     27,386     35,973
Income taxes. . . . . . . . . . . . . . . . .     20,380      16,600       12,910       8,795        8,502      6,565     14,655
Income from continuing operations
  before extraordinary loss . . . . . . . . .     43,252      37,881       31,137      26,384       24,192     20,821     21,318
(Loss) income from discontinued
  operations. . . . . . . . . . . . . . . . .        -           -            -           -            -         (152)     8,691
Extraordinary loss, net of tax. . . . . . . .    (11,394)         -           -           -            -          -          -
     Net income . . . . . . . . . . . . . . . $   31,858  $   37,881     $ 31,137    $ 26,384     $ 24,192   $ 20,669   $ 30,009

Per Common Share Statistics(3)
Income from continuing operations
  before extraordinary loss . . . . . . . . .$      1.60  $     1.42    $    1.15   $    0.95    $    0.84  $    0.68  $    0.66
Discontinued operations . . . . . . . . . . .        -           -            -           -            -        (0.01)      0.33
Extraordinary loss. . . . . . . . . . . . . .      (0.42)         -           -           -            -          -          -
Net income. . . . . . . . . . . . . . . . . .$      1.18  $     1.42    $    1.15   $    0.95    $    0.84  $    0.67  $    0.99

Common dividends paid per share . . . . . . .       0.15        0.15       0.1425        0.14         0.14  $    0.14  $   0.125
Common stockholders' equity per share.. . . .       9.33        8.14         4.52        3.38         2.53       1.79       1.24

Financial Position
Invested cash . . . . . . . . . . . . . . . . $   66,064   $  75,862    $   5,326    $  5,796     $  3,551   $  7,191  $   8,979
Current assets. . . . . . . . . . . . . . . .    418,702     410,522      303,143     285,315      266,867    265,039    258,135
Current liabilities . . . . . . . . . . . . .    109,156     115,208      102,976      90,748       84,190     88,191     86,741
Working capital . . . . . . . . . . . . . . .    309,546     295,314      200,167     194,567      182,677    176,848    171,394
Total assets. . . . . . . . . . . . . . . . .    554,771     517,362      398,969     376,790      333,108    323,133    317,773
Long-term debt. . . . . . . . . . . . . . . .    169,934     170,235      121,455     140,259      118,776    116,400    120,848
Series B convertible redeemable
  preferred stock . . . . . . . . . . . . . .        -           -         72,800      72,800       72,800     72,800     72,800
Common stockholders' equity . . . . . . . . .    246,799     211,413       84,903      62,324       46,085     32,476     22,456

Other Statistics
Total debt to total capital (4) . . . . . . .         40.8%       46.8%        46.0%       53.2%        52.6%      55.1%      56.9%
Net debt to net capital (5) . . . . . . . . .         29.7%       34.3%        45.0%       52.2%        51.9%      53.7%      55.1%
Market value of common
  stockholders' equity. . . . . . . . . . . . $  949,000   $ 753,000     $392,000    $173,000     $132,000   $127,000   $ 86,000
Current ratio . . . . . . . . . . . . . . . .        3.8         3.6          2.9         3.1          3.2        3.0        3.0
Average common shares and
  equivalents outstanding . . . . . . . . . .     27,106      25,253       19,897      19,094       19,140     18,572     26,258

(1)   1990 includes 53 weeks of operations.

(2)   1987 includes the operations of G.H. Bass & Co. from date of acquisition, August 21, 1987, and includes a gain on settlement of pension plans of $3,415, or $0.13 per share.

(3)   Fully diluted net income per common share has not been presented since the results are either not materially different from primary net income per common share or are anti-dilutive.

(4)   Total capital equals interest-bearing debt, preferred stock and common stockholders'
      equity.

(5)   Net debt and net capital are total debt and total capital reduced by invested cash.

FINANCIAL REVIEW

The past year continued Phillips-Van Heusen's progress toward its goal of establishing a strong, investment-grade financial position while maintaining its well above-average growth in sales and earnings. The Company believes that the most appropriate basis for measuring that progress is the change since the leveraged financial position it was forced to adopt in 1987 when it became the target of a hostile takeover attempt. The following table compares the current financial position of the Company with that at the end of 1987:


(Dollars in thousands)

                                January 30, 1994            January 31, 1988
Capitalization

Short-Term Debt                $    245                    $  4,840
Long-Term Debt                  169,934                     120,848

  Total Debt                    170,179   40.8%             125,688    56.9%

Preferred Stock                                              72,800    32.9%

Common
  Stockholders' Equity          246,799   59.2%              22,456    10.2%

Total Capitalization           $416,978  100.0%            $220,944   100.0%

Invested Cash                  $ 66,064                    $  8,979

Market Value of
  Common Stockholders' Equity  $949,000                    $ 86,000

After-Tax Cost of
  Year-End Debt
  and Preferred Stock          $  8,000                    $ 16,000


Improvement has been both steady and continuous. However, the two financial events referred to in the President's letter and described more fully below have particular long-term significance. The 1992 sale of common stock and the 1993 issuance of 7.75% debentures allowed the Company to eliminate all of the high cost debt incurred during its 1987 leveraged recapitalization. At the same time, total debt was reduced from 46.0% of total capital at year-end 1991 to 40.8% at the end of 1993. Net of invested cash, the 1993 percentage is 29.7% - well on the way to the Company's target of 25%.

Of course, the achievement of ambitious financial goals is first and foremost a function of operating performance. The Company's compound growth of sales and earnings per share since 1987 has been 14.9% and 20.2%, respectively. While sales and earnings growth in 1993 slowed somewhat to 10.5% and 12.7%, respectively, the development and funding of the strategies discussed in this report were paramount in setting the stage for future growth.

The Company's strategy is to maximize stockholder value by maximizing the value of its brands through strong wholesale distribution coupled with an ability to reach consumers directly through its retail stores. As the Company's store base expanded, retail sales grew from $481.9 million in 1991, to $571.8 million in 1992, to $679.6 million in 1993. This strategy has also allowed the Company to extend its brands to appropriately related products and offer them for sale in its own retail stores. Brand extension has been and continues to be a key feature of the Company's strategic goals. Nowhere is that more evident than at the Bass and Geoffrey Beene retail stores. At Bass, the expansion of a highly profitable accessory business, together with the addition of adult and (in 1994) kids apparel, is transforming footwear stores into lifestyle stores. At Geoffrey Beene, the 1993 addition of a women's business is doubling their product offering.

In addition, the Company believes that further opportunity for expanding its retail operations will result from the 1993 addition of over $1 billion of new capital into the manufacturers' outlet industry via a series of public offerings by real estate development companies.

Results of Operations

The Company analyzes its results of operations by its vertically integrated apparel and footwear segments. Reference should be made to the Segment Data footnote in the consolidated financial statements.

Apparel

Net sales of the Company's apparel segment were $757.5 million in 1993, $709.4 million in 1992 and $596.4 million in 1991, representing increases of 6.8% and 18.9%, respectively.

In 1993, the wholesale shirt group was negatively impacted by a cyclically weak period of demand for dress shirts following a strong but short-lived fashion surge in 1992. In spite of this negative market trend, both of the Company's principal shirt brands, Van Heusen and Geoffrey Beene, improved their market share leadership positions. In addition, the Designer Group had great success in its introduction of a new line of 100% cotton dress shirts under the Bass brand. This offering filled a vacant niche in the traditionally styled dress shirt market at upper-moderate price points similar to the Geoffrey Beene brand and above the Van Heusen brand.

Late in the year, the Company announced it would begin shipping its new Wrinkle-Free Van Heusen and Geoffrey Beene dress shirts to department stores in time for Father's Day. These shirts, produced by the Company under an exclusive license for North America, utilize a unique vapor phase technology which transforms garments made from lightweight fabrics into those that remain wrinkle-free after as many as 50 washings. These shirts, which include a cotton content of as much as 60%, attain a softness of hand and have increased fabric breathability and absorbency, giving them superior comfort qualities. The Company believes this major product innovation should reverse the year-long downward trend in dress shirts and further enhance the Company's leadership position in the industry.

Somerset, the Company's knitwear division, was successful in building its new branded sweater business under the Van Heusen and Geoffrey Beene labels. These sweaters, both fashion and basic, are sold nationwide to traditional department and specialty stores. Offsetting these gains was a reduction in chain store sweater sales and in knit shirts sold to professional golf shops. Looking ahead, Somerset's principal focus will be in pursuing its very positive prospects for continued growth in branded and designer sweaters.

Retail sales growth came principally from three areas: the opening of new stores in each apparel format, expansion of the Geoffrey Beene stores to include women's wear, and the remodeling of 95 Van Heusen stores during 1993 and 1992 to a new and more productive store format. Offsetting these positive factors, in part, was the negative impact of exceptionally bad weather in both the winters of 1994 and 1993.

Operating income of the apparel segment was $54.1 million in 1993, up from $49.9 million during 1992 and $30.1 million in 1991. In 1993, operating margins of both wholesale and retail were negatively impacted by the weak dress shirt environment while sportswear results were very positive. This condition, together with a generally weak sweater market, prevented any major improvement in wholesale margins.

While retail gross margins were negatively impacted by bad weather and a highly promotional environment, substantial progress was made in reducing in-store and central office expenses through a major expense management program. The closing of non-productive stores in the Windsor division at the end of 1992 also favorably impacted 1993. In 1991, the Company reserved $6.0 million to restructure its Somerset division; the improvement in apparel margins in 1992 is due principally to the non-recurring nature of that charge.

Impacting apparel margins was a LIFO charge of $.2 million in 1993, a credit of $1.7 million in 1992 and a charge of $1.2 million in 1991.

The Company believes it is well-positioned for strong growth in 1994 and beyond. The current trend toward "corporate casual" dressing for men opens up new opportunities to extend the Company's traditional dress shirt offerings. With the successful introduction of the Bass dress shirt and Geoffrey Beene casual wear for women, these brand extensions should become increasingly important in 1994 and beyond. At the same time, introduction of the Wrinkle-Free dress shirt should enhance the Company's growing leadership position in this market. While the Wrinkle-Free introduction will have minimal impact on 1994 net income due to a variety of one-time costs plus substantial media spending to support the introduction, the long-term prospects of brand enhancement, price positioning and market share should be considerable.

Footwear

Net sales of the Company's footwear segment, conducted through its Bass division, were $394.9 million in 1993 compared to $333.2 million and $307.7 million in 1992 and 1991, representing increases of 18.5% and 8.3%, respectively.

Sales at wholesale were very strong in 1993 due, in part, to expansion into international markets, particularly Asia and South America, and the introduction of a Bass dress shoe line. Telemarketing efforts and stronger in-store promotional programs for independent retailers also contributed to sales improvement. This performance followed a particularly difficult 1992 which was hampered by a weak market for men's casual footwear. Also favorably impacting 1993 were new styles in the outdoor category, including hiking shoes and "rugged outdoor wear", as well as sandals, which had excellent sell-thru as consumers sought alternatives to traditional athletic footwear. Early 1994 sales indicate that these trends are continuing.

At Bass retail, growth came principally from the addition of new stores offering both footwear and casual apparel. Line extensions in accessories also resulted in very significant increases. Offsetting this were weaker sales in footwear, coming in part, from a generally poor product mix which was identified early in the year; subsequent heavy promotions drove footwear sales so that inventory at the beginning of 1994 was substantially better positioned. Also impacting sales growth was the exceptionally bad weather experienced in both the winters of 1994 and 1993. Going forward, retail should capitalize on the trends noted for wholesale, particularly the increased demand for outdoor shoes and sandals. Shoe stores will continue to be converted into larger "Bass Lifestyle" stores offering both footwear and apparel, and additional growth will come from a Bass Kids line of apparel to be introduced in 34 stores in 1994.

Operating income of the footwear segment was $39.6 million in 1993, compared to $35.8 million in 1992 and $34.0 million in 1991. In 1992, a $1.6 million charge was recorded to cover the cost of closing the Company's footwear catalog business. Excluding this charge, footwear margins were 10.0% in 1993, compared to 11.2% and 11.1% in 1992 and 1991, respectively. The decline in the current year resulted from extremely heavy markdowns at retail driven by the footwear product mix issue and the poor winter weather. The product mix issue is not expected to recur. Strong improvement in inventory turn achieved in 1993 is anticipated to continue as Bass enhances its just-in-time inventory management systems.

Corporate Expenses

Corporate expenses were $13.4 million in 1993, compared to $15.5 million and $3.4 million in 1992 and 1991, respectively. In 1992, relocation costs of $2.4 million were recorded to cover the costs to move to new facilities in Bridgewater, New Jersey and South Portland, Maine. In 1991, the Company recognized a one-time gain of $5.9 million on the sale of an investment in a privately held specialty retailer. Excluding these one-time items, corporate expenses were $13.4 million in 1993 and $13.1 million and $9.3 million in 1992 and 1991, respectively. The principal reason for the increases in 1993 and 1992 were expenses incurred in connection with the Company's long-term program, adopted in 1992, to achieve a "best practices" standard in its management systems and procedures. Central to this effort is instilling in the corporate culture the concepts of empowerment and continuous improvement in the creation of quality and value.

Interest Expense

Interest expense increased in 1993 due mainly to an increase in the Company's average debt from the issuance, in late 1992, of $69 million of Senior Notes due 1996-2002 to secure long-term capital at favorable rates. Partially offsetting the interest expense on these notes was the Company's investment of the unused proceeds in money market instruments. The decrease in interest expense in 1992 was due entirely to reductions in the Company's effective borrowing rate resulting from both lower bank lending spreads as well as reductions in short-term interest rates.

Income Taxes

The Company's effective tax rate was 32.0% in 1993 compared to 30.5% in 1992 and 29.3% in 1991. An increase in the statutory rate and a higher proportion of income taxed at normal rates versus tax exempt income from operations in Puerto Rico are the principal reasons for the higher rate in 1993.

Extraordinary Loss -
Early Retirement of Debt

In 1993, the Company incurred a loss, net of tax, of $11.4 million, or $.42 per share, in connection with the early retirement of long-term debt. See "Liquidity and Capital Resources" below for further discussion of this transaction.

Seasonality

The Company's business is seasonal, with higher sales and income during its third and fourth quarters, which coincide with the Company's two peak retail selling seasons: the first running from the start of summer vacation in late May and continuing through September; the second being the Christmas selling season beginning with the weekend following Thanksgiving and continuing through the week after Christmas.

Also contributing to the strength of the third quarter is the high volume of fall shipments to wholesale customers which are more profitable than spring shipments. The slower spring selling season at wholesale combined with the retail seasonality makes the first quarter particularly weak. As the Company continues to expand its retail business, these seasonal differences are expected to become more significant.

Liquidity and Capital Resources


The following table shows key cash flow elements over the last three years:

(In thousands)
                                        1993          1992         1991

Income from operations adjusted
  for non-cash items                   $59,714      $ 51,962     $ 36,693

Used for working capital                (6,254)      (30,448)        (861)

Capital spending, net                  (37,883)      (32,034)     (16,471)

Cash dividends on common stock          (3,920)       (3,556)      (2,638)

Cash dividends on preferred stock         -           (2,138)      (8,190)

Issuance of common stock                  -          133,949         -

Repurchase of preferred stock             -         (121,148)        -

Exercise of stock options                7,425         8,722        2,270

Early retirement of debt               (11,394)         -            -

Other changes                           (1,483)       13,493        7,766

Decrease in borrowing,
  net of invested cash                 $ 6,205      $ 18,802     $ 18,569

A major highlight for 1993 was the reduction in funds used for working capital to $6.3 million in 1993 from $30.4 million in 1992. This reduction is principally due to a constant focus on inventory management; inventories in 1993 increased only 4.3% from the prior year, significantly less than the corresponding sales increase. The Company expects this favorable trend in inventory turnover to continue.

Capital expenditures increased during the past two years, principally due to the cost of opening new stores and refurbishing existing stores. In addition, in 1993 the Company began construction of a 500,000 square foot state-of-the-art distribution facility in Jonesville, North Carolina which will become fully operational in early 1995. The Company's move to new facilities in South Portland, Maine and Bridgewater, New Jersey in 1993 and 1992, respectively, resulted in investment in furniture, fixtures and leasehold improvements. Capital expenditures in 1994 are expected to be somewhat higher than 1993 levels as the Company completes the new distribution facility and upgrades its information systems to support current and anticipated business growth.

During the last two years, the Company has taken a number of steps to strengthen its financial position. On May 4, 1992, the Company completed the sale of 6.4 million shares of its common stock. Approximately $121.1 million of the net proceeds were used to repurchase the Company's preferred stock, with the remaining $12.8 million used to reduce debt. This transaction improved cash flow on an annual basis by approximately $8.0 million by eliminating the non-tax deductible 11.25% dividend on the preferred stock plus interest savings on the debt reduction (offset in part by the dividends on the common stock issued in connection with the sale). On October 29, 1992, the Company issued $69 million of Senior Notes due 1996-2002 at a blended rate of 7.75%. The proceeds were used to repay all the outstanding borrowings under the Company's revolving credit facility, with the remaining proceeds invested in short-term instruments.

Concurrent with the Company achieving an investment grade rating from both Standard & Poor's and Moody's, on November 15, 1993 the Company issued $100 million of 7.75% Debentures due 2023 with a yield to maturity of 7.80%. The net proceeds were used to redeem the outstanding 11.2% Senior Note due 2002 and the outstanding 9.93% Senior Notes due 1997. Due to prepayment provisions associated with the redeemed notes, the Company incurred the extraordinary loss noted above. The Company believes that securing this long-term capital at favorable rates provides a solid base for financing future growth.

Also in 1993, the Company entered into a new revolving credit agreement with its existing bank group; the interest rate on this facility was reduced from LIBOR plus .75% to LIBOR plus .50%.

Total debt (net of invested cash) as a percentage of total capital was reduced to 29.7% at year-end 1993 compared to 34.3% and 45.0% at year-end 1992 and 1991, respectively.

Overall, the Company has significantly reduced the future cost and extended the maturity of its debt, eliminated its preferred stock and increased common stockholders' equity from $84.9 million in 1991 to $246.8 million in 1993, thus substantially improving its financial position.