Form 10-K, Exhibit 13
period 1995-01-29
PHILLIPS VAN HEUSEN CORP /DE/
filed 1995-05-01
CIK 78239

FINANCIAL REVIEW


     Phillips-Van Heusen's primary strategy is to maximize stockholder value by maximizing the value of its brands through strong wholesale distribution coupled with the ability to reach consumers directly through its retail stores. This strategy was enhanced importantly in early 1995 by the acquisition of "Gant" and "Izod", two outstanding sportswear brands. The significance of this acquisition is discussed throughout this report.

     The year 1994 proved to be, by far, the most difficult since the Company's recapitalization in 1987. After six consecutive years of double digit growth in sales and earnings, Phillips-Van Heusen experienced slower sales growth in certain key categories and a significant reduction from the prior year in overall earnings. Virtually all of the Company's businesses were negatively impacted to some degree by extremely difficult apparel and footwear markets, a condition that began in late 1992 and worsened throughout 1994.


     Despite the difficult environment, the Company achieved another year of record sales primarily due to the continued expansion of its retail business. Retail sales were $764.7 million in 1994, up from $679.6 million and $571.8 million in 1993 and 1992, respectively. During 1994, dress shirts, which represent approximately 25% of the Company's total sales (and 60% of its wholesale apparel sales) were hit particularly hard. It is the Company's belief that virtually all of apparel and footwear continue to be strongly influenced by business and fashion cycles. While this particular down period in apparel and footwear has lasted longer than usual - it should, like all business cycles, reverse itself. This report speaks to a variety of initiatives that Phillips-Van Heusen has taken to position itself to return with increased strength and balance, no matter when the recovery occurs.

RESULTS OF OPERATIONS

     The Company analyzes its results of operations by its vertically integrated apparel and footwear segments. Reference should be made to the Segment Data footnote on page 34.

APPAREL

     Net sales of the Company's apparel segment were $883.9 million in 1994, $800.5 million in 1993 and $709.4 million in 1992, representing increases of 10.4% and 12.8%, respectively. These increases relate principally to growth in retail sales, including the expanded offering of apparel at the Bass Company stores, offset, in part, in 1993, by a small reduction in wholesale sales caused by a downsizing of the Company's private label dress shirt and sweater business.

     Wholesale shirt sales were negatively impacted by a period of weak demand following a strong but short-lived fashion surge in 1992. This period of weak dress shirt demand was somewhat offset by capitalizing on the very important trend to more casual attire for work as the Company's "Corporate Casual" Friday-wear business continued to grow in 1994. This positive trend is expected to continue in 1995 and should accelerate with the Company's expanded offering of "Beene Unbuttoned" casual dress shirts.

     Gross profit on sales was 30.8% in 1994 compared with 33.1% in 1993 and 33.8% in 1992. Both the Company's wholesale and retail divisions experienced gross profit reductions in 1994 from the prior year. General market conditions worsened considerably in 1994 and were further disrupted by the introduction of Wrinkle-Free shirts at Van Heusen and Geoffrey Beene.

     Three separate issues relating to the introduction of Wrinkle-Free shirts affected gross margins:


     - The decision by most retailers to achieve a very fast transition into Wrinkle-Free shirts led to increased promotional selling of non wrinkle-free shirts, thus exacerbating an already weak market.

     - Start-up costs of Wrinkle-Free shirts, including accelerated amortization of new equipment, as well as training and manufacturing inefficiencies, added some $4 million to 1994 costs.

     - Higher production costs associated with the Company's post-cured vapor phase manufacturing process of its Wrinkle-Free shirts further reduced 1994 initial gross margins.

     At retail, gross margins were negatively impacted by the overall weak apparel environment resulting in the taking of significant promotional markdowns to generate sales. The Company's branded store formats of Van Heusen and Geoffrey Beene had considerably better overall results than the private label store formats of Cape Isle Knitters and Windsor Shirt. Outlet stores, as discussed in the Chairman's letter, are generally destination apparel stores which do, in fact, require extra travel time and therefore are very much influenced by trends (good and bad) affecting specialty apparel stores.

     Also impacting overall gross margins was a LIFO charge of $1.2 million in 1994 compared with $0.2 million in 1993 and a credit of $1.7 million in 1992.

     Selling, general and administrative expenses were 26.7% of sales in 1994, compared with 26.1% in 1993 and 26.8% in 1992. Expense levels in both 1994 and 1993 were negatively impacted by a higher weighing of retail business as part of the overall apparel sales mix. In addition, 1994 included $3 million of introductory Wrinkle-Free marketing costs. Importantly, two cost reduction programs initiated late in the fourth quarter should contribute to expense reductions in 1995 and beyond. The Company implemented a plan to restructure and consolidate certain managerial, field supervisory and administrative functions associated with its retail operations. At wholesale, the Company adopted a plan to realign its four marketing divisions into two - Dress Shirts and Sportswear. In addition to reducing expenses, this new structure should improve marketing focus and product supply pipeline efficiency.

     Looking ahead, the Company believes that while 1995 will continue to be a year of transition, Wrinkle-Free shirts will become established as an important part of the overall dress shirt business and non Wrinkle-Free shirts will also be established in a fixed niche, thereby eliminating a good deal of the uncertainty that existed in 1994. Start-up costs should gradually abate and gross margins should normalize as production is moved to lower cost Caribbean plants and pre-cured fabrics requiring lower cost manufacturing are introduced into overall production - on selected oxford and broadcloth shirtings where they are able to produce superior results. The Company will continue to utilize its post-cured vapor phase treatment on lighter weight fabrics such as pinpoint oxfords where it believes that other wrinkle-free treatments are not close to the same quality standard.


     The Company's sweater business should benefit significantly from the recently announced licensing agreement to make and market Jantzen sweaters, the number-one selling sweater brand in the U.S. In addition, ownership of Izod brings with it the famous Izod cardigan sweater, which also should help to maximize this business. These two new brands, along with Van Heusen and Geoffrey Beene, make the Company the leading supplier of branded sweaters in the U.S.

     As for men's sportswear, which seems to be on a very solid growth trajectory, the Company's position in Van Heusen sportswear has been substantially supplemented by the Jantzen license covering active sportswear as well as sweaters and, of course, by Izod and Gant. This is clearly an area targeted for important growth and development in 1995 and beyond.

     At retail, all store formats have business initiatives which are viewed very positively. These include Van Heusen for Her, Geoffrey Beene for Women and, most importantly, the conversion of the Company's two private label formats, Cape Isle Knitters and Windsor Shirt, into stores marketing apparel under the Izod and Gant labels, respectively.

     While 1995 appears at this point to be a continuation of the prior year's generally poor retail environment, the Company believes that its many initiatives at all levels of business should provide the basis for solid improvement in the periods ahead.

FOOTWEAR

     Net sales of the Company's footwear segment, conducted through its Bass division (excluding Bass apparel), were $371.5 million in 1994 compared with $351.9 million in 1993 and $333.2 million in 1992, representing increases of 5.6% in both years.

     Footwear sales were negatively impacted in both years by the generally poor retail environment described above. One particularly successful footwear category, however, was men's and women's sandals which increased substantially in 1994 and successfully offset the decline in the exceptionally strong performance of canvas shoes in 1992 and 1993.

     International sales grew to $8.2 million in 1994 from $7.1 million in 1993, driven by territory growth in Europe and Asia as well as introductions in South America and the Caribbean.

     Gross profit on sales was 37.1% in 1994 compared with 39.7% in 1993 and 43.7% in 1992. As in apparel, the Company's footwear business in 1994 was marked by sluggish consumer demand and a highly promotional environment. At the same time, 1994 was for Bass a period focused on streamlining inventory, reducing SKU's and sharpening size offerings. This combination led to moderate overall growth and significantly reduced gross profit margins as greater off-price sales at both wholesale and retail depressed margins. At Retail, Bass Footwear experienced many of the same pressures as the Company's apparel stores, including a weak specialty store environment and a generally soft women's career market. This was offset, in part, by good performance in men's waterproof shoes and sandals.

     Selling, general and administrative expenses were 28.6%, compared with 29.1% in 1993 and 33.0% in 1992, which reflects the continued leveraging and management of footwear's expense structure.

     Looking ahead, the Company believes that Bass' well-established product diversification will be particularly helpful in the coming year, with continued strong growth in the men's and women's sandal category as well as good growth in the casual and outdoor shoe categories. The men's Weejun, with its updated styling of classic looks, enjoyed a 6% increase in 1994 over 1993 and should continue to do well. Internationally, sales are targeted for continued growth in 1995, principally due to greater penetration in already existing markets.

RESTRUCTURING CHARGE

     In the fourth quarter of 1994, the Company recorded a pre-tax restructuring charge totaling $7.0 million associated with its apparel business. The Company has restructured and consolidated certain managerial, field supervisory and administrative functions associated with its retail operations, and adopted a plan to realign its wholesale apparel business from four operating divisions into a dress shirt division and a sportswear division. This new structure will reduce expenses and should improve the Company's marketing focus and product pipeline efficiency. These expense reduction initiatives are part of an ongoing process to optimize the Company's operating structure.

     Also, in connection with the acquisition of the Izod and Gant labels, respectively, the Company adopted a plan to convert its Cape Isle Knitters and Windsor Shirt private label retail stores to stores that will market branded apparel under the Izod and Gant labels, respectively. The Company believes that these store conversions should have a very positive impact on the future sales and earnings of these two retail companies.

CORPORATE EXPENSES

     Corporate expenses were $10.9 million in 1994 compared with $13.4 million in 1993 and $15.5 million in 1992. The primary reason for the decrease in 1994 was a reduction in the Company's liability for its supplemental savings plan which is linked to the market value of Phillips-Van Heusen stock - in addition to a reduction in general corporate spending. In 1992, the Company incurred a one-time cost of $2.4 million in connection with moving to new facilities in Bridgewater, New Jersey and South Portland, Maine. Those relocations accounted for most of the higher expense level in that year.

INTEREST EXPENSE

     Interest expense was $12.8 million compared with $16.7 million in 1993 and $15.7 million in 1992. The decrease in 1994 relates principally to the November 1993 refinancing to lower interest rates of a portion of the Company's long-term debt. In addition, lower average debt and higher interest rates on invested cash contributed to the interest expense reduction.

INCOME TAXES

     The Company's effective tax rate was 18.7% in 1994 compared with 32.0% in 1993 and 30.5% in 1992. The significantly reduced rate in 1994 resulted, in part, from the reversal of estimated tax liabilities no longer deemed necessary. In addition, the $7.0 million restructuring charge reduced income from domestic sources, which is taxed at normal rates, thereby increasing the proportionate share of tax exempt income earned from the Company's operations in Puerto Rico.

EXTRAORDINARY LOSS - EARLY RETIREMENT OF DEBT

     In 1993, the Company incurred a loss, net of tax, of $11.4 million, or $.42 per share, in connection with the early retirement of long-term debt. See "Liquidity and Capital Resources" below for further discussion of this transaction.

SEASONALITY

     The Company's business is seasonal, with higher sales and income during its third and fourth quarters, which coincide with the Company's two peak retail selling seasons: the first running from the start of summer vacation in late May and continuing through September; the second being the Christmas selling season beginning with weekend following Thanksgiving and continuing through the week after Christmas.

     Also contributing to the strength of the third quarter is the high volume of fall shipments to wholesale customers which are more profitable than spring shipments. The slower spring selling season at wholesale combined with the retail seasonality make the first quarter particularly weak.

ACQUISITION

     On January 24, 1995 Phillips-Van Heusen Corporation entered into a binding agreement to acquire the Crystal Brands Apparel Group for $114.7 million in cash. This acquisition, completed on February 17, 1995, adds Gant, Izod and Salty Dog to its roster of highly regarded brands: Van Heusen, Bass and Geoffrey Beene.

     The acquisition, financed by a combination of invested cash plus use of the Company's revolving credit bank line, should not be dilutive in the initial transitional year, and should be quite positive thereafter.

LIQUIDITY AND CAPITAL RESOURCES

     The following table shows key cash flow elements over the last three years:

     (In thousands)                       1994       1993       1992
     Income from operations adjusted
         for non-cash items             $44,256    $59,714    $51,962
     Early retirement of debt               --     (11,394)       --
     Change in working capital            5,138     (6,254)   (30,448)
     Capital spending, net              (37,830)   (37,883)   (32,034)
     Cash dividends on common stock      (3,983)    (3,920)    (3,556)
     Cash dividends on preferred stock      --         --      (2,138)
     Issuance of common stock               --         --     133,949
     Repurchase of preferred stock          --         --    (121,148)
     Exercise of stock options            2,629      7,425      8,722
     Other changes                        2,438       (678)    13,067

     Increase in cash, before net
         change in debt                 $12,648     $7,010    $18,376


     The Company's ongoing emphasis on achieving a faster inventory turn was once again the key driver in achieving a positive cash flow. Measured against an overall sales increase of 8.9%, inventory was reduced 5.4% to $255.2 million from $269.9 million. The Company expects this favorable trend in inventory turnover to continue.

     Capital expenditures in 1994 included the near-completion of the Company's 500,000 square foot distribution facility in Jonesville, North Carolina, investment in Wrinkle-Free manufacturing capacity and the continued upgrading of information systems. Spending in 1993 included the initial investment in the distribution facility as well as the completion of new office facilities in South Portland, Maine. During 1992 through 1994, the Company continued to invest in new retail store openings and refurbishing existing stores. With the completion of the distribution center in early 1995, capital expenditures for the full year 1995 should be somewhat lower.

     During 1993 and 1992, the Company took a number of steps to strengthen its financial position. On May 4, 1992, the Company completed the sale of 6.4 million shares of its common stock. Approximately $121.1 million of the net proceeds were used to repurchase the Company's preferred stock, with the remaining $12.8 million used to reduce debt. This transaction improved cash flow on an annual basis by approximately $8.0 million by eliminating the non-tax deductible 11.25% dividend on the preferred stock plus interest savings on the debt reduction (offset in part by the dividends on the common stock issued in connection with the sale). On October 29, 1992, the Company issued $69 million of Senior Notes due 1996-2002 at a blended rate of 7.75%. The proceeds were used to repay all the outstanding borrowings under the Company's revolving credit facility, with the remaining proceeds invested in short-term instruments.

     Concurrent with the Company achieving an investment grade rating from both Standard & Poor's and Moody's, on November 15, 1993 the Company issued $100 million of 7.75% debentures due 2023 with a yield to maturity of 7.80%. The net proceeds were used to redeem the outstanding 11.2% and 9.93% senior notes. Due to prepayment provisions associated with the redeemed notes, the Company incurred the extraordinary loss noted earlier. Also in 1993, the Company entered into a new revolving credit agreement with its existing bank group; the interest rate on this facility was reduced from LIBOR plus .75% to LIBOR plus .50%.

     In February 1995, in conjunction with the acquisition of the Crystal Brands Apparel Group, the Company increased the size of its bank credit facility to $400 million ($200 million in revolving credit lines and $200 million in letter of credit lines) from a total facility of $250 million - and maintained the same pricing.

     Total debt (net of invested cash) as a percentage of total capital was reduced to 26.9% at year-end 1994 compared to 29.7% and 34.3% at year-end 1993 and 1992, respectively.

     This much improved financial position, together with its continued anticipation of positive cash flow, allowed the Company to accomplish the acquisition of the Crystal Brands Apparel Group for cash without compromising its objective of maintaining its investment grade rating.
                               11

                                        PHILLIPS-VAN HEUSEN CORPORATION

                                       CONSOLIDATED STATEMENTS OF INCOME
                                     (In thousands, except per share data)

                                                                           1994          1993          1992
Net sales. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $1,255,466    $1,152,394   $1,042,565
Cost of goods sold . . . . . . . . . . . . . . . . . . . . . . . . . .      845,655       747,555      657,040

Gross profit . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      409,811       404,839      385,525
Selling, general and administrative expenses . . . . . . . . . . . . .      353,109       324,528      311,717
Restructuring expenses . . . . . . . . . . . . . . . . . . . . . . . .        7,000          -           3,600

Income before interest and taxes . . . . . . . . . . . . . . . . . . .       49,702        80,311       70,208

Interest expense, net. . . . . . . . . . . . . . . . . . . . . . . . .       12,793        16,679       15,727

Income before taxes. . . . . . . . . . . . . . . . . . . . . . . . . .       36,909        63,632       54,481
Income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        6,894        20,380       16,600

Income before extraordinary loss . . . . . . . . . . . . . . . . . . .       30,015        43,252       37,881
Extraordinary loss on debt retirement. . . . . . . . . . . . . . . . .          -         (11,394)           -

Net income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $    30,015   $    31,858  $    37,881

Net income per share:
Before extraordinary loss. . . . . . . . . . . . . . . . . . . . . . . $       1.11  $       1.60         1.42
Extraordinary loss . . . . . . . . . . . . . . . . . . . . . . . . . .        -             (0.42)          -

Net income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $       1.11  $       1.18 $       1.42


See notes to consolidated financial statements.

                                        PHILLIPS-VAN HEUSEN CORPORATION

                                          CONSOLIDATED BALANCE SHEETS
                                       (In thousands, except share data)

                                                                                January 29,    January 30,
                                                                                    1995           1994
ASSETS
Current Assets:
   Cash, including cash equivalents of $68,586 and $66,064 . . . . . . . . . .   $ 80,473         $ 68,070
   Trade receivables, less allowances of $1,617 and $2,171 . . . . . . . . . .     77,527           61,986
   Inventories . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    255,244          269,871
   Other, including deferred taxes of $7,108 and $5,727. . . . . . . . . . . .     16,426           18,775
     Total Current Assets. . . . . . . . . . . . . . . . . . . . . . . . . . .    429,670          418,702
Property, Plant and Equipment. . . . . . . . . . . . . . . . . . . . . . . . .    136,297          109,506
Goodwill . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     17,733           18,189
Other Assets, including deferred taxes of $9,502 and $4,608. . . . . . . . . .     12,584            8,374

                                                                                 $596,284         $554,771

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
   Accounts payable. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $ 38,759        $ 42,188
   Accrued expenses. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     70,039          60,696
   Accrued income taxes. . . . . . . . . . . . . . . . . . . . . . . . . . . .      4,975           6,027
   Current portion of long-term debt . . . . . . . . . . . . . . . . . . . . .        260             245
       Total Current Liabilities . . . . . . . . . . . . . . . . . . . . . . .    114,033         109,156
Long-Term Debt, less current portion . . . . . . . . . . . . . . . . . . . . .    169,679         169,934
Other Liabilities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     37,112          28,882
Stockholders' Equity:
   Preferred stock, par value $100 per share; 150,000 shares
     authorized; no shares outstanding . . . . . . . . . . . . . . . . . . . .
   Common stock, par value $1 per share; 100,000,000 shares
     authorized; shares issued 26,610,310 and 33,190,750 . . . . . . . . . . .     26,610          33,191
   Additional capital. . . . . . . . . . . . . . . . . . . . . . . . . . . . .    112,801         118,360
   Retained earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    136,049         269,055
                                                                                  275,460         420,606
   Less:  6,728,576 shares of common stock held in
         treasury as of January 30, 1994 - at cost . . . . . . . . . . . . . .           0       (173,807)
       Total Stockholders' Equity. . . . . . . . . . . . . . . . . . . . . . .    275,460         246,799

                                                                                 $596,284        $554,771


See notes to consolidated financial statements.

                                        PHILLIPS-VAN HEUSEN CORPORATION

                                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                (In thousands)


                                                                                1994       1993        1992
Operating activities:
  Net Income before extraordinary loss . . . . . . . . . . . . . . . . . . . $ 30,015     $ 43,252   $ 37,881
  Adjustments to reconcile to cash provided by operating
    activities:
    Depreciation and amortization. . . . . . . . . . . . . . . . . . . . . .   24,309       19,126     15,020
    Deferred income taxes. . . . . . . . . . . . . . . . . . . . . . . . . .   (6,275)      (2,195)      (518)
    Extraordinary loss on debt retirement. . . . . . . . . . . . . . . . . .     -         (11,394)       -
    Other-net. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   (3,793)        (469)      (421)

  Changes in operating assets and liabilities:
    Receivables. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  (15,541)      (3,168)    (8,768)
    Inventories. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   14,627      (11,110)   (32,367)
    Accounts payable and accrued expenses. . . . . . . . . . . . . . . . . .    1,759       11,321      8,412
    Other-net. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    4,293        3,297      2,275

      Net Cash Provided By Operating Activities. . . . . . . . . . . . . . .   49,394       42,066     21,514

Investing activities:
  Plant and equipment acquired . . . . . . . . . . . . . . . . . . . . . . .  (53,140)     (47,866)   (36,771)
  Contributions from landlords . . . . . . . . . . . . . . . . . . . . . . .   15,310        9,983      4,737
  Collection of note receivable. . . . . . . . . . . . . . . . . . . . . . .     -             -        5,100
  Sale of property . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     -             -        5,964
  Other-net. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    2,438         (678)     2,003

    Net Cash Used By Investing Activities. . . . . . . . . . . . . . . . . .  (35,392)     (38,561)   (18,967)

Financing activities:
  Issuance of common stock . . . . . . . . . . . . . . . . . . . . . . . . .     -            -       133,949
  Repurchase of preferred stock. . . . . . . . . . . . . . . . . . . . . . .     -            -      (121,148)
  Proceeds from revolving line of credit and long-term borrowings. . . . . .     -         141,023    146,900
  Payments on revolving line of credit and long-term borrowings. . . . . . .     (245)    (157,026)   (95,166)
  Exercise of stock options. . . . . . . . . . . . . . . . . . . . . . . . .    2,630        7,425      8,722
  Cash dividends on common stock . . . . . . . . . . . . . . . . . . . . . .   (3,984)      (3,920)    (3,556)
  Cash dividends on preferred stock. . . . . . . . . . . . . . . . . . . . .      -           -        (2,138)

    Net Cash (Used) Provided By Financing Activities . . . . . . . . . . . .   (1,599)     (12,498)    67,563

Increase (Decrease) in cash. . . . . . . . . . . . . . . . . . . . . . . . .   12,403       (8,993)    70,110
Cash at beginning of period. . . . . . . . . . . . . . . . . . . . . . . . .   68,070       77,063      6,953

Cash at end of period. . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 80,473     $ 68,070   $ 77,063


See notes to consolidated financial statements.

                                        PHILLIPS-VAN HEUSEN CORPORATION

             CONSOLIDATED STATEMENTS OF CHANGES IN COMMON STOCKHOLDERS' EQUITY
                                       (In thousands, except share data)

                                           Common Stock                                             Common
                                                    $1 par   Additional   Retained     Treasury   Stockholders'
                                       Shares       Value      Capital    Earnings       Stock       Equity
February 2, 1992 . . . . . . . . .    25,518,344   $25,518    $24,285     $208,930     $(173,830)   $84,903
  Issuance of common stock and
    repurchase of preferred stock.     6,440,000     6,440     79,161                                85,601
  Stock options exercised. . . . .       786,047       786      9,036                                 9,822
  Net income . . . . . . . . . . .                                          37,881                   37,881
  Cash dividends:
    Common stock . . . . . . . . .                                          (3,556)                  (3,556)
    Preferred stock. . . . . . . .                                          (2,138)                  (2,138)
  Stock repurchased and cancelled        (40,223)      (40)    (1,060)                               (1,100)

January 31, 1993 . . . . . . . . .    32,704,168    32,704    111,422      241,117      (173,830)   211,413
  Stock options exercised. . . . .       486,647       487      6,940                                 7,427
  Net income . . . . . . . . . . .                                          31,858                   31,858
  Cash dividends on common stock                                            (3,920)                  (3,920)
  Issue 150 shares from treasury .                                                            23         23
  Stock repurchased and cancelled            (65)                  (2)                                   (2)

January 30, 1994 . . . . . . . . .    33,190,750    33,191    118,360      269,055      (173,807)   246,799
  Stock options exercised. . . . .       148,471       148      2,493                                 2,641
  Net income . . . . . . . . . . .                                          30,015                   30,015
  Cash dividends on common stock .                                          (3,984)                  (3,984)
  Retirement of treasury stock . .    (6,728,576)   (6,729)    (8,041)    (159,037)      173,807          0
  Stock repurchased and cancelled           (335)                 (11)                                  (11)

January 29, 1995 . . . . . . . . .   $26,610,310 $  26,610   $112,801     $136,049    $        0   $275,460

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

     Fiscal Year - Fiscal years are designated in the financial statements and notes by the calendar year in which the fiscal year commences. Accordingly, results for fiscal years 1994, 1993 and 1992 represent the 52 weeks ended January 29, 1995, January 30, 1994 and January 31, 1993.

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

     Goodwill - Goodwill, net of accumulated amortization of $2,405 and $1,949 in 1994 and 1993, respectively, is being amortized principally by the straight line method over 40 years. The Company assesses the recoverability of goodwill based on the estimated future non-discounted cash flows over the remaining amortization period.

     Contributions from Landlords - The Company receives contributions from landlords for fixturing new retail stores which the Company leases. Such amounts are amortized as a reduction of rent expense over the life of the related lease. Unamortized contributions are included in accrued expenses and other liabilities and amounted to $24,146 and $14,568 at January 29, 1995 and January 30, 1994, respectively.

     Fair Value of Financial Instruments - The Company estimates that the fair value of all financial instruments approximates their carrying value, except as noted in the footnote entitled "Long-Term Debt and Extraordinary Loss."

     Advertising - The Company expenses advertising costs as incurred. Advertising expenses totalled $18,532 in 1994, $15,615 in 1993 and $13,791 in 1992.

     Net Income Per Share - Primary net income per share has been computed by dividing net income, adjusted for the Series B Convertible Redeemable Preferred Stock ("preferred stock") dividend requirement of $2,138 in 1992, by the weighted average number of common shares outstanding during the year and common share equivalents applicable to dilutive stock options; the number of shares used in such computation was 27,154,173 (1994), 27,105,888 (1993) and 25,253,170 (1992).

     Fully diluted net income per share in 1994, 1993 and 1992 is not materially different from primary net income per share and is not presented.

                                        PHILLIPS-VAN HEUSEN CORPORATION

                                       (In thousands, except share data)


Income Taxes

     Income taxes from continuing operations consist of:

                                                                       1994          1993           1992

         Federal:
          Current. . . . . . . . . . . . . . . . . . . . . . . . .  $11,720       $16,628       $11,945
          Deferred . . . . . . . . . . . . . . . . . . . . . . . .   (5,585)       (1,088)         (518)
         State, foreign and local:
          Current. . . . . . . . . . . . . . . . . . . . . . . . .    1,449         4,945         5,173
          Deferred . . . . . . . . . . . . . . . . . . . . . . . .     (690)         (105)          -

                                                                    $ 6,894       $20,380       $16,600

     Taxes paid were $12,766 (1994), $9,936 (1993) and $14,858 (1992).

     The approximate tax effect of items giving rise to the deferred income tax asset recognized on the Company's balance sheet at January 29, 1995 and January 30, 1994 is as follows:

                                                                       1994          1993
         Depreciation. . . . . . . . . . . . . . . . . . . . . . .  $(8,713)      $(10,535)
         Landlord contributions. . . . . . . . . . . . . . . . . .    9,207          6,227
         Restructuring costs . . . . . . . . . . . . . . . . . . .    3,084          1,732
         Employee compensation and benefits. . . . . . . . . . . .    7,175          6,790
         Other-net . . . . . . . . . . . . . . . . . . . . . . . .    5,857          6,121

                                                                    $16,610       $ 10,335

     A reconciliation of the statutory Federal income tax rate to the effective income tax rate is as follows:

                                                                       1994          1993           1992
     Statutory Federal tax rate. . . . . . . . . . . . . . . . . .   35.0%          35.0%          34.0%
     State, foreign and local income taxes,
      net of Federal income tax benefit. . . . . . . . . . . . . .    5.0            4.3            4.9
     Income of Puerto Rico subsidiaries(1) . . . . . . . . . . . .   (8.0)          (4.8)          (7.3)
     Reversal of estimated tax liabilities(2). . . . . . . . . . .  (11.1)            -              -
     Other-net . . . . . . . . . . . . . . . . . . . . . . . . . .   (2.2)          (2.5)          (1.1)

     Effective income tax rate . . . . . . . . . . . . . . . . . .   18.7%          32.0%          30.5%

     (1)Exemption from Puerto Rico income tax expires in 1998.
     (2)During 1994, the Company reversed estimated tax liabilities totalling $4,100 where were no longer deemed necessary.

     During 1994 and 1993, the Company recognized a tax benefit of $1,568 and $1,972 related to the exercise of stock options. These benefits were credited to additional capital.

                                        PHILLIPS-VAN HEUSEN CORPORATION

                                       (In thousands, except share data)


Inventories

     Inventories are summarized as follows:

                                                                                  1994            1993
          Raw materials. . . . . . . . . . . . . . . . . . . . . . . . . . .   $ 19,849       $ 16,710
          Work in process. . . . . . . . . . . . . . . . . . . . . . . . . .     17,026         13,941
          Finished goods . . . . . . . . . . . . . . . . . . . . . . . . . .    218,369        239,220

                                                                               $255,244       $269,871

     Inventories would have been $12,700 and $11,500 higher than reported at January 29, 1995 and January 30, 1994, respectively, if the FIFO method of inventory accounting had been used for the apparel segment.

Property, Plant and Equipment

     Property, plant and equipment, at cost, are summarized as follows:

                                                                                  1994            1993

          Land . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $  1,710       $  1,716
          Buildings and building improvements. . . . . . . . . . . . . . . .     32,961         27,996
          Machinery and equipment, furniture and
            fixtures and leasehold improvements. . . . . . . . . . . . . . .    210,688        169,527

                                                                                245,359        199,239
          Less:  Accumulated depreciation and
                  amortization . . . . . . . . . . . . . . . . . . . . . . .    109,062         89,733

                                                                               $136,297       $109,506


                                        PHILLIPS-VAN HEUSEN CORPORATION

                                       (In thousands, except share data)


Long-Term Debt and Extraordinary Loss

   Long-term debt, exclusive of current portion, is as follows:

                                                                                        1994         1993

          7.75% Debentures . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $ 99,429     $ 99,424
          7.75% Senior Notes . . . . . . . . . . . . . . . . . . . . . . . . . . .     69,000       69,000
          Other debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,250        1,510

                                                                                     $169,679     $169,934

     The Company issued $100,000 of 7.75% Debentures due 2023 on November 15, 1993 with a yield to maturity of 7.80%. Interest is payable semi-annually. The net proceeds from the sale of these debentures, together with cash from the Company's working capital, were used to redeem the Company's then outstanding 11.2% Senior Note and 9.93% Senior Notes. Due to certain prepayment provisions associated with the redeemed Notes, the Company recognized a one-time extraordinary loss of $11,394, net of a $7,025 tax benefit, in the fourth quarter of 1993.

     Due to increases in long-term interest rates since the Company's issuance of the 7.75% Debentures, the Company estimates that the present value of these Debentures on January 29, 1995, using discounted cash flow analyses, was approximately $82,827.

     The Company issued a series of Senior Notes due 1996-2002 with an average interest rate of 7.75% to a group of investors on October 29, 1992. The notes are payable in seven equal annual installments commencing November 1, 1996. Interest is payable semi-annually.

                                        PHILLIPS-VAN HEUSEN CORPORATION

                                       (In thousands, except share data)


Long-Term Debt and Extraordinary Loss - (Continued)

     In connection with the acquisition of the Apparel Group of Crystal Brands, Inc., the Company amended its primary revolving credit agreement on February 13, 1995. The amended agreement provides that the Company may, at its option, borrow and repay amounts up to a maximum of $185,000, except that for the Company's third quarter, during which period its borrowings peak, the maximum amount available to the Company is $200,000. All outstanding borrowings under this agreement are due February 13, 1999. Interest on amounts borrowed under the revolving credit agreement is payable quarterly at the prime rate or at LIBOR plus .50%. A commitment fee of .25% is payable quarterly on the unutilized portion of the facility.

     On February 13, 1995, the Company entered into a secondary revolving credit agreement under which the Company may, at its option, borrow and repay amounts up to a maximum of $15,000. Borrowings under this agreement bear interest at prevailing market rates as determined by the lending bank.

     Interest paid was $14,131 (1994), $18,007 (1993), $15,357 (1992).

     Scheduled maturities of long-term debt, including current portion, for the next five years are as follows: 1995-$260, 1996-$10,137, 1997-$10,157,
1998-$10,182 and 1999-$10,202.

Issuance of Common Stock and Repurchase of Series B Convertible Redeemable Preferred Stock

     On May 4, 1992, the Company completed the sale of 6,440,000 shares of its common stock with net proceeds of $133,949. On the same day, the Company used $121,148 of these proceeds to repurchase its preferred stock (with a liquidation value of $72,800) from The Prudential Insurance Company of America. The price paid for the preferred stock reflects both a reduction in interest rates since the time of the original issue of the preferred stock as well as the value of its conversion feature. The net effect of these two transactions was to increase the Company's stockholders' equity by $85,601.

     While it was outstanding, the preferred stock was entitled to receive cumulative cash dividends at the annual rate of 11.25% per $100 of liquidation value (equivalent to an annual dividend of $675 per share).

     If the issuance of the common stock and repurchase of the preferred stock had been completed on February 3, 1992, instead of May 4, 1992, the Company's net income per share for 1992 of $1.42 would have been unchanged.

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

     Stock Options - Under the Company's stock option plans, non-qualified and incentive stock options ("ISOs") may be granted. Options are granted at fair market value at the date of grant. ISOs and non-qualified options granted have a ten year duration. All options are cumulatively exercisable in three installments commencing two years after the date of grant for grants issued prior to March 30, 1993, and commencing three years after the date of grant for grants issued after that date.

                                        PHILLIPS-VAN HEUSEN CORPORATION

                                       (In thousands, except share data)

Stockholders' Equity - (Continued)

     Other data with respect to stock options follows:

                                                                                          Option Price
                                                                         Shares             Per Share

Outstanding at February 2, 1992. . . . . . . . . . . . . . . . . . .   2,279,784        $3.55-     $20.00
Granted. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     235,370        22.15-      27.00
Exercised. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     786,047         3.55-      11.00
Cancelled. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      65,006         4.75-      22.38
Outstanding at January 31, 1993. . . . . . . . . . . . . . . . . . .   1,664,101         3.80-      27.00
Granted. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     479,029        28.00-      36.00
Exercised. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     486,647         3.80-      28.00
Cancelled. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      98,023         4.75-      31.63
Outstanding at January 30, 1994. . . . . . . . . . . . . . . . . . .   1,558,460         3.80-      36.00
Granted. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     196,907        15.25-      36.25
Exercised. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     148,471         4.75-      22.38
Cancelled. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      52,647         4.75-      33.25
Outstanding at January 29, 1995. . . . . . . . . . . . . . . . . . .   1,554,249        $4.75-     $36.25

     Of the outstanding options at January 29, 1995, and January 30, 1994, options covering 900,242 and 778,362 shares were exercisable, respectively. Stock options available for grant at January 29, 1995 and January 30, 1994 amounted to 219,748 and 364,208 shares, respectively.

Leases

     The Company leases retail stores, manufacturing facilities, office space and equipment. The leases generally are renewable and provide for the payment of real estate taxes and certain other occupancy expenses. Retail store leases generally provide for the payment of percentage rentals based on store sales, and other costs associated with the leased property.

     At January 29, 1995, minimum annual rental commitments under non-cancellable operating leases, including leases for new retail stores which had not begun operating at January 29, 1995, are as follows:

     1995. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    61,685
     1996. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    56,343
     1997. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    50,270
     1998. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    40,042
     1999. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    29,611
     Thereafter. . . . . . . . . . . . . . . . . . . . . . . . . . .    78,937
     Total minimum lease payments. . . . . . . . . . . . . . . . . .  $316,888

                                        PHILLIPS-VAN HEUSEN CORPORATION

                                       (In thousands, except share data)

Leases - (Continued)

     Rent expense, principally for real estate, is as follows:

                                                                           1994          1993       1992

     Minimum . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $56,089      $46,275     $39,809
     Percentage and other. . . . . . . . . . . . . . . . . . . . . . .    10,435       12,232       9,067

                                                                         $66,524      $58,507     $48,876

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

     A summary of the components of net pension cost for the defined benefit plans and the total contributions charged to pension expense for the multi-employer plans follows:

                                                                           1994       1993       1992

     Defined Benefit Plans:
      Service cost - benefits earned during the period . . . . . . . . .   $2,294     $1,828    $ 1,453
      Interest cost on projected benefit obligation. . . . . . . . . . .    2,922      2,429      2,039
      Actual loss (gain) on plan assets. . . . . . . . . . . . . . . . .    1,854     (2,074)    (2,255)
      Net amortization and deferral of actuarial gains . . . . . . . . .   (3,048)       612        771

      Net pension cost of defined benefit plans. . . . . . . . . . . . .    4,022      2,795      2,008
     Multi-employer plans. . . . . . . . . . . . . . . . . . . . . . . .      214        215        222

     Total pension expense . . . . . . . . . . . . . . . . . . . . . . .   $4,236     $3,010    $ 2,230


     Significant rate assumptions used in determining pension obligations at the end of each year, as well as pension cost in the following year, were as follows:

                                                                           1994       1993       1992

     Discount rate used in determining projected benefit obligation. . . .   8.75%       7.5%       8.0%
     Rate of increase in compensation levels . . . . . . . . . . . . . . .   5.25%       5.0%       5.5%
     Long-term rate of return on assets. . . . . . . . . . . . . . . . . .   8.75%       7.5%       7.5%

                                        PHILLIPS-VAN HEUSEN CORPORATION

                                       (In thousands, except share data)

Retirement and Benefit Plans - (Continued)

     The following table sets forth the plans' funded status and amounts recognized on the Company's balance sheet at January 29, 1995 and January 30, 1994 for defined benefit plans:

                                                                                   1994          1993

     Actuarial present value of benefit obligations:
       Vested benefit obligation . . . . . . . . . . . . . . . . . . . . . .      $29,358      $ 30,884

       Accumulated benefit obligation. . . . . . . . . . . . . . . . . . . .      $30,680      $ 32,171

     Projected benefit obligation for services rendered to date. . . . . . .      $36,401      $ 39,318
     Less: plan assets at fair value . . . . . . . . . . . . . . . . . . . .      (26,012)      (26,011)

     Projected benefit obligation in excess of plan assets . . . . . . . . .       10,389        13,307
     Unrecognized prior service cost . . . . . . . . . . . . . . . . . . . .       (4,209)       (4,771)
     Unrecognized net actuarial loss . . . . . . . . . . . . . . . . . . . .       (2,485)       (5,435)
     Unrecognized net asset at adoption date of FAS Statement No. 87 . . . .          442           509

     Net pension liability recognized on the balance sheet . . . . . . . . .      $ 4,137      $  3,610

     The net pension liability is included in accrued expenses and other liabilities.

     The Company has an unfunded supplemental defined benefit plan covering 25 current and retired executives under which the participants will receive a predetermined amount during the 10 years following the attainment of age 65, provided that prior to the termination of employment with the Company, the participant has been in the plan for at least 10 years and has attained age
55. The Company does not intend to admit new participants in the future. At January 29, 1995 and January 30, 1994, $6,127 and $5,343, respectively, are included in other liabilities as the accrued cost of this plan.

     Savings and Retirement Plans - The Company has a savings and retirement plan (the "Associates Investment Plan") and a supplemental savings plan for the benefit of its eligible employees who elect to participate. Participants may elect to contribute up to 6% of their annual compensation, as defined, to the plans. Company contributions to the plans are equal to 50% of the amounts contributed by participating employees and were 2,406 in 1994, $2,303 in 1993 and $2,206 in 1992. In accordance with the terms of the Associates Investment Plan, a portion of its assets are invested in the Company's common stock.

     Post-retirement Benefits - The Company and its domestic subsidiaries provide certain health care and life insurance benefits to retired employees.

Employees become eligible for these benefits if they reach retirement age while working for the Company. Retirees contribute to the cost of this plan, which is unfunded.

On February 1, 1993, the Company adopted FAS Statement No. 106 which requires that the cost of this plan be recognized as an expense as employees render service instead of when the benefits are paid. Post-retirement benefit cost for 1992, which was recorded on a cash basis and totalled $459 in that year, has not been restated.

Net post-retirement benefit cost includes the following components:

                                                1994      1993

Service cost                                  $  402    $  275
Interest cost                                    850       739
Amortization of transition obligation            273       273

                                              $1,525    $1,287

The following reconciles the plan's accumulated post-retirement benefit with amounts recognized in the Company's balance sheet:


Accumulated post-retirement benefit obligation:

                                                         1994        1993

  Retirees receiving benefits                           7,086       $7,481
  Fully eligible active plan participants               1,065        1,092
  Active plan participants not eligible for benefits    2,300        2,053
                                                       10,451       10,626
Unrecognized transition obligation                     (4,916)      (5,189)
Unrecognized net loss                                    (709)      (1,011)
Post-retirement liability recognized on the
  balance sheet                                       $ 4,826       $4,426

The weighted average annual assumed rate of increase in the cost of covered benefits (i.e., health care cost trend rate) is 9.0% for 1995 and is assumed to decrease gradually to 5.0% by 2040 and remain at that level thereafter. Increasing the assumed health care cost trend rate by one percentage point would increase the accumulated post-retirement benefit obligation as of January 29, 1995 by $1,045, and the aggregate of the service and interest cost components of net post-retirement benefit cost for 1994 by $163. The discount rate used in determining the accumulated post-retirement benefit obligation was 8.75%.

                                        PHILLIPS-VAN HEUSEN CORPORATION

                                       (In thousands, except share data)
Segment Data

     The Company operates in two industry segments: (i) apparel - the manufacture, procurement for sale and marketing of a broad range of men's, women's and children's apparel to traditional wholesale accounts as well as through Company-owned retail stores, and (ii) footwear - the manufacture, procurement for sale and marketing of a broad range of men's, women's and children's shoes to traditional wholesale accounts as well as through Company-owned retail stores.

     Operating income represents net sales less operating expenses. Excluded from operating results of the segments are interest expense, net, corporate expenses and income taxes.

                                                                         1994           1993           1992
Net Sales
   Apparel . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $  883,949     $  800,454     $709,361
   Footwear. . . . . . . . . . . . . . . . . . . . . . . . . . . .        371,517        351,940      333,204
   Total Net Sales . . . . . . . . . . . . . . . . . . . . . . . .     $1,255,466     $1,152,394   $1,042,565
Operating Income
   Apparel(1). . . . . . . . . . . . . . . . . . . . . . . . . . .    $    29,091    $    56,139    $  49,931
   Footwear(2) . . . . . . . . . . . . . . . . . . . . . . . . . .         31,525         37,559       35,786
   Total Operating Income. . . . . . . . . . . . . . . . . . . . .         60,616         93,698       85,717
Corporate Expenses(3). . . . . . . . . . . . . . . . . . . . . . .        (10,914)       (13,387)     (15,509)
Interest Expense, net. . . . . . . . . . . . . . . . . . . . . . .        (12,793)       (16,679)     (15,727)
   Income Before Taxes . . . . . . . . . . . . . . . . . . . . . .    $    36,909    $    63,632    $  54,481
Identifiable Assets
   Apparel . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $   307,111     $  305,132     $283,256
   Footwear. . . . . . . . . . . . . . . . . . . . . . . . . . . .        176,261        164,197      140,091
                                                                          483,372        469,329      423,347
   Corporate . . . . . . . . . . . . . . . . . . . . . . . . . . .        110,966         85,442       94,015
                                                                       $  594,338    $   554,771     $517,362
Depreciation and Amortization
   Apparel . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $    17,977   $     12,843    $  10,700
   Footwear. . . . . . . . . . . . . . . . . . . . . . . . . . . .          4,125          4,405        3,066
                                                                           22,102         17,248       13,766
   Corporate . . . . . . . . . . . . . . . . . . . . . . . . . . .          2,207          1,878        1,254
                                                                      $    24,309   $     19,126    $  15,020
Identifiable Capital Expenditures
   Apparel . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $    36,176   $     29,449    $  23,488
   Footwear. . . . . . . . . . . . . . . . . . . . . . . . . . . .          6,152         16,038        6,453
                                                                           42,328         45,487       29,941
   Corporate . . . . . . . . . . . . . . . . . . . . . . . . . . .         10,812          2,379        6,830
                                                                      $    53,140   $     47,866    $  36,771

(1) Operating income of the apparel segment includes net charges for restructuring of $7,000 in 1994 and $2,000 in 1992.

(2) In 1992, reserves of $1,600 for closing the Company's footwear catalog business were charged to operating income of the footwear segment.

(3) In 1992, corporate expenses include $2,400 for relocating the Company's administrative offices to Bridgewater, New Jersey and South Portland, Maine.

                                        PHILLIPS-VAN HEUSEN CORPORATION

                                       (In thousands, except share data)


Segment Data - (Continued)

     Apparel inventories as of January 29, 1995 and January 30, 1994 of $132,875 and $150,857, respectively, were determined using the LIFO method.

Acquisition

     On January 24, 1995, the Company entered into a binding agreement to acquire the Apparel Group of Crystal Brands, Inc. for $114,700 in cash, subject to certain adjustments. This acquisition was completed on February 17, 1995. The cash used for the acquisition was provided in part from the Company's invested cash, and in part from borrowings under the Company's revolving credit agreements. The assets acquired relate principally to the production and distribution of men's and women's sportswear under the brand names Izod, Gant and Salty Dog.

Restructuring

     During the fourth quarter of 1994, the Company implemented a plan to restructure and consolidate certain managerial, field supervisory and administrative functions associated with its retail operations, and adopted a plan to realign its wholesale apparel business from four operating divisions into a dress shirt division and a sportswear division. This new structure will reduce expenses while improving the Company's marketing focus.

     Also, in connection with the acquisition of Crystal Brands, the Company adopted a plan to convert its Cape Isle Knitters and Windsor Shirt private label retail stores to stores which will market branded apparel under the Izod and Gant labels. The Company believes that these store conversions will have a positive impact on the future sales and earnings of these two retail companies.

     As a result, the Company eliminated approximately eighty five positions at a cost of $3,300. Also, various other costs associated with the retail and wholesale consolidations and with the Cape Isle Knitters and Windsor Shirt conversions estimated at $5,300 have been recognized. Included in the current year's restructuring charge is a reversal of $1,600 of prior year's restructuring reserves, related to the Company's wholesale sweater operations, which were determined to be no longer required as a result of certain events in the fourth quarter. Accordingly, $7,000 has been recognized as a net restructuring charge during the fourth quarter of 1994. Prior to January 29, 1995, approximately $847 of termination benefits had been charged against the $8,600 restructuring reserve.

     As part of its ongoing expense reduction initiatives, the Company continues to evaluate its operating structure.

                                        PHILLIPS-VAN HEUSEN CORPORATION

                                       (In thousands, except share data)


Other Comments

     The Company has available a letter of credit facility from its lending banks totaling $200,000 of which $98,469 was utilized at January 29, 1995.

     The Company is a party to certain litigation which, in management's judgment based in part on the opinion of legal counsel, will not have a material adverse effect on the Company's financial position.

     During 1994, 1993 and 1992 the Company has paid $0.0375 quarterly cash dividends per share on its common stock.

     Certain items in 1993 and 1992 have been reclassified to present these items on a basis consistent with 1994.

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



SIGNATURE STAMP                                          SIGNATURE STAMP

BRUCE J. KLATSKY                                         IRWIN W. WINTER
Chairman, President and                                  Vice President and
Chief Executive Officer                                  Chief Financial Officer

                             REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS



To the Stockholders and the Board of Directors
Phillips-Van Heusen Corporation


     We have audited the accompanying consolidated balance sheets of Phillips-Van Heusen Corporation and subsidiaries as of January 29, 1995 and January 30, 1994, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended January 29, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Phillips-Van Heusen Corporation and subsidiaries at January 29, 1995 and January 30, 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 29, 1995 in conformity with generally accepted accounting principles.

                                                    E&Y SIGNATURE STAMP

New York, New York
March 14, 1995

                                        PHILLIPS-VAN HEUSEN CORPORATION

                                 SELECTED QUARTERLY FINANCIAL DATA - UNAUDITED
                                     (In thousands, except per share data)

                                 1st Quarter         2nd Quarter        3rd Quarter           4th Quarter
                              1994       1993      1994     1993(1)  1994        1993     1994(2)      1993(3)
Net sales. . . . . . . . . $238,897   $221,924  $283,771   $264,016 $379,406   $357,389   $353,392  $309,065
Gross profit . . . . . . .   79,162     78,124    94,761     94,893  123,387    124,272    112,501   109,656
Income (loss) before
  extraordinary loss . . .   (3,531)    (2,208)    5,735      7,757   17,850     24,520      9,961    13,183
Net income . . . . . . . .   (3,531)    (2,208)    5,735      7,757   17,850     24,520      9,961     1,789

Net income (loss) per
   share:
Before extraordinary
 loss. . . . . . . . . . .    (0.13)      (.08)     0.21       0.29     0.66       0.91       0.37      0.48
Extraordinary loss (4) . .     -          -         -          -        -         -          -         (0.42)
 Net income (5). . . . . .    (0.13)      (.08)     0.21       0.29     0.66       0.91       0.37      0.06


Price range of common
   stock
   High. . . . . . . . . .    39        32 3/4    33 1/2     33 3/8   23 3/4     34 1/2     16 3/8    37 5/8
   Low . . . . . . . . . .    32 7/8    26 5/8    18 1/2     25 3/4  14          25 7/8    14         32 1/4

(1) Net income for the second quarter of 1993 includes a pre-tax credit of $1,700 for the adjustment of certain fringe benefit accruals.

(2) Net income for the fourth quarter of 1994 includes a net pre-tax charge of $7,000 for restructuring, a pre-tax LIFO credit of $1,991 and a credit of $4,209 which resulted from an adjustment to the estimated tax rate used in the first three quarters.

(3) Net income for the fourth quarter of 1993 includes a pre-tax LIFO credit of $1,699.

(4) Net income for the fourth quarter of 1993 includes an extraordinary loss, net of tax, of $11,394 related to the prepayment of certain debt.

(5) Fully diluted net income per share has not been presented since the results are not materially different from primary net income per share.

                                        PHILLIPS-VAN HEUSEN CORPORATION
                                         EIGHT YEAR FINANCIAL SUMMARY
                   (In thousands, except per share data, percents and ratios)

The Company's financial summary is presented from 1987, the year in which the Company recapitalized its balance sheet and acquired G.H. Bass & Co.

                                                         1994           1993           1992          1991
Summary of Operations
Net sales
  Apparel. . . . . . . . . . . . . . . . . . . . . .$  883,949      $   800,454    $  709,361      $596,383
  Footwear . . . . . . . . . . . . . . . . . . . . .    371,517         351,940       333,204       307,717
                                                     1,255,466        1,152,394     1,042,565       904,100
Cost of goods sold and expenses. . . . . . . . . . . 1,205,764        1,072,083       972,357       843,367
Interest expense, net. . . . . . . . . . . . . . . .     12,793          16,679        15,727        16,686
                                                     1,218,557        1,088,762       988,084       860,053

Income before taxes. . . . . . . . . . . . . . . . .    36,909           63,632        54,481        44,047
Income taxes . . . . . . . . . . . . . . . . . . . .      6,894          20,380        16,600        12,910
Income from continuing operations
  before extraordinary loss. . . . . . . . . . . . .    30,015           43,252        37,881        31,137
(Loss) income from discontinued
  operations . . . . . . . . . . . . . . . . . . . .      -                -             -             -
Extraordinary loss, net of tax . . . . . . . . . . .         -          (11,394)          -            -
     Net income. . . . . . . . . . . . . . . . . . .$    30,015     $    31,858   $    37,881     $  31,137

Per Share Statistics(3)
Income from continuing operations
  before extraordinary loss. . . . . . . . . . . . .$      1.11    $       1.60  $       1.42    $     1.15
Discontinued operations. . . . . . . . . . . . . . .       -               -             -             -
Extraordinary loss . . . . . . . . . . . . . . . . .        -             (0.42)          -            -
Net income . . . . . . . . . . . . . . . . . . . . .$      1.11    $       1.18  $       1.42    $     1.15

Dividends paid per share . . . . . . . . . . . . . .      0.15             0.15          0.15        0.1425
Stockholders' equity per share.. . . . . . . . . . .     10.35             9.33          8.14          4.52

Financial Position
Invested cash. . . . . . . . . . . . . . . . . . . .$    68,586     $    66,064   $    75,862     $   5,326
Current assets . . . . . . . . . . . . . . . . . . .   429,670          418,702       410,522       303,143
Current liabilities. . . . . . . . . . . . . . . . .   114,033          109,156       115,208       102,976
Working capital. . . . . . . . . . . . . . . . . . .   315,637          309,546       295,314       200,167
Total assets . . . . . . . . . . . . . . . . . . . .   596,284          554,771       517,362       398,969
Long-term debt . . . . . . . . . . . . . . . . . . .   169,679          169,934       170,235       121,455
Series B convertible redeemable
  preferred stock. . . . . . . . . . . . . . . . . .                       -             -           72,800
Stockholders' equity . . . . . . . . . . . . . . . .   275,460          246,799       211,413        84,903

Other Statistics
Total debt to total capital (4). . . . . . . . . . .      38.2%             40.8%          46.8%         46.0%
Net debt to net capital (5). . . . . . . . . . . . .      26.9%             29.7%          34.3%         45.0%
Market value of stockholders' equity . . . . . . . .$  426,000      $   949,000    $  753,000      $392,000
Current ratio. . . . . . . . . . . . . . . . . . . .       3.8              3.8           3.6           2.9
Average shares and equivalents outstanding . . . . .    27,154           27,106        25,253        19,897

(1)    1990 includes 53 weeks of operations.

(2)    1987 includes the operations of G.H. Bass & Co. from date of acquisition, August 21, 1987, and includes a gain on settlement of pension plans of $3,415, or $0.13 per share.

(3)    Fully diluted net income per share has not been presented since the results are either not materially different from primary net income per share or are anti-dilutive.

(4)    Total capital equals interest-bearing debt, preferred stock and stockholders' equity.

(5)    Net debt and net capital are total debt and total capital reduced by invested cash.

                                        PHILLIPS-VAN HEUSEN CORPORATION
                                   EIGHT YEAR FINANCIAL SUMMARY (CONTINUED)
                    (In thousands, except per share data, percents and ratios)

The Company's financial summary is presented from 1987, the year in which the Company recapitalized its balance sheet and acquired G.H. Bass & Co.

                                                        1990(1)        1989           1988           1987(2)
Summary of Operations
Net sales
  Apparel. . . . . . . . . . . . . . . . . . . . . .   $536,352      $493,395       $460,342        $416,407
  Footwear . . . . . . . . . . . . . . . . . . . . .    269,963       239,541        180,696          83,618
                                                        806,315       732,936        641,038         500,025
Cost of goods sold and expenses. . . . . . . . . . .    752,252       682,687        597,543         457,842
Interest expense, net. . . . . . . . . . . . . . . .     18,884        17,555         16,109           6,210
                                                        771,136       700,242        613,652         464,052

Income before taxes. . . . . . . . . . . . . . . . .     35,179        32,694         27,386          35,973
Income taxes . . . . . . . . . . . . . . . . . . . .      8,795         8,502          6,565          14,655
Income from continuing operations
  before extraordinary loss. . . . . . . . . . . . .     26,384        24,192         20,821          21,318
(Loss) income from discontinued
  operations . . . . . . . . . . . . . . . . . . . .       -             -              (152)          8,691
Extraordinary loss, net of tax . . . . . . . . . . .        -            -              -               -
     Net income. . . . . . . . . . . . . . . . . . .  $  26,384     $  24,192      $  20,669       $  30,009

Per Share Statistics(3)
Income from continuing operations
  before extraordinary loss. . . . . . . . . . . . . $     0.95    $     0.84     $     0.68      $     0.66
Discontinued operations. . . . . . . . . . . . . . .       -             -             (0.01)           0.33
Extraordinary loss . . . . . . . . . . . . . . . . .        -            -              -               -
Net income . . . . . . . . . . . . . . . . . . . . . $     0.95    $     0.84     $     0.67      $     0.99

Dividends paid per share . . . . . . . . . . . . . .       0.14          0.14           0.14           0.125
Stockholders' equity per share.. . . . . . . . . . .       3.38          2.53           1.79            1.24

Financial Position
Invested cash. . . . . . . . . . . . . . . . . . . .  $   5,796     $   3,551     $    7,191       $   8,979
Current assets . . . . . . . . . . . . . . . . . . .    285,315       266,867        265,039         258,135
Current liabilities. . . . . . . . . . . . . . . . .     90,748        84,190         88,191          86,741
Working capital. . . . . . . . . . . . . . . . . . .    194,567       182,677        176,848         171,394
Total assets . . . . . . . . . . . . . . . . . . . .    376,790       333,108        323,133         317,773
Long-term debt . . . . . . . . . . . . . . . . . . .    140,259       118,776        116,400         120,848
Series B convertible redeemable
  preferred stock. . . . . . . . . . . . . . . . . .     72,800        72,800         72,800          72,800
Stockholders' equity . . . . . . . . . . . . . . . .     62,324        46,085         32,476          22,456

Other Statistics
Total debt to total capital (4). . . . . . . . . . .        53.2%         52.6%          55.1%           56.9%
Net debt to net capital (5). . . . . . . . . . . . .        52.2%         51.9%          53.7%           55.1%
Market value of stockholders' equity . . . . . . . .   $173,000      $132,000       $127,000       $  86,000
Current ratio. . . . . . . . . . . . . . . . . . . .        3.1           3.2            3.0             3.0
Average shares and equivalents outstanding . . . . .     19,094        19,140         18,572          26,258

(1)    1990 includes 53 weeks of operations.

(2)    1987 includes the operations of G.H. Bass & Co. from date of acquisition, August 21, 1987, and includes a gain on settlement of pension plans of $3,415, or $0.13 per share.

(3)    Fully diluted net income per share has not been presented since the results are either not materially different from primary net income per share or are anti-dilutive.

(4)    Total capital equals interest-bearing debt, preferred stock and stockholders' equity.

(5)    Net debt and net capital are total debt and total capital reduced by invested cash.

                                                      33