Form 10-K, Exhibit 13
period 1996-01-28
PHILLIPS VAN HEUSEN CORP /DE/
filed 1996-04-26
CIK 78239

PHILLIPS-VAN HEUSEN CORPORATION

                                       CONSOLIDATED STATEMENTS OF INCOME
                                     (In thousands, except per share data)

                                                                         1995           1994          1993
Net sales. . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $1,464,128     $1,255,466    $1,152,394
Cost of goods sold . . . . . . . . . . . . . . . . . . . . . . . .       987,921        845,655       747,555

Gross profit . . . . . . . . . . . . . . . . . . . . . . . . . . .       476,207        409,811       404,839
Selling, general and administrative expenses . . . . . . . . . . .       428,634        353,109       324,528
Plant and store closing and restructuring expenses . . . . . . . .        27,000          7,000          -

Income before interest and taxes . . . . . . . . . . . . . . . . .        20,573         49,702        80,311

Interest expense, net. . . . . . . . . . . . . . . . . . . . . . .        23,199         12,793        16,679

Income (loss) before taxes . . . . . . . . . . . . . . . . . . . .        (2,626)        36,909        63,632
Income tax expense (benefit) . . . . . . . . . . . . . . . . . . .        (2,920)         6,894        20,380

Income before extraordinary loss . . . . . . . . . . . . . . . . .           294         30,015        43,252
Extraordinary loss on debt retirement. . . . . . . . . . . . . . .          -              -          (11,394)

Net income . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $       294    $    30,015   $    31,858

Net income per share:
Before extraordinary loss. . . . . . . . . . . . . . . . . . . . .   $      0.01   $       1.11  $       1.60
Extraordinary loss . . . . . . . . . . . . . . . . . . . . . . . .            -          -              (0.42)

Net income . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $       0.01   $       1.11  $       1.18


See notes to consolidated financial statements.

                                        PHILLIPS-VAN HEUSEN CORPORATION

                                          CONSOLIDATED BALANCE SHEETS
                                       (In thousands, except share data)

                                                                                January 28,    January 29,
                                                                                    1996           1995
ASSETS
Current Assets:
   Cash, including cash equivalents of $8,474 and $68,586. . . . . . . . . . .   $ 17,533        $ 80,473
   Trade receivables, less allowances of $5,514 and $1,617 . . . . . . . . . .    109,866          77,527
   Inventories . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    276,773         255,244
   Income tax refund receivable. . . . . . . . . . . . . . . . . . . . . . . .     16,987            -
   Other, including deferred taxes of $9,801 and $7,108. . . . . . . . . . . .     23,505          16,426
     Total Current Assets. . . . . . . . . . . . . . . . . . . . . . . . . . .    444,664         429,670
Property, Plant and Equipment. . . . . . . . . . . . . . . . . . . . . . . . .    143,398         136,297
Goodwill . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    119,914          17,733
Other Assets, including deferred taxes of $22,113 and $9,502 . . . . . . . . .     41,079          12,584

                                                                                 $749,055        $596,284

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
   Notes payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $  61,590   $       -
   Accounts payable. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     38,796         38,759
   Accrued expenses. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     72,603         75,014
   Current portion of long-term debt . . . . . . . . . . . . . . . . . . . . .     10,137            260
       Total Current Liabilities . . . . . . . . . . . . . . . . . . . . . . .    183,126        114,033
Long-Term Debt, less current portion . . . . . . . . . . . . . . . . . . . . .    229,548        169,679
Other Liabilities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     61,089         37,112
Stockholders' Equity:
   Preferred stock, par value $100 per share; 150,000 shares
     authorized; no shares outstanding
   Common stock, par value $1 per share; 100,000,000 shares
     authorized; shares issued 26,979,352 and 26,610,310 . . . . . . . . . . .     26,979         26,610
   Additional capital. . . . . . . . . . . . . . . . . . . . . . . . . . . . .    115,977        112,801
   Retained earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    132,336        136,049

      Total Stockholders' Equity . . . . . . . . . . . . . . . . . . . . . . .    275,292        275,460

                                                                                $ 749,055      $ 596,284

See notes to consolidated financial statements.

                                        PHILLIPS-VAN HEUSEN CORPORATION

                                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                (In thousands)

                                                                                1995       1994        1993
Operating activities:
  Income before extraordinary loss . . . . . . . . . . . . . . . . . . . . .$     294     $ 30,015   $ 43,252
  Adjustments to reconcile to cash provided (used) by operating activities:
    Depreciation and amortization. . . . . . . . . . . . . . . . . . . . . .   33,740       24,765     19,582
    Amortization of contributions from landlords . . . . . . . . . . . . . .   (8,198)      (5,732)    (3,032)
    Write-off of property, plant and equipment . . . . . . . . . . . . . . .   13,000         -          -
    Deferred income taxes. . . . . . . . . . . . . . . . . . . . . . . . . .   (7,051)      (6,275)    (2,195)
    Extraordinary loss on debt retirement. . . . . . . . . . . . . . . . . .     -            -       (11,394)

  Changes in operating assets and liabilities:
    Receivables. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  (13,927)     (15,541)    (3,168)
    Inventories. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   16,315       14,627    (11,110)
    Accounts payable and accrued expenses. . . . . . . . . . . . . . . . . .  (73,483)       3,242     13,428
    Other-net. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   (3,183)       4,293     (3,297)

      Net Cash Provided (Used) By Operating Activities . . . . . . . . . . .  (42,493)      49,394     42,066

Investing activities:
  Acquisition of the Apparel Group of Crystal Brands, Inc. . . . . . . . . . (114,503)        -          -
  Property, plant and equipment acquired . . . . . . . . . . . . . . . . . .  (39,773)     (53,140)   (47,866)
  Investment in Pyramid Sportswear . . . . . . . . . . . . . . . . . . . . .   (6,950)        -          -
  Contributions from landlords . . . . . . . . . . . . . . . . . . . . . . .    7,800       15,310      9,983
  Other-net. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    3,905        2,438       (678)

    Net Cash Used By Investing Activities. . . . . . . . . . . . . . . . . . (149,521)     (35,392)   (38,561)

Financing activities:
  Proceeds from revolving line of credit and long-term borrowings. . . . . .  204,736         -       141,023
  Payments on revolving line of credit and long-term borrowings. . . . . . .  (73,400)        (245)  (157,026)
  Exercise of stock options. . . . . . . . . . . . . . . . . . . . . . . . .    1,745        2,630      7,425
  Cash dividends . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   (4,007)      (3,984)    (3,920)

    Net Cash Provided (Used) By Financing Activities . . . . . . . . . . . .  129,074       (1,599)   (12,498)

Increase (decrease) in cash. . . . . . . . . . . . . . . . . . . . . . . . .  (62,940)      12,403     (8,993)
Cash at beginning of period. . . . . . . . . . . . . . . . . . . . . . . . .   80,473       68,070     77,063

Cash at end of period. . . . . . . . . . . . . . . . . . . . . . . . . . . .$  17,533     $ 80,473   $ 68,070


See notes to consolidated financial statements.


                                        PHILLIPS-VAN HEUSEN CORPORATION

                   CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                       (In thousands, except share data)

                                           Common Stock
                                                    $1 par   Additional   Retained     Treasury   Stockholders'
                                       Shares       Value      Capital    Earnings       Stock       Equity

January 31, 1993 . . . . . . . . .    32,704,168   $32,704   $111,422     $241,117     $(173,830)  $211,413
  Stock options exercised. . . . .       486,647       487      6,940                                 7,427
  Net income . . . . . . . . . . .                                          31,858                   31,858
  Cash dividends . . . . . . . . .                                          (3,920)                  (3,920)
  Issue 150 shares from treasury .                                                            23         23
  Stock repurchased and cancelled            (65)                  (2)                                   (2)

January 30, 1994 . . . . . . . . .    33,190,750    33,191    118,360      269,055      (173,807)   246,799
  Stock options exercised. . . . .       148,471       148      2,493                                 2,641
  Net income . . . . . . . . . . .                                          30,015                   30,015
  Cash dividends . . . . . . . . .                                          (3,984)                  (3,984)
  Retirement of treasury stock . .    (6,728,576)   (6,729)    (8,041)    (159,037)      173,807          0
  Stock repurchased and cancelled           (335)                 (11)                                  (11)

January 29, 1995 . . . . . . . . .    26,610,310    26,610    112,801      136,049             0    275,460
  Stock options exercised. . . . .       187,908       188      1,557                                 1,745
  Net income . . . . . . . . . . .                                             294                      294
  Cash dividends . . . . . . . . .                                          (4,007)                  (4,007)
  Investment in Pyramid Sportswear       181,134       181      1,619                                 1,800

January 28, 1996 . . . . . . . . .    26,979,352 $  26,979   $115,977     $132,336    $        0   $275,292

See notes to consolidated financial statements.

                                        PHILLIPS-VAN HEUSEN CORPORATION

                                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (Dollars in thousands, except per share data)

Summary of Significant Accounting Policies

     Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

     Use of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from the estimates.

     Fiscal Year - Fiscal years are designated in the financial statements and notes by the calendar year in which the fiscal year commences. Accordingly, results for fiscal years 1995, 1994 and 1993 represent the 52 weeks ended January 28, 1996, January 29, 1995 and January 30, 1994, respectively.

     Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

     Asset Impairments - The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets.

     Inventories - Inventories are stated at the lower of cost or market. Cost for the apparel business is determined principally using the last-in, first-out method (LIFO), except for certain sportswear inventories which are determined using the first-in, first-out method (FIFO). Cost for the footwear business is determined using FIFO.

     Property, Plant and Equipment - Depreciation is computed principally by the straight line method over the estimated useful lives of the various classes of property.

     Goodwill - Goodwill, net of accumulated amortization of $5,474 and $2,405 in 1995 and 1994, respectively, is being amortized principally by the straight line method over 40 years. The Company assesses the recoverability of goodwill based on the estimated future non-discounted cash flows over the remaining amortization period.

     Contributions from Landlords - The Company receives contributions from landlords for fixturing retail stores which the Company leases. Such amounts are amortized as a reduction of rent expense over the life of the related lease. Unamortized contributions are included in accrued expenses and other liabilities and amounted to $23,748 and $24,146 at January 28, 1996 and January 29, 1995, respectively.

     Fair Value of Financial Instruments - Using discounted cash flow analyses, the Company estimates that the fair value of all financial instruments approximates their carrying value.

     Advertising - The Company expenses advertising costs as incurred. Advertising expenses totalled $20,165 (1995), $18,532 (1994) and $15,615
(1993).

     Net Income Per Share - Net income per share has been computed by dividing net income by the weighted average number of shares outstanding during the year and, in 1994 and 1993, share equivalents applicable to dilutive stock options. In 1995, share equivalents applicable to dilutive stock options were immaterial and have been excluded from the net income per share calculations. The resulting number of shares used in such computations was 26,725,804
(1995), 27,154,173 (1994) and 27,105,888 (1993).

                                        PHILLIPS-VAN HEUSEN CORPORATION

                                 (Dollars in thousands, except per share data)

Income Taxes

     Income taxes consist of:
                                                                       1995          1994           1993
         Federal:
          Current. . . . . . . . . . . . . . . . . . . . . . . . .  $(8,219)      $11,720       $16,628
          Deferred . . . . . . . . . . . . . . . . . . . . . . . .    2,995        (5,585)       (1,088)
         State, foreign and local:
          Current. . . . . . . . . . . . . . . . . . . . . . . . .    1,936         1,449         4,945
          Deferred . . . . . . . . . . . . . . . . . . . . . . . .      368          (690)         (105)

                                                                    $(2,920)      $ 6,894       $20,380

     Taxes paid were $3,371 (1995), $12,766 (1994) and $9,936 (1993).

     The approximate tax effect of items giving rise to the deferred income tax asset recognized on the Company's balance sheets is as follows:

                                                                             1995           1994

         Depreciation. . . . . . . . . . . . . . . . . . . . . . . . .    $(14,574)       $(8,713)
         Landlord contributions. . . . . . . . . . . . . . . . . . . .       9,334          9,207
         Plant and store closing and restructuring . . . . . . . . . .       7,555          3,084
         Employee compensation and benefits. . . . . . . . . . . . . .       8,797          7,175
         Tax loss carryforward . . . . . . . . . . . . . . . . . . . .      16,328            -
         Other-net . . . . . . . . . . . . . . . . . . . . . . . . . .       4,474          5,857

                                                                          $ 31,914        $16,610

     A deferred tax asset of $18,667 resulting principally from the acquisition of the Gant and Izod businesses from Crystal Brands is included in the Company's balance sheet as of January 28, 1996. This asset did not affect the Company's 1995 tax provision.

     A reconciliation of the statutory Federal income tax to the income tax (benefit) expense is as follows:

                                                                         1995          1994          1993
     Statutory 35% federal tax . . . . . . . . . . . . . . . . . .    $  (919)       $12,918      $22,271
     State, foreign and local income taxes,
      net of Federal income tax benefit. . . . . . . . . . . . . .      1,454          1,845        2,736
     Income of Puerto Rico subsidiaries(1) . . . . . . . . . . . .     (3,298)        (2,953)      (3,054)
     Reversal of estimated tax liabilities(2). . . . . . . . . . .        -           (4,100)          -
     Other-net . . . . . . . . . . . . . . . . . . . . . . . . . .       (157)          (816)      (1,573)

     Income tax (benefit) expense. . . . . . . . . . . . . . . . .    $(2,920)       $ 6,894      $20,380

     (1)Exemption from Puerto Rico income tax expires in 1998.
     (2)During 1994, the Company reversed estimated tax liabilities which were no longer deemed necessary.

     During 1995 and 1994, the Company recognized tax benefits of $397 and $1,568, respectively, related to the exercise of stock options. These benefits were credited to additional capital.

                                        PHILLIPS-VAN HEUSEN CORPORATION

                                 (Dollars in thousands, except per share data)


Inventories

     Inventories are summarized as follows:

                                                                                  1995            1994
          Raw materials. . . . . . . . . . . . . . . . . . . . . . . . . . .   $ 14,194       $ 19,849
          Work in process. . . . . . . . . . . . . . . . . . . . . . . . . .     13,145         17,026
          Finished goods . . . . . . . . . . . . . . . . . . . . . . . . . .    249,434        218,369

                                                                               $276,773       $255,244

     Inventories would have been $12,923 and $12,700 higher than reported at January 28, 1996 and January 29, 1995, respectively, if the FIFO method of inventory accounting had been used for the entire apparel business.

Property, Plant and Equipment

     Property, plant and equipment, at cost, are summarized as follows:

                                                                                  1995            1994

          Land . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $  1,814       $  1,710
          Buildings and building improvements. . . . . . . . . . . . . . . .     37,661         32,961
          Machinery and equipment, furniture and
            fixtures and leasehold improvements. . . . . . . . . . . . . . .    228,729        210,688

                                                                                268,204        245,359
          Less:  Accumulated depreciation and
                  amortization . . . . . . . . . . . . . . . . . . . . . . .    124,806        109,062

                                                                               $143,398       $136,297



                                        PHILLIPS-VAN HEUSEN CORPORATION

                                 (Dollars in thousands, except per share data)


Long-Term Debt and Extraordinary Loss

   Long-term debt, exclusive of current portion, is as follows:

                                                                                        1995         1994
          Revolving Credit Facilities. . . . . . . . . . . . . . . . . . . . . . .   $ 70,000     $    -
          7.75% Debentures . . . . . . . . . . . . . . . . . . . . . . . . . . . .     99,435       99,429
          7.75% Senior Notes . . . . . . . . . . . . . . . . . . . . . . . . . . .     59,143       69,000
          Other debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        970        1,250

                                                                                     $229,548     $169,679

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

                                        PHILLIPS-VAN HEUSEN CORPORATION

                                 (Dollars in thousands, except per share data)


Long-Term Debt and Extraordinary Loss - (Continued)

     The Company has a credit agreement which includes a revolving credit facility under which the Company may, at its option, borrow and repay amounts within certain limits. The credit agreement also includes a letter of credit facility. The total amount available to the Company under each of the revolving credit and the letter of credit facility is $250,000, provided, however, that the aggregate maximum amount outstanding at any time under both facilities is $400,000. All outstanding borrowings and letters of credit under the credit agreement are due February 13, 1999. Interest on amounts borrowed under the revolving credit facility is payable quarterly at the prime rate or at LIBOR plus .25%. A commitment fee of .25% is payable quarterly on the $250,000 revolving credit facility. The amount outstanding at January 28, 1996 and January 29, 1995 under the letter of credit facility was $115,462 and $98,469, respectively.

     The Company has a secondary revolving credit agreement under which the Company may, at its option, borrow and repay amounts up to a maximum of $15,000. Borrowings under this agreement bear interest at prevailing market rates as determined by the lending bank.

     The weighted average interest rate on outstanding borrowings from both revolving credit facilities at January 28, 1996 was 5.95%.

     Interest paid was $22,949 (1995), $14,131 (1994) and $18,007 (1993).

     Scheduled maturities of long-term debt, including current portion, for the next five years are as follows: 1996-$10,137, 1997-$10,157, 1998-$10,182,
1999-$10,202 and 2000-$9,857.

Investment in Pyramid Sportswear

     During the fourth quarter of 1995, the Company acquired 25% of Pyramid Sportswear ("Pyramid") for $6,950 in cash and $1,800 in the Company's stock. Pyramid, headquarted in Sweden, designs, develops and sources Gant sportswear under a license from the Company and markets such sportswear in 20 countries around the world. In connection with this investment, the Company also acquired an option to purchase the remaining 75% of Pyramid in the year 2000.

                                        PHILLIPS-VAN HEUSEN CORPORATION

                                 (Dollars in thousands, except per share data)


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

     The Company accounts for its stock options under the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and intends to continue to do so.

                                        PHILLIPS-VAN HEUSEN CORPORATION

                                 (Dollars in thousands, except per share data)

Stockholders' Equity - (Continued)

     Other data with respect to stock options follows:

                                                                                          Option Price
                                                                         Shares             Per Share
Outstanding at January 31, 1993. . . . . . . . . . . . . . . . . . .   1,664,101      $ 3.80-      $27.00
Granted. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     479,029       28.00-       36.00
Exercised. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     486,647        3.80-       28.00
Cancelled. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      98,023        4.75-       31.63
Outstanding at January 30, 1994. . . . . . . . . . . . . . . . . . .   1,558,460        3.80-       36.00
Granted. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     196,907       15.25-       36.25
Exercised. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     148,471        4.75-       22.38
Cancelled. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      52,647        4.75-       33.25
Outstanding at January 29, 1995. . . . . . . . . . . . . . . . . . .   1,554,249        4.75-       36.25
Granted. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     568,390       10.75-       17.50
Exercised. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     187,908        4.75-       10.69
Cancelled. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     131,383        4.75-       34.75

Outstanding at January 28, 1996. . . . . . . . . . . . . . . . . . .   1,803,348      $ 4.75-      $36.25

     Of the outstanding options at January 28, 1996 and January 29, 1995, options covering 842,912 and 900,242 shares were exercisable, respectively. Stock options available for grant at January 28, 1996 and January 29, 1995 amounted to 532,041 and 219,748 shares, respectively.

Leases

     The Company leases retail stores, manufacturing facilities, office space and equipment. The leases generally are renewable and provide for the payment of real estate taxes and certain other occupancy expenses. Retail store leases generally provide for the payment of percentage rentals based on store sales and other costs associated with the leased property.

     At January 28, 1996, minimum annual rental commitments under non-cancellable operating leases, including leases for new retail stores which had not begun operating at January 28, 1996, are as follows:

     1996. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 66,383
     1997. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    60,007
     1998. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    50,304
     1999. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    37,769
     2000. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    27,051
     Thereafter. . . . . . . . . . . . . . . . . . . . . . . . . . .    71,256
     Total minimum lease payments. . . . . . . . . . . . . . . . . .  $312,770

                                        PHILLIPS-VAN HEUSEN CORPORATION

                                 (Dollars in thousands, except per share data)

Leases - (Continued)

     Rent expense, principally for real estate, is as follows:

                                                                           1995          1994       1993
     Minimum . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $69,988      $56,089     $46,275
     Percentage and other. . . . . . . . . . . . . . . . . . . . . . .    11,807       10,435      12,232

                                                                         $81,795      $66,524     $58,507

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

     A summary of the components of net pension cost for the defined benefit plans and the total contributions charged to pension expense for the multi-employer plans follows:

                                                                           1995       1994       1993
     Defined Benefit Plans:
      Service cost - benefits earned during the period . . . . . . . . .  $ 2,145     $2,294     $1,828
      Interest cost on projected benefit obligation. . . . . . . . . . .    7,107      2,922      2,429
      Actual (gain) loss on plan assets. . . . . . . . . . . . . . . . .  (19,533)     1,854     (2,074)
      Net amortization and deferral of actuarial gains (losses). . . . .   12,028     (3,048)       612

      Net pension cost of defined benefit plans. . . . . . . . . . . . .    1,747      4,022      2,795
      Multi-employer plans . . . . . . . . . . . . . . . . . . . . . . .      219        214        215

     Total pension expense . . . . . . . . . . . . . . . . . . . . . . .  $ 1,966     $4,236     $3,010


     Significant rate assumptions used in determining pension obligations at the end of each year, as well as pension cost in the following year, were as follows:

                                                                           1995       1994       1993
     Discount rate used in determining projected benefit obligation. . . .   7.50%      8.75%      7.50%
     Rate of increase in compensation levels . . . . . . . . . . . . . . .   4.00%      5.25%      5.00%
     Long-term rate of return on assets. . . . . . . . . . . . . . . . . .   8.75%      8.75%      7.50%


                                        PHILLIPS-VAN HEUSEN CORPORATION

                                 (Dollars in thousands, except per share data)

Retirement and Benefit Plans - (Continued)

     The following table sets forth the plans' funded status and amounts recognized on the Company's balance sheets for defined benefit plans:

                                                                                   1995          1994
     Actuarial present value of benefit obligations:
       Vested benefit obligation . . . . . . . . . . . . . . . . . . . . . .    $  95,815       $29,358

       Accumulated benefit obligation. . . . . . . . . . . . . . . . . . . .    $  98,087       $30,680

     Projected benefit obligation for services rendered to date. . . . . . .     $106,568       $36,401
     Less: plan assets at fair value . . . . . . . . . . . . . . . . . . . .     (103,797)      (26,012)

     Projected benefit obligation in excess of plan assets . . . . . . . . .        2,771        10,389
     Unrecognized prior service cost . . . . . . . . . . . . . . . . . . . .       (3,302)       (4,209)
     Unrecognized net actuarial loss . . . . . . . . . . . . . . . . . . . .       (7,370)       (2,485)
     Unrecognized net asset at adoption date of FAS Statement No. 87 . . . .          374           442

     Net pension (asset) liability recognized on the balance sheet . . . . .    $  (7,527)      $ 4,137

     The projected benefit obligation in excess of plan assets at January 28, 1996 is net of $4,375 for certain overfunded plans.

     The 1995 increases in the actuarial present value of the vested, accumulated and projected benefit obligations, as well as the plan assets at fair value, relate to the acquisition of the Gant and Izod businesses from Crystal Brands.

     The Company has an unfunded supplemental defined benefit plan covering 24 current and retired executives under which the participants will receive a predetermined amount during the 10 years following the attainment of age 65, provided that prior to the termination of employment with the Company, the participant has been in the plan for at least 10 years and has attained age
55. The Company does not intend to admit new participants in the future. At January 28, 1996 and January 29, 1995, $6,696 and $6,127, respectively, are included in other liabilities as the accrued cost of this plan.

     Savings and Retirement Plans - The Company has a savings and retirement plan (the "Associates Investment Plan") and a supplemental savings plan for the benefit of its eligible employees who elect to participate. Participants generally may elect to contribute up to 15% of their annual compensation, as defined, to the plans. Company contributions to the plans are equal to 50% of the amounts contributed by participating employees with respect to the first 6% of compensation and were $2,668 (1995), $2,406 (1994) and $2,303 (1993).
In accordance with the terms of the Associates Investment Plan, Company matching contributions are invested in the Company's common stock.

     Post-retirement Benefits - The Company and its domestic subsidiaries provide certain health care and life insurance benefits to retired employees. Employees become eligible for these benefits if they reach retirement age while working for the Company. Retirees contribute to the cost of this plan, which is unfunded.

Net post-retirement benefit cost includes the following components:

                                                1995      1994    1993

Service cost                                   $  466   $  402   $ 275
Interest cost                                   2,128      850     739
Amortization of net loss                           37       -       -
Amortization of transition obligation             273      273     273

                                               $2,904   $1,525  $1,287

The following reconciles the plan's accumulated post-retirement benefit with amounts recognized in the Company's balance sheet:



Accumulated post-retirement benefit obligation:
                                                         1995        1994

  Retirees receiving benefits                         $22,877      $ 7,086
  Fully eligible active plan participants               2,104        1,065
  Active plan participants not eligible for benefits    4,980        2,300
                                                       29,961       10,451
Unrecognized transition obligation                     (4,643)      (4,916)
Unrecognized net loss                                  (6,432)        (709)
Post-retirement liability recognized on the
  balance sheet                                       $18,886      $ 4,826

The increases in the interest cost and accumulated post-retirement benefit obligation relate primarily to the acquisition of the Gant and Izod businesses from Crystal Brands.

The weighted average annual assumed rate of increase in the cost of covered benefits (i.e., health care cost trend rate) is 8.0% for 1996 and is assumed to decrease gradually to 5.5% by 2010 and remain at that level thereafter. Increasing the assumed health care cost trend rate by one percentage point would increase the accumulated post-retirement benefit obligation as of January 28, 1996 by $2,823, and the aggregate of the service and interest cost components of net post-retirement benefit cost for 1995 by $260. The discount rate used in determining the accumulated post-retirement benefit obligation at January 28, 1996 and January 29, 1995 was 7.5% and 8.75%, respectively.

                                        PHILLIPS-VAN HEUSEN CORPORATION

                                 (Dollars in thousands, except per share data)
Segment Data

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

                                                                       1995             1994           1993
Net Sales
   Apparel . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $1,100,040       $  883,949   $  800,454
   Footwear. . . . . . . . . . . . . . . . . . . . . . . . . . . .      364,088          371,517      351,940
   Total Net Sales . . . . . . . . . . . . . . . . . . . . . . . .   $1,464,128       $1,255,466   $1,152,394
Operating Income
   Apparel(1). . . . . . . . . . . . . . . . . . . . . . . . . . . $      7,948      $    28,676  $    55,724
   Footwear(2) . . . . . . . . . . . . . . . . . . . . . . . . . .       25,510           31,525       37,559
   Total Operating Income. . . . . . . . . . . . . . . . . . . . .       33,458           60,201       93,283
Corporate Expenses . . . . . . . . . . . . . . . . . . . . . . . .      (12,885)         (10,499)     (12,972)
Interest Expense, net. . . . . . . . . . . . . . . . . . . . . . .      (23,199)         (12,793)     (16,679)
   Income (Loss) Before Taxes. . . . . . . . . . . . . . . . . . . $     (2,626)     $    36,909  $    63,632

Identifiable Assets
   Apparel . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $   468,618      $   307,111   $  305,132
   Footwear. . . . . . . . . . . . . . . . . . . . . . . . . . . .      165,390          176,261      164,197
   Corporate . . . . . . . . . . . . . . . . . . . . . . . . . . .      115,047          112,912       85,442
                                                                    $   749,055       $  596,284  $   554,771
Depreciation and Amortization
   Apparel . . . . . . . . . . . . . . . . . . . . . . . . . . . . $     25,526      $    18,433 $     13,299
   Footwear. . . . . . . . . . . . . . . . . . . . . . . . . . . .        3,986            4,125        4,405
   Corporate . . . . . . . . . . . . . . . . . . . . . . . . . . .        4,228            2,207        1,878
                                                                   $     33,740      $    24,765 $     19,582
Identifiable Capital Expenditures
   Apparel . . . . . . . . . . . . . . . . . . . . . . . . . . . . $     23,627      $    36,176 $     29,449
   Footwear. . . . . . . . . . . . . . . . . . . . . . . . . . . .        4,209            6,152       16,038
   Corporate . . . . . . . . . . . . . . . . . . . . . . . . . . .       11,937           10,812        2,379
                                                                   $     39,773      $    53,140 $     47,866

(1) Operating income of the apparel segment includes charges for plant and store closing and restructuring expenses of $25,000 (1995) and $7,000
    (1994).

(2) Operating income of the footwear segment includes charges for store closing and restructuring expenses of $2,000 in 1995.

                                        PHILLIPS-VAN HEUSEN CORPORATION

                                 (Dollars in thousands, except per share data)


Segment Data - (Continued)

     Apparel inventories as of January 28, 1996 and January 29, 1995 of $166,606 and $132,875, respectively, were determined using the LIFO method.

Acquisition

     On February 17, 1995, the Company completed the acquisition of the Apparel Group of Crystal Brands, Inc. (Gant and Izod) for $114,503 in cash, net of cash acquired, and subject to certain adjustments. This acquisition was accounted for as a purchase. The acquired operations are included in the Company's consolidated financial statements since February 17, 1995.

     In connection with the acquisition, the Company acquired assets with a fair value estimated to be $207,101 (including $104,504 of excess of cost over net assets acquired) and assumed liabilities estimated to be $92,598.

     If the acquisition had occurred on the first day of fiscal 1994 instead of on February 17, 1995, the Company's proforma consolidated results of operations would have been:

                                              1995          1994

Net sales                                  $1,470,259    $1,486,476

Net income                                 $      231    $   31,011

Net income per share                       $     0.01    $     1.14


Plant and Store Closing and Restructuring Expenses

     During 1995, the Company adopted and began to implement a plan designed to reduce costs and realign the product distribution mix primarily within the Company's apparel business. Significant components of the plan included the closure of three domestic shirt manufacturing facilities, closing approximately 300 unprofitable retail outlet stores and reorganizing the Company's management structure which combines the Company's wholesale and retail businesses into eight discrete operating units, each with total marketing and profit responsibility for its brand. As a result, the Company recorded a pre-tax charge of $27,000 during 1995. Approximately $13,000 of this charge relates to the write-off of fixed assets located in such factories and retail outlet stores. The remaining $14,000 relates to termination benefits, including pension settlements and curtailments of $1,200, for approximately 1,250 employees impacted by this restructuring. As of January 28, 1996, approximately $6,490 of employee termination benefits and approximately $13,000 of fixed asset write-offs had been charged against the $27,000 reserve.

     During 1994, the Company implemented a plan to restructure and consolidate certain managerial, field supervisory and administrative functions associated with its retail operations, and adopted a plan to realign its wholesale apparel business from four operating divisions into a dress shirt division and a sportswear division. Also, in connection with the acquisition of the Gant and Izod businesses from Crystal Brands, the Company adopted a plan to convert its Cape Isle Knitters and Windsor Shirt private label retail stores to stores which market branded apparel under the Izod and Gant labels, respectively.

     As a result, the Company eliminated approximately 85 positions at a cost of $3,300. Also, various other costs associated with the retail and wholesale consolidations and with the Cape Isle Knitters and Windsor Shirt conversions of $5,300 were recognized. Included in the 1994 restructuring charge is a reversal of $1,600 of prior year's restructuring reserves, related to the Company's wholesale sweater operations, which were determined to be no longer required as a result of certain events. Accordingly, $7,000 was recognized as a net restructuring charge during 1994. As of January 28, 1996, substantially all of the 1994 reserve had been expended in completing this restructuring plan.

     As part of its ongoing expense reduction initiatives, the Company continues to evaluate its operating structure.

                                        PHILLIPS-VAN HEUSEN CORPORATION

                                 (Dollars in thousands, except per share data)


Other Comments

     One of the Company's directors, Mr. Harry N.S. Lee, is a director of TAL Apparel Limited, an apparel manufacturer and exporter based in Hong Kong. During 1995, the Company purchased approximately $45,000 of products from TAL Apparel Limited and certain related companies.

     The Company is a party to certain litigation which, in management's judgment based in part on the opinion of legal counsel, will not have a material adverse effect on the Company's financial position.

     During 1995, 1994 and 1993 the Company paid a $0.0375 per share cash dividend each quarter on its common stock.

     Certain items in 1994 and 1993 have been reclassified to present these items on a basis consistent with 1995.

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



SIGNATURE STAMP                                   SIGNATURE STAMP

BRUCE J. KLATSKY                                  IRWIN W. WINTER
Chairman, President and                           Executive Vice President and
Chief Executive Officer                           Chief Financial Officer

                          REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS



To the Stockholders and the Board of Directors
Phillips-Van Heusen Corporation


     We have audited the accompanying consolidated balance sheets of Phillips-Van Heusen Corporation and subsidiaries as of January 28, 1996 and January 29, 1995, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended January 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Phillips-Van Heusen Corporation and subsidiaries at January 28, 1996 and January 29, 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 28, 1996 in conformity with generally accepted accounting principles.

     As discussed in the notes to the consolidated financial statements, in 1995 the Company adopted Financial Accounting Standards Board Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

                                                    E&Y SIGNATURE STAMP

New York, New York
March 12, 1996

                                             PHILLIPS-VAN HEUSEN CORPORATION

                                 SELECTED QUARTERLY FINANCIAL DATA - UNAUDITED
                                          (In thousands, except per share data)

                                 1st Quarter         2nd Quarter        3rd Quarter           4th Quarter
                              1995       1994      1995      1994    1995(1)     1994     1995(2)      1994(3)
Net sales. . . . . . . . . $282,987   $238,897  $349,493   $283,771 $448,007   $379,406   $383,641  $353,392
Gross profit . . . . . . .   97,404     79,162   119,597     94,761  139,055    123,387    120,151   112,501
Net income (loss). . . . .   (3,360)    (3,531)    3,894      5,735   (4,374)    17,850      4,134     9,961

Net income (loss) per
   share (4) . . . . . . .    (0.13)     (0.13)     0.15       0.21    (0.16)      0.66       0.15      0.37


Price range of common
   stock
   High. . . . . . . . . .       18     39            17     33 1/2    15 7/8    23 3/4     11 3/4     16 3/8
   Low . . . . . . . . . .       15      32 7/8       14     18 1/2     9 1/8   14           9 1/4    14

(1) Net loss for the third quarter of 1995 includes a pre-tax charge of $25,000 for plant and store closing and restructuring expenses.

(2) Net income for the fourth quarter of 1995 includes a pre-tax charge of $2,000 for plant and store closing and restructuring expenses.

(3) Net income for the fourth quarter of 1994 includes a net pre-tax charge of $7,000 for restructuring, a pre-tax LIFO credit of $1,991 and a credit of $4,100 resulting from the reversal of estimated tax liabilities.

(4) Fully diluted net income per share has not been presented since the results are not materially different from primary net income per share.

                                        PHILLIPS-VAN HEUSEN CORPORATION
                                          NINE YEAR FINANCIAL SUMMARY
                    (In thousands, except per share data, percents and ratios)

The Company's financial summary is presented from 1987, the year in which the Company recapitalized its balance sheet and acquired G.H. Bass & Co.

                                                         1995(1)        1994           1993          1992          1991
Summary of Operations
Net sales
  Apparel. . . . . . . . . . . . . . . . . . . . . .  $1,100,040      $  883,949  $   800,454    $  709,361      $596,383
  Footwear . . . . . . . . . . . . . . . . . . . . .     364,088         371,517      351,940       333,204       307,717
                                                       1,464,128       1,255,466    1,152,394     1,042,565       904,100
Cost of goods sold and expenses. . . . . . . . . . .   1,443,555       1,205,764    1,072,083       972,357       843,367
Interest expense, net. . . . . . . . . . . . . . . .      23,199          12,793       16,679        15,727        16,686
Income (loss) before taxes . . . . . . . . . . . . .      (2,626)         36,909       63,632        54,481        44,047
Income tax expense (benefit) . . . . . . . . . . . .      (2,920)          6,894       20,380        16,600        12,910
Income from continuing operations. . . . . . . . . .         294          30,015       43,252        37,881        31,137
Income (loss) from discontinued
  operations . . . . . . . . . . . . . . . . . . . .        -               -            -             -             -
Extraordinary loss, net of tax . . . . . . . . . . .         -              -         (11,394)          -            -
     Net income. . . . . . . . . . . . . . . . . . . $       294     $    30,015  $    31,858   $    37,881     $  31,137

Per Share Statistics(3)
Income from continuing operations. . . . . . . . . . $      0.01     $      1.11 $       1.60  $       1.42    $     1.15
Discontinued operations. . . . . . . . . . . . . . .        -                -           -             -             -
Extraordinary loss . . . . . . . . . . . . . . . . .         -               -          (0.42)          -            -
Net income . . . . . . . . . . . . . . . . . . . . . $      0.01     $      1.11 $       1.18  $       1.42    $     1.15

Dividends paid per share . . . . . . . . . . . . . . $      0.15     $      0.15 $       0.15  $       0.15    $   0.1425
Stockholders' equity per share.. . . . . . . . . . .       10.20           10.35         9.33          8.14          4.52

Financial Position
Invested cash. . . . . . . . . . . . . . . . . . . . $     8,474     $    68,586  $    66,064   $    75,862     $   5,326
Current assets . . . . . . . . . . . . . . . . . . .     444,664         429,670      418,702       410,522       303,143
Current liabilities. . . . . . . . . . . . . . . . .     183,126         114,033      109,156       115,208       102,976
Working capital. . . . . . . . . . . . . . . . . . .     261,538         315,637      309,546       295,314       200,167
Total assets . . . . . . . . . . . . . . . . . . . .     749,055         596,284      554,771       517,362       398,969
Long-term debt . . . . . . . . . . . . . . . . . . .     229,548         169,679      169,934       170,235       121,455
Convertible redeemable preferred stock . . . . . . .        -              -             -            -            72,800
Stockholders' equity . . . . . . . . . . . . . . . .     275,292         275,460      246,799       211,413        84,903

Other Statistics
Total debt to total capital (5). . . . . . . . . . .         52.3%           38.2%         40.8%         46.8%         46.0%
Net debt to net capital (6). . . . . . . . . . . . .         51.5%           26.9%         29.7%         34.3%         45.0%
Market value of stockholders' equity . . . . . . . .  $  270,000      $  426,000   $  949,000    $  753,000      $392,000
Current ratio. . . . . . . . . . . . . . . . . . . .         2.4             3.8          3.8           3.6           2.9
Average shares and equivalents outstanding . . . . .      26,726          27,154       27,106        25,253        19,897

(1)   1995 includes the operations of Gant and Izod from date of acquisition, February 17, 1995, and includes a
      $27,000 pre-tax restructuring charge.

(2)   1990 includes 53 weeks of operations.

(3)   1987 includes the operations of G.H. Bass & Co. from date of acquisition, August 21, 1987.

(4)   Fully diluted net income per share has not been presented since the results are either not materially different from primary net income per share or are anti-dilutive.

(5)   Total capital equals interest-bearing debt, preferred stock and stockholders' equity.

(6)   Net debt and net capital are total debt and total capital reduced by invested cash.

                                        PHILLIPS-VAN HEUSEN CORPORATION
                                    NINE YEAR FINANCIAL SUMMARY (CONTINUED)
                    (In thousands, except per share data, percents and ratios)

The Company's financial summary is presented from 1987, the year in which the Company recapitalized its balance sheet and acquired G.H. Bass & Co.

                                                        1990(2)        1989           1988           1987(3)
Summary of Operations
Net sales
  Apparel. . . . . . . . . . . . . . . . . . . . . .   $536,352      $493,395       $460,342        $416,407
  Footwear . . . . . . . . . . . . . . . . . . . . .    269,963       239,541        180,696          83,618
                                                        806,315       732,936        641,038         500,025
Cost of goods sold and expenses. . . . . . . . . . .    752,252       682,687        597,543         457,842
Interest expense, net. . . . . . . . . . . . . . . .     18,884        17,555         16,109           6,210
Income before taxes. . . . . . . . . . . . . . . . .     35,179        32,694         27,386          35,973
Income tax expense (benefit) . . . . . . . . . . . .      8,795         8,502          6,565          14,655
Income from continuing operations. . . . . . . . . .     26,384        24,192         20,821          21,318
Income (loss) from discontinued
  operations . . . . . . . . . . . . . . . . . . . .       -             -              (152)          8,691
Extraordinary loss, net of tax . . . . . . . . . . .        -            -              -               -
     Net income. . . . . . . . . . . . . . . . . . .  $  26,384     $  24,192      $  20,669       $  30,009

Per Share Statistics(4)
Income from continuing operations. . . . . . . . . . $     0.95    $     0.84     $     0.68      $     0.66
Discontinued operations. . . . . . . . . . . . . . .       -             -             (0.01)           0.33
Extraordinary loss . . . . . . . . . . . . . . . . .        -            -              -               -
Net income . . . . . . . . . . . . . . . . . . . . . $     0.95    $     0.84     $     0.67      $     0.99

Dividends paid per share . . . . . . . . . . . . . . $     0.14    $     0.14     $     0.14      $    0.125
Stockholders' equity per share.. . . . . . . . . . .       3.38          2.53           1.79            1.24

Financial Position
Invested cash. . . . . . . . . . . . . . . . . . . .  $   5,796     $   3,551     $    7,191       $   8,979
Current assets . . . . . . . . . . . . . . . . . . .    285,315       266,867        265,039         258,135
Current liabilities. . . . . . . . . . . . . . . . .     90,748        84,190         88,191          86,741
Working capital. . . . . . . . . . . . . . . . . . .    194,567       182,677        176,848         171,394
Total assets . . . . . . . . . . . . . . . . . . . .    376,790       333,108        323,133         317,773
Long-term debt . . . . . . . . . . . . . . . . . . .    140,259       118,776        116,400         120,848
Series B convertible redeemable
  preferred stock. . . . . . . . . . . . . . . . . .     72,800        72,800         72,800          72,800
Stockholders' equity . . . . . . . . . . . . . . . .     62,324        46,085         32,476          22,456

Other Statistics
Total debt to total capital (5). . . . . . . . . . .        53.2%         52.6%          55.1%           56.9%
Net debt to net capital (6). . . . . . . . . . . . .        52.2%         51.9%          53.7%           55.1%
Market value of stockholders' equity . . . . . . . .   $173,000      $132,000       $127,000       $  86,000
Current ratio. . . . . . . . . . . . . . . . . . . .        3.1           3.2            3.0             3.0
Average shares and equivalents outstanding . . . . .     19,094        19,140          18,572         26,258

(1)    1995 includes the operations of Gant and Izod from date of acquisition, February 17, 1995, and includes a $27,000 pre-tax restructuring charge.

(2)    1990 includes 53 weeks of operations.

(3)    1987 includes the operations of G.H. Bass & Co. from date of acquisition, August 21, 1987.

(4)    Fully diluted net income per share has not been presented since the results are either not materially different from primary net income per share or are anti-dilutive.

(5)    Total capital equals interest-bearing debt, preferred stock and stockholders' equity.

(6)    Net debt and net capital are total debt and total capital reduced by invested cash.

                                                      24


FINANCIAL REVIEW

The Company's primary strategy is and has been to build the value of its brands. Events of the year 1995, while they underscored the importance of that strategy, also marked the beginning of a major change in the execution of that strategy. For the past decade, PVH's growth has been driven by committing the majority of its resources to a single channel of distribution - outlet retailing. However successful that tactic was in growing the Company and strengthening its balance sheet, it led to an overextension in that area of the business. This, in turn, exacerbated the very significant "hit" experienced by the Company in the apparel and footwear downturn, which began as long as four years ago and worsened considerably in 1995. Although retail sales reached $872.5 million in 1995 compared with $764.7 million in 1994 and $679.6 million in 1993, most of the increases were the result of new store openings and store expansions to carry brand extensions, offset in part, by lower sales in existing stores. In addition, a disproportionate amount of sales was driven by intense promotional activity. This was, by far, the most difficult aspect of 1995's operations.

   Whether the current down cycle in apparel and footwear is or is not nearing an end is a matter of conjecture. What is not conjecture, however, is that strong brand equity is the key to successful marketing. And apparel and footwear are no exception to the importance of having a global presence in the marketplace. Also not conjecture is the increasing importance of men's casualwear to the total apparel market.

   As noted in the Chairman's letter, all of these strategic issues were the subject of specific initiatives addressed by PVH in 1995.

   Acquisition of the Crystal Brands Apparel Group (Gant and Izod), together with other changes in product, have significantly broadened PVH's sportswear mix and increased its branded position. This can be seen readily in the following:

                             1995   1994    1993
      Casual Footwear &
          Accessories         24%    29%     31%
      Sportswear              56     46      42
      Dress Wear              20     25      27
                             100%   100%    100%

      Branded                 88%    79%     78%
      Private Label           12     21      22
                             100%   100%    100%

   These trends should continue into 1996 and beyond as the Company continues to emphasize its branded men's sportswear business.

   The Company's presence in the global market has been significantly increased with its 25% investment in Pyramid Sportswear. Pyramid, the international licensee of Gant, markets over $80 million in Gant sportswear products in 20 countries around the world. PVH has an option to acquire the balance of Pyramid in four years.
                                       25

   The Company has taken a $27 million pre-tax restructuring charge which has allowed it to move aggressively forward on the following issues:

o Closing 300 of PVH's retail stores (about one-third of total stores). These closings should free-up some $40 million of capital, eliminate the weakest and worst trending stores and accelerate the realignment of PVH's sales towards a more balanced wholesale/retail mix.

o Closing three domestic shirt manufacturing facilities, which should trigger increasing annual cost reductions exceeding $6.0 million by 1998.

o Reorganizing PVH's management structure to intensify focus on PVH's five leading brands, improve logistics and lower costs.

   Clearly 1996 will be a year of "new beginnings." All of the 1995 initiatives should begin to take hold. The full realignment of the Company into a brand marketing organization should be completed by early Spring. At that point, the Company will begin to execute its new strategic direction with eight discrete operating units seeking to leverage fully all of PVH's core competencies and to maximize the equity and financial potential of each of its brands.

      The Company recognizes that the current environment for apparel and footwear offers a considerable challenge, but it believes it has the resources and the wherewithal to "stay the course" and that the rewards of success will be substantial.

   This report deals with all of these initiatives and describes how they are being harnessed to reverse the negative trends of the past several years.

RESULTS OF OPERATIONS

   The Company analyzes its results of operations by its vertically integrated apparel and footwear segments. Reference should be made to the Segment Data footnote on page 34.

APPAREL

   Net sales of the Company's apparel segment were $1.1 billion in 1995, $883.9 million in 1994 and $800.5 million in 1993, representing increases of 24.4% and 10.4%, respectively. The increase in 1995 was due entirely to the acquisition of the Gant and Izod businesses on February 17, 1995. The 1994 increase was principally related to the growth in retail sales, including the expanded offering of Bass Apparel at Bass Company stores.

   While 1995 sales, excluding the Gant and Izod acquisition, were about flat, the Company's wholesale division achieved significant improvement in the gross margin of all operating divisions. In dress shirts, gross margins showed increasing improvement throughout the year as the introductory costs and market disruptions caused by the new wrinkle-free product abated. In addition, the creation early in the year of a dress shirt group housing all branded and private label dress shirt business helped significantly to leverage the Company's cost base and add to the gross margin improvement.

   The sweater group also improved its gross margin by leveraging an increasing percentage of higher margin branded goods into its product mix and by maximizing the use of its production facilities in Puerto Rico. Sportswear margins, particularly from the new Gant and Izod businesses, also contributed to this improvement, despite a very significant restructuring of the sourcing base for the new companies. Going forward, a much improved sourcing position together with the further leveraging of these costs should be a major plus as these new businesses begin to reach their full sales potential.

   The retail division, on the other hand, experienced a significant reduction in gross margin as promotional selling became considerably more intense.

   The gross margin improvement at wholesale offset the reduced margin at retail and overall gross margin in apparel increased slightly to 30.9% in 1995 from 30.8%. This compared with 33.1% in 1993 when retail operated in a far less promotional environment.

   Selling, general and administrative expenses were 27.9% of sales in 1995 compared with 26.7% in 1994 and 26.1% in 1993. Expense levels at wholesale increased in 1995 with the inclusion of the Gant and Izod businesses which, while providing a higher level of gross margin, also have higher selling and marketing expenses. For example, Gant maintains a growing staff of field coordinators and exclusive selling specialists to maximize the impact and effectiveness of its in-store shops. As PVH's sportswear companies grow, their expected higher gross margins will be increasingly leveraged with resulting improvement in overall profitability.

   Expense levels in 1995 were also negatively impacted by the overall weakness in retail sales. Lower retail store sales per square foot caused an increase in the relationship of in-store expenses to sales and further weakened bottom line results. The increase in 1994 expense levels came from a higher weighting of retail business as part of the overall apparel sales mix. Closing 200 of PVH's weakest performing apparel retail stores should have a very positive impact on in-store expense levels. Also, the realignment of channel mix with a much greater emphasis on wholesale growth should serve to reduce overall expense levels.

FOOTWEAR

   Net sales of the Company's footwear segment were $364.1 million in 1995 compared with $371.5 million in 1994 and $351.9 million in 1993, representing a 2% decrease in the current year following a 5.6% increase in 1994. While individual product categories (Weejuns in 1995, Sandals in 1994) achieved added growth, the sluggish retail environment for footwear kept overall sales about flat. Bass Apparel is included in the apparel segment.

   Gross margin on sales was 37.4% in 1995 compared with 37.1% in 1994 and 39.7% in 1993. In general, the factors influencing footwear were much the same as those affecting apparel and their impact was similar. The wholesale division achieved considerable gross margin improvement from an ongoing program of cost cutting and sourcing initiatives. Price promotions in the retail division principally offset the wholesale improvements.

   Selling, general and administrative expenses were 29.8% of sales in 1995 compared with 28.6% in 1994 and 29.1% in 1993. As in apparel, the key feature of the 1995 increased expense level was a slowdown in retail store sales per square foot with a corresponding increase in in-store expense levels. Here too, closing 100 of the weakest performing footwear stores should have a very positive effect.

   Looking ahead, combining the wholesale and retail divisions of PVH into eight discrete operating units, each with total marketing and profit responsibility for the brand it manages, should bring very positive results. It will allow for the streamlining of the organization, the elimination of redundancy and a consistent market focus.

RESTRUCTURING CHARGES

   The Company recorded a $27 million pre-tax restructuring charge in 1995 to provide for the three key steps discussed above - the closing of 300 outlet stores, the closing of three domestic shirt manufacturing facilities and the reorganization of PVH's management structure. Approximately one-half of the charge relates to non-cash items.

   In 1994 the Company recorded a $7 million pre-tax restructuring charge to realign its wholesale apparel business from four operating units into a dress shirt division and a sportswear division. The dress shirt division has proved to be a particularly effective vehicle for leveraging costs and improving gross margins and it will not be affected by the 1995 changes. While the sportswear group provided an effective mechanism for achieving an immediate integration of Gant and Izod into PVH, the 1995 reorganization permits its split-up into separate brand marketing units.

CORPORATE EXPENSES

   Corporate expenses were $12.9 million in 1995 compared with $10.5 million in 1994 and $13.0 million in 1993. The lower expense level in 1994 compared with both 1995 and 1993 resulted primarily from a reduction in the Company's liability for its supplemental savings plan which is linked to the market value of PVH stock. Contributing to the higher expense level in 1995 were expenses related to certain brand research and marketing projects.

INTEREST EXPENSE

   Interest expense was $23.2 million in 1995 compared with $12.8 million in 1994 and $16.7 million in 1993. The increase in 1995 reflects the higher borrowing levels associated with the acquisition of the Gant and Izod businesses. The decrease in 1994 relates principally to the November 1993 refinancing which reduced the interest rate on a portion of the Company's long-term debt. In addition, lower average debt and higher interest rates on invested cash contributed to the interest expense reduction.

INCOME TAXES

   In 1995, PVH incurred a pre-tax loss of $2.6 million after taking into account the charge for restructuring. Such loss represented a combination of pre-tax income earned in Puerto Rico and a U.S. tax loss. Since the U.S. tax loss was available for carryback without limitation and the Puerto Rico income was tax exempt, the net result was a tax benefit which eliminated the full amount of the pre-tax loss. The significantly reduced rate in 1994 resulted, in part, from the reversal of estimated tax liabilities no longer deemed necessary. In addition, the $7.0 million restructuring charge in 1994 reduced income from domestic sources, which is taxed at normal rates, thereby increasing the proportionate share of tax exempt income earned from the Company's operations in Puerto Rico.

EXTRAORDINARY LOSS - EARLY RETIREMENT OF DEBT

   In 1993, the Company incurred a loss, net of tax, of $11.4 million, or $.42 per share, in connection with the early retirement of long-term debt.

SEASONALITY

   The Company's business is seasonal, with higher sales and operating income during its third and fourth quarters, which coincide with the Company's two peak retail selling seasons: the first running from the start of summer vacation in late May and continuing through September, the second being the Christmas selling season beginning with the weekend following Thanksgiving and continuing through the week after Christmas.

   Also contributing to the relative strength of the third quarter is the high volume of fall shipments to wholesale customers which are more profitable than spring shipments. The slower spring selling season at wholesale combined with the retail seasonality make the first quarter particularly weak.

LIQUIDITY AND CAPITAL RESOURCES

   The following table shows key cash flow elements over the last three years:

(In Thousands)                       1995       1994        1993

Income from operations
   adjusted for non-cash items    $ 31,785    $42,773     $57,607
Change in working capital          (74,278)     6,621      (4,147)
Capital spending, net              (31,973)   (37,830)    (37,883)
Acquisition of Gant & Izod        (114,503)         0           0
Investment in Pyramid
     Sportswear                     (6,950)         0           0
Early retirement of debt                 0          0     (11,394)
Cash dividends                      (4,007)    (3,984)     (3,920)
Exercise of stock options            1,745      2,630       7,425
Other changes                        3,905      2,438       (678)
Increase (decrease) in cash,
     before net change in debt   $(194,276)  $12,648      $ 7,010

   The year 1995 was characterized by major investment.

   The acquisition of the Gant and Izod businesses involved both the cost of the acquisition itself as well as the costs of their immediate restructuring and integration into PVH. The investment in Pyramid Sportswear represents the purchase of a 25% interest in that company plus an option to acquire the balance in four years.

   Changes in working capital components, after excluding working capital acquired in the acquisition of the Gant and Izod businesses, were as follows:

      Source/(Use) of Cash       (000's)

      Accounts receivable       $(13,927)
      Inventory                   16,315
      Other assets                (3,183)
      Payables and accruals      (17,201)
                                $(17,996)

   The increase in accounts receivable was due principally to a temporary change in the timing of year end shipments. Inventory, which ended the year with a 10% reduction, was well balanced and continues to reflect the Company's focus on tight management of working capital.

   Capital spending of $39.8 million marked the completion of several major capital projects, including the new Jonesville Distribution Center and the upgrading of key information systems.

   Looking ahead, the major restructuring initiatives under way, including the downsizing of the Company's retail business, should provide a significant reduction in working capital requirements. In addition, a $10.0 million reduction in capital spending is planned for the coming year.

   Total debt as a percentage of total capital increased at year end 1995 to 52.3% from 38.2% at year end 1994 and 40.8% at year end 1993. The Company believes that the 1995 increase, principally due to the acquisition of the Gant and Izod businesses, represents a temporary interruption of the past seven years of improving financial position.

   With all of its major investments now in place, PVH is well-positioned to achieve a very positive cash flow in 1996 and beyond.