Form 10-K, Exhibit 13
period 1997-02-02
PHILLIPS VAN HEUSEN CORP /DE/
filed 1997-04-30
CIK 78239

PHILLIPS-VAN HEUSEN CORPORATION

                                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                     (In thousands, except per share data)

                                                                         1996           1995          1994

Net sales. . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $1,359,593     $1,464,128    $1,255,466
Cost of goods sold . . . . . . . . . . . . . . . . . . . . . . . .       910,517        987,921       845,655

Gross profit . . . . . . . . . . . . . . . . . . . . . . . . . . .       449,076        476,207       409,811
Selling, general and administrative expenses . . . . . . . . . . .       401,338        428,634       353,109
Plant and store closing and restructuring expenses . . . . . . . .                       27,000         7,000

Income before interest and taxes . . . . . . . . . . . . . . . . .        47,738         20,573        49,702

Interest expense, net. . . . . . . . . . . . . . . . . . . . . . .        23,164         23,199        12,793

Income (loss) before taxes . . . . . . . . . . . . . . . . . . . .        24,574         (2,626)       36,909
Income tax expense (benefit) . . . . . . . . . . . . . . . . . . .         6,044         (2,920)        6,894

Net income . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $    18,530   $        294   $    30,015

Net income per share . . . . . . . . . . . . . . . . . . . . . . .   $      0.69   $       0.01  $       1.11

Average shares outstanding . . . . . . . . . . . . . . . . . . . .        27,004         26,726        27,154

See notes to consolidated financial statements.

                                       PHILLIPS-VAN HEUSEN CORPORATION

                                          CONSOLIDATED BALANCE SHEETS
                                       (In thousands, except share data)

                                                                               Feb. 2, 1997    Jan. 28, 1996

ASSETS
Current Assets:
   Cash, including cash equivalents of $1,861 and $8,474 . . . . . . . . . . .   $ 11,590          $ 17,533
   Trade receivables, less allowances of $3,401 and $5,514 . . . . . . . . . .     91,806           109,866
   Inventories . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    237,422           276,773
   Income tax refund receivable. . . . . . . . . . . . . . . . . . . . . . . .                       16,987
   Other, including deferred taxes of $4,300 and $9,801. . . . . . . . . . . .     22,140            23,505
     Total Current Assets. . . . . . . . . . . . . . . . . . . . . . . . . . .    362,958           444,664
Property, Plant and Equipment. . . . . . . . . . . . . . . . . . . . . . . . .    137,060           143,398
Goodwill . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    120,324           119,914
Other Assets, including deferred taxes of $16,617 and $22,113. . . . . . . . .     37,094            41,079

                                                                                 $657,436          $749,055

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
   Notes payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .$    20,000       $    61,590
   Accounts payable. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     36,355            38,796
   Accrued expenses. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     55,754            72,603
   Current portion of long-term debt . . . . . . . . . . . . . . . . . . . . .     10,157            10,137
      Total Current Liabilities. . . . . . . . . . . . . . . . . . . . . . . .    122,266           183,126
Long-Term Debt, less current portion . . . . . . . . . . . . . . . . . . . . .    189,398           229,548
Other Liabilities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     55,614            61,089
Stockholders' Equity:
   Preferred stock, par value $100 per share; 150,000 shares
     authorized; no shares outstanding
   Common stock, par value $1 per share; 100,000,000 shares
     authorized; shares issued 27,045,705 and 26,979,352 . . . . . . . . . . .     27,046            26,979
   Additional capital. . . . . . . . . . . . . . . . . . . . . . . . . . . . .    116,296           115,977
   Retained earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    146,816           132,336

      Total Stockholders' Equity . . . . . . . . . . . . . . . . . . . . . . .    290,158           275,292

                                                                                 $657,436         $ 749,055

See notes to consolidated financial statements.

                                        PHILLIPS-VAN HEUSEN CORPORATION

                                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                (In thousands)


                                                                                1996       1995        1994
Operating activities:
  Net income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 18,530     $    294   $ 30,015
  Adjustments to reconcile net income to
    net cash provided (used) by operating activities:
      Depreciation and amortization. . . . . . . . . . . . . . . . . . . . .   29,438       33,740     24,765
      Amortization of contributions from landlords . . . . . . . . . . . . .   (6,171)      (7,584)    (5,732)
      Write-off of property, plant and equipment . . . . . . . . . . . . . .                13,000
      Deferred income taxes. . . . . . . . . . . . . . . . . . . . . . . . .    8,214        3,363     (6,275)
      Equity income in Pyramid Sportswear. . . . . . . . . . . . . . . . . .   (1,250)         (85)

  Changes in operating assets and liabilities:
    Receivables. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   18,060      (13,927)   (15,541)
    Income tax refund receivable . . . . . . . . . . . . . . . . . . . . . .   16,987
    Inventories. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   39,351       16,315     14,627
    Accounts payable and accrued expenses. . . . . . . . . . . . . . . . . .  (17,782)     (83,897)     3,242
    Other-net. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   (2,741)      (3,183)     4,293

    Net Cash Provided (Used) By Operating Activities . . . . . . . . . . . .  102,636      (41,964)    49,394

Investing activities:
  Acquisition of the Apparel Group of Crystal Brands, Inc. . . . . . . . . .              (114,503)
  Property, plant and equipment acquired . . . . . . . . . . . . . . . . . .  (22,578)     (39,773)   (53,140)
  Investment in Pyramid Sportswear . . . . . . . . . . . . . . . . . . . . .                (6,950)
  Contributions from landlords . . . . . . . . . . . . . . . . . . . . . . .    2,685        7,800     15,310
  Other-net. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   (3,302)       3,376      2,438

    Net Cash Used By Investing Activities. . . . . . . . . . . . . . . . . .  (23,195)    (150,050)   (35,392)

Financing activities:
  Proceeds from revolving line of credit . . . . . . . . . . . . . . . . . .   52,582      204,996
  Payments on revolving line of credit and long-term borrowings. . . . . . . (134,302)     (73,660)      (245)
  Exercise of stock options. . . . . . . . . . . . . . . . . . . . . . . . .      386        1,745      2,630
  Cash dividends . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   (4,050)      (4,007)    (3,984)

    Net Cash Provided (Used) By Financing Activities . . . . . . . . . . . .  (85,384)     129,074     (1,599)

Increase (decrease) in cash. . . . . . . . . . . . . . . . . . . . . . . . .   (5,943)     (62,940)    12,403
Cash at beginning of period. . . . . . . . . . . . . . . . . . . . . . . . .   17,533       80,473     68,070

Cash at end of period. . . . . . . . . . . . . . . . . . . . . . . . . . . .$  11,590     $ 17,533   $ 80,473

See notes to consolidated financial statements.

                                        PHILLIPS-VAN HEUSEN CORPORATION

                    CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                       (In thousands, except share data)

                                           Common Stock
                                                    $1 par   Additional   Retained     Treasury   Stockholders'
                                       Shares       Value      Capital    Earnings       Stock       Equity

January 30, 1994 . . . . . . . . .    33,190,750   $33,191   $118,360     $269,055     $(173,807)  $246,799
  Stock options exercised. . . . .       148,471       148      2,493                                 2,641
  Net income . . . . . . . . . . .                                          30,015                   30,015
  Cash dividends . . . . . . . . .                                          (3,984)                  (3,984)
  Retirement of treasury stock . .    (6,728,576)   (6,729)    (8,041)    (159,037)      173,807        -0-
  Stock repurchased and cancelled           (335)                 (11)                                  (11)

January 29, 1995 . . . . . . . . .    26,610,310    26,610    112,801      136,049           -0-    275,460
  Stock options exercised. . . . .       187,908       188      1,557                                 1,745
  Net income . . . . . . . . . . .                                             294                      294
  Cash dividends . . . . . . . . .                                          (4,007)                  (4,007)
  Investment in Pyramid Sportswear       181,134       181      1,619                                 1,800

January 28, 1996 . . . . . . . . .    26,979,352    26,979    115,977      132,336           -0-    275,292
  Stock options exercised. . . . .        66,353        67        319                                   386
  Net income . . . . . . . . . . .                                          18,530                   18,530
  Cash dividends . . . . . . . . .                                          (4,050)                  (4,050)

February 2, 1997 . . . . . . . . .    27,045,705 $  27,046   $116,296     $146,816    $      -0-   $290,158


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

     Fiscal Year - Fiscal years are designated in the financial statements and notes by the calendar year in which the fiscal year commences. Accordingly, results for fiscal year 1996 represent the 53 weeks ended February 2, 1997. Fiscal years 1995 and 1994 represent the 52 weeks ended January 28, 1996, and January 29, 1995, respectively.

     Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

     Asset Impairments - The Company records impairment losses on long-lived assets (including goodwill) used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by the related assets are less than the carrying amounts of those assets.

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

     Goodwill - Goodwill, net of accumulated amortization of $8,615 and $5,474 in 1996 and 1995, respectively, is being amortized principally by the straight line method over 40 years.

     Contributions from Landlords - The Company receives contributions from landlords for fixturing retail stores which the Company leases. Such amounts are amortized as a reduction of rent expense over the life of the related lease. Unamortized contributions are included in accrued expenses and other liabilities and amounted to $18,747 and $23,748 in 1996 and 1995, respectively.

     Fair Value of Financial Instruments - Using discounted cash flow analyses, the Company estimates that the fair value of all financial instruments approximates their carrying value, except as noted in the footnote entitled "Long-Term Debt."

                                        PHILLIPS-VAN HEUSEN CORPORATION

Summary of Significant Accounting Policies (Continued)

     Stock-Based Compensation - The Company accounts for its stock options under the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and has adopted the disclosure requirements of FASB Statement No. 123, "Accounting for Stock-Based Compensation."

     Advertising - Advertising costs are expensed as incurred and totalled $19,427 (1996), $21,136 (1995) and $18,532 (1994).

     Net Income Per Share - Net income per share has been computed by dividing net income by the weighted average number of shares outstanding during the year and, in 1994, share equivalents applicable to dilutive stock options. In 1996 and 1995, share equivalents applicable to dilutive stock options were immaterial and have been excluded from the net income per share calculations.

Acquisition

     On February 17, 1995, the Company completed the acquisition of the Apparel Group of Crystal Brands, Inc. (Izod and Gant) for $114,503 in cash, net of cash acquired. This acquisition was accounted for as a purchase. The acquired operations are included in the Company's consolidated financial statements since February 17, 1995.

     In connection with the acquisition, the Company acquired assets with a fair value estimated to be $207,101 (including $104,504 of excess of cost over net assets acquired) and assumed liabilities estimated to be $92,598.

     If the acquisition had occurred on the first day of fiscal 1994 instead of February 17, 1995, the Company's proforma consolidated results of operations would have been:

                                                  1995           1994

Net sales                                     $1,470,259      $1,486,476
Net income                                    $      231      $   31,011
Net income per share                          $     0.01      $     1.14

Income Taxes

     Income taxes consist of:
                                                                      1996          1995          1994
         Federal:
          Current. . . . . . . . . . . . . . . . . . . . . . . . .  $(4,620)      $(8,219)      $11,720
          Deferred . . . . . . . . . . . . . . . . . . . . . . . .    7,959         2,995        (5,585)
         State, foreign and local:
          Current. . . . . . . . . . . . . . . . . . . . . . . . .    2,450         1,936         1,449
          Deferred . . . . . . . . . . . . . . . . . . . . . . . .      255           368          (690)

                                                                    $ 6,044       $(2,920)      $ 6,894

     Taxes paid were $1,262 (1996), $3,371 (1995) and $12,766 (1994).  In addition, the Company received an income tax refund of $16,987 in 1996.

                                        PHILLIPS-VAN HEUSEN CORPORATION

     The approximate tax effect of items giving rise to the deferred income tax asset recognized in the Company's balance sheets is as follows:

                                                                             1996           1995

         Depreciation. . . . . . . . . . . . . . . . . . . . . . . . .    $(18,349)       $(14,574)
         Landlord contributions. . . . . . . . . . . . . . . . . . . .       7,367           9,334
         Plant and store closing and restructuring . . . . . . . . . .         415           7,555
         Employee compensation and benefits. . . . . . . . . . . . . .       9,243           8,797
         Tax loss and credit carryforwards . . . . . . . . . . . . . .      17,231          16,328
         Other-net . . . . . . . . . . . . . . . . . . . . . . . . . .       5,010           4,474

                                                                          $ 20,917        $ 31,914


     A reconciliation of the statutory Federal income tax to the income tax expense (benefit) is as follows:



                                                                      1996          1995          1994
         Statutory 35% federal tax . . . . . . . . . . . . . . . .  $  8,601      $  (919)      $12,918
         State, foreign and local income taxes,
          net of Federal income tax benefit. . . . . . . . . . . .     1,463        1,454         1,845
         Income of Puerto Rico Subsidiaries(1) . . . . . . . . . .    (3,757)      (3,298)       (2,953)
         Reversal of estimated tax liabilities(2). . . . . . . . .                               (4,100)
         Other-net . . . . . . . . . . . . . . . . . . . . . . . .      (263)        (157)         (816)

         Income tax expense (benefit). . . . . . . . . . . . . . .  $  6,044      $(2,920)      $ 6,894

(1) Exemption from Puerto Rico income tax expires in 1998.
(2) During 1994, the Company reversed estimated tax liabilities which were no longer deemed necessary.

During 1995 and 1994, the Company recognized tax benefits of $397 and $1,568, respectively, related to the exercise of stock options. These benefits were credited to additional capital.

Inventories

     Inventories are summarized as follows:
                                                                                  1996            1995

          Raw materials. . . . . . . . . . . . . . . . . . . . . . . . . . .   $ 16,670       $ 14,194
          Work in process. . . . . . . . . . . . . . . . . . . . . . . . . .     13,208         13,145
          Finished goods . . . . . . . . . . . . . . . . . . . . . . . . . .    207,544        249,434

                                                                               $237,422       $276,773

     Inventories would have been approximately $13,000 higher than reported at February 2, 1997 and January 28, 1996, if the FIFO method of inventory accounting had been used for the entire apparel business.

                                        PHILLIPS-VAN HEUSEN CORPORATION

Property, Plant and Equipment
     Property, plant and equipment, at cost, are summarized as follows:

                                                                                  1996            1995

          Land . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $  1,774       $  1,789
          Buildings and building improvements. . . . . . . . . . . . . . . .     37,778         37,661
          Machinery and equipment, furniture and
            fixtures and leasehold improvements. . . . . . . . . . . . . . .    233,884        228,754

                                                                                273,436        268,204
          Less:  Accumulated depreciation and amortization                      136,376        124,806

                                                                               $137,060       $143,398

Long-Term Debt

     Long-term debt, exclusive of current portion, is as follows:

                                                                                  1996            1995

          Revolving Credit Facilities. . . . . . . . . . . . . . . . . . . .   $ 40,000       $ 70,000
          7.75% Debentures . . . . . . . . . . . . . . . . . . . . . . . . .     99,442         99,435
          7.75% Senior Notes . . . . . . . . . . . . . . . . . . . . . . . .     49,286         59,143
          Other debt . . . . . . . . . . . . . . . . . . . . . . . . . . . .        670            970

                                                                               $189,398       $229,548

     The Company issued $100,000 of 7.75% Debentures due 2023 on November 15, 1993 with a yield to maturity of 7.80%. Interest is payable semi-annually. Based on current market conditions, the Company estimates that the fair value of these Debentures on February 2, 1997, using discounted cash flow analyses, was approximately $86,066.

     The Company issued a series of Senior Notes due 1996-2002 with an average interest rate of 7.75% to a group of investors on October 29, 1992. The notes are payable in seven equal annual installments which commenced November 1, 1996. Interest is payable semi-annually.

     The Company has a credit agreement which includes a revolving credit facility under which the Company may, at its option, borrow and repay amounts within certain limits. The credit agreement also includes a letter of credit facility. The total amount available to the Company under each of the revolving credit and the letter of credit facility is $250,000, provided, however, that the aggregate maximum amount outstanding at any time under both facilities is $400,000. All outstanding borrowings and letters of credit under the credit agreement are due February 13, 1999. Interest on amounts borrowed under the revolving credit facility is payable quarterly at the prime rate or at LIBOR plus .25%. A commitment fee of .25% is payable quarterly on the $250,000 revolving credit facility. The amount outstanding at February 2, 1997 and January 28, 1996 under the letter of credit facility was $99,115 and $115,462, respectively.

                                        PHILLIPS-VAN HEUSEN CORPORATION

     The Company had a secondary revolving credit agreement in 1995 which has not been renewed.

     The weighted average interest rate on outstanding borrowings from the revolving credit facility at February 2, 1997 and January 28, 1996 was 6.2% and 6.0%, respectively.

     Interest paid was $24,039 (1996), $22,949 (1995) and $14,131 (1994).

     Scheduled maturities of long-term debt, including current portion, for the next five years are as follows: 1997-$10,157, 1998-$10,182, 1999-$10,202,
2000-$9,857 and 2001-$9,857.

Investment in Pyramid Sportswear

     During the fourth quarter of 1995, the Company acquired 25% of Pyramid Sportswear ("Pyramid") for $6,950 in cash and $1,800 in the Company's common stock. The Company accounts for its investment in Pyramid under the equity method of accounting. Pyramid, headquarted in Sweden, designs, develops and sources Gant sportswear under a license from the Company and markets such sportswear in 20 countries around the world. In connection with this investment, the Company also acquired an option to purchase the remaining 75% of Pyramid in the year 2000.

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

                                        PHILLIPS-VAN HEUSEN CORPORATION

     In the event the Company is not the surviving corporation in a merger or other business combination, or more than 50% of the Company's assets or earning power is sold or transferred, each holder of a Right will have the right to receive upon exercise the number of shares of common stock of the acquiring company having a market value equal to two times the exercise price of the Right.

     At any time prior to the close of business on the Distribution Date, the Company may redeem the Rights in whole, but not in part, at a price of $.05 per Right. During 1996, the rights were extended for a period of 10 years from the date of initial expiration and will expire on June 16, 2006.

     Stock Options - Under the Company's stock option plans, non-qualified and incentive stock options ("ISOs") may be granted. Options are granted at fair market value at the date of grant. ISOs and non-qualified options granted have a ten year duration. Generally, options are cumulatively exercisable in three installments commencing two years after the date of grant for grants issued prior to March 30, 1993, and commencing three years after the date of grant for grants issued after March 30, 1993.

     Under APB Opinion No. 25, the Company does not recognize compensation expense because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant. Under FASB Statement No. 123, proforma information regarding net income and earnings per share is required as if the Company had accounted for its employee stock options under the fair value method of that Statement.

     For purposes of proforma disclosures, the Company estimated the fair value of stock options granted in 1996 and 1995 at the date of grant using the Black-Scholes option pricing model. The estimated fair value of the options is amortized to expense over the options' vesting period.

     The following summarizes the assumptions used to estimate the fair value of stock options granted in each year and certain proforma information:

                                                     1996        1995

Risk-free interest rate                              6.61%       6.05%
Expected option life                               7 Years      7 Years
Expected volatility                                  30.6%       30.6%
Expected dividends per share                      $  0.15      $ 0.15
Weighted average estimated fair
  value per share of options granted              $  5.29        6.11

Proforma net income (loss)                        $17,396      $ (127)
Proforma net income (loss) per share              $  0.65      $(0.00)

     As any options granted in the future will also be subject to the fair value proforma calculations, the proforma adjustments for 1996 and 1995 may not be indicative of future years.

                                        PHILLIPS-VAN HEUSEN CORPORATION

Stockholders' Equity - (Continued)
     Other data with respect to stock options follows:

                                                                Option Price         Weighted Average
                                                  Shares          Per Share          Price Per Share
Outstanding at January 30, 1994. . . . . . . .  1,558,460      $ 3.80 -      $36.00         $14.87
Granted. . . . . . . . . . . . . . . . . . . .    196,907       15.25 -       36.25          27.76
Exercised. . . . . . . . . . . . . . . . . . .    148,471        4.75 -       22.38           7.23
Cancelled. . . . . . . . . . . . . . . . . . .     52,647        4.75 -       33.25          22.30
Outstanding at January 29, 1995. . . . . . . .  1,554,249        4.75 -       36.25          16.99
Granted. . . . . . . . . . . . . . . . . . . .    568,390       10.75 -       17.50          15.02
Exercised. . . . . . . . . . . . . . . . . . .    187,908        4.75 -       10.69           7.17
Cancelled. . . . . . . . . . . . . . . . . . .    131,383        4.75 -       34.75          20.37
Outstanding at January 28, 1996. . . . . . . .  1,803,348        4.75 -       36.25          17.14
Granted. . . . . . . . . . . . . . . . . . . .    948,411       10.75 -       14.38          12.83
Exercised. . . . . . . . . . . . . . . . . . .     66,353        4.75 -        8.75           5.81
Cancelled. . . . . . . . . . . . . . . . . . .    727,866        6.88 -       36.25          26.07

Outstanding at February 2, 1997. . . . . . . .  1,957,540      $ 4.75 -      $31.63         $12.12

     Of the outstanding options at February 2, 1997, 574,155 shares have an exercise price below $12.25, 1,365,635 shares have an exercise price from $12.25 to $16.50 and 17,750 shares have an exercise price above $16.50. The weighted average remaining contractual life for all options outstanding at February 2, 1997 is 7.4 years.

     Of the outstanding options at February 2, 1997 and January 28, 1996, options covering 645,091 and 842,912 shares were exercisable at a weighted average price of $9.35 and $11.07, respectively. Stock options available for grant at February 2, 1997 and January 28, 1996 amounted to 311,496 and 532,041 shares, respectively.

Leases

     The Company leases retail stores, manufacturing facilities, office space and equipment. The leases generally are renewable and provide for the payment of real estate taxes and certain other occupancy expenses. Retail store leases generally provide for the payment of percentage rentals based on store sales and other costs associated with the leased property.

     At February 2, 1997, minimum annual rental commitments under non-cancellable operating leases, including leases for new retail stores which had not begun operating at February 2, 1997, are as follows:

     1997. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 61,020
     1998. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    51,847
     1999. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    38,577
     2000. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    27,665
     2001. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    21,219
     Thereafter. . . . . . . . . . . . . . . . . . . . . . . . . . .    51,665
     Total minimum lease payments. . . . . . . . . . . . . . . . . .  $251,993

                                        PHILLIPS-VAN HEUSEN CORPORATION

     Rent expense, principally for real estate, is as follows:
                                                                           1996          1995       1994
     Minimum . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $67,914      $69,988     $56,089
     Percentage and other. . . . . . . . . . . . . . . . . . . . . . .    11,166       11,807      10,435

                                                                         $79,080      $81,795     $66,524

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

     A summary of the components of net pension cost for the defined benefit plans and the total contributions charged to pension expense for the multi-employer plans follows:

                                                                           1996       1995       1994
     Defined Benefit Plans:
      Service cost - benefits earned during the period . . . . . . . . .  $ 2,528     $2,145     $2,294
      Interest cost on projected benefit obligation. . . . . . . . . . .    7,425      7,107      2,922
      Actual (gain) loss on plan assets. . . . . . . . . . . . . . . . .  (13,688)   (19,533)     1,854
      Net amortization and deferral of actuarial gains (losses). . . . .    5,354     12,028     (3,048)

     Net pension cost of defined benefit plans . . . . . . . . . . . . .    1,619      1,747      4,022
     Multi-employer plans. . . . . . . . . . . . . . . . . . . . . . . .      253        219        214

     Total pension expense . . . . . . . . . . . . . . . . . . . . . . .  $ 1,872     $1,966     $4,236


     Significant rate assumptions used in determining pension obligations at the end of each year, as well as pension cost in the following year, were as follows:

                                                                           1996       1995       1994

     Discount rate used in determining projected benefit obligation. . . .   8.00%      7.50%      8.75%
     Rate of increase in compensation levels . . . . . . . . . . . . . . .   4.50%      4.00%      5.25%
     Long-term rate of return on assets. . . . . . . . . . . . . . . . . .   8.75%      8.75%      8.75%

                                        PHILLIPS-VAN HEUSEN CORPORATION

     The following table sets forth the plans' funded status and amounts recognized for defined benefit plans in the Company's balance sheets:

                                                                                   1996          1995
     Actuarial present value of benefit obligations:
       Vested benefit obligation . . . . . . . . . . . . . . . . . . . . . .    $  91,379      $ 95,815

       Accumulated benefit obligation. . . . . . . . . . . . . . . . . . . .    $  93,373      $ 98,087

     Plan assets at fair value . . . . . . . . . . . . . . . . . . . . . . .    $ 110,830     $ 103,797
     Less: projected benefit obligation for services rendered to date. . . .     (101,065)     (106,568)

     Plan assets in excess of (less than) projected benefit obligation . . .        9,765        (2,771)
     Unrecognized prior service cost . . . . . . . . . . . . . . . . . . . .        3,099         3,302
     Unrecognized net actuarial (gain) loss. . . . . . . . . . . . . . . . .       (3,665)        7,370
     Unrecognized net asset at adoption date of FASB Statement No. 87                (305)         (374)

     Net pension asset recognized in the balance sheets. . . . . . . . . . .     $  8,894       $ 7,527

     The plan assets in excess of projected benefit obligation at February 2, 1997 includes $13,494 for certain overfunded plans.

     The Company has an unfunded supplemental defined benefit plan covering 23 current and retired executives under which the participants will receive a predetermined amount during the 10 years following the attainment of age 65, provided that prior to the termination of employment with the Company, the participant has been in the plan for at least 10 years and has attained age
55. The Company does not intend to admit new participants in the future. At February 2, 1997 and January 28, 1996, $7,450 and $6,696, respectively, are included in other liabilities as the accrued cost of this plan.

     Savings and Retirement Plans - The Company has a savings and retirement plan (the "Associates Investment Plan") and a supplemental savings plan for the benefit of its eligible employees who elect to participate. Participants generally may elect to contribute up to 15% of their annual compensation, as defined, to the plans. Company contributions to the plans are equal to 50% of the amounts contributed by participating employees with respect to the first 6% of compensation and were $2,249 (1996), $2,668 (1995) and $2,406 (1994).
In accordance with the terms of the Associates Investment Plan, Company matching contributions are invested in the Company's common stock.

     Post-Retirement Benefits - The Company and its domestic subsidiaries provide certain health care and life insurance benefits to retired employees. Employees become eligible for these benefits if they reach retirement age while working for the Company. Retirees contribute to the cost of this plan, which is unfunded.
                                        13

                                        PHILLIPS-VAN HEUSEN CORPORATION

Retirement and Benefit Plans - (Continued)

Net post-retirement benefit cost includes the following components:

                                                1996      1995    1994

Service cost                                   $  687   $  466   $ 402
Interest cost                                   2,166    2,128     850
Amortization of net loss                           44       37
Amortization of transition obligation             273      273     273

                                               $3,170   $2,904  $1,525

The following reconciles the plan's accumulated post-retirement benefit with amounts recognized in the Company's balance sheets:

                                                         1996        1995

Accumulated post-retirement benefit obligation:
  Retirees receiving benefits                         $21,505      $22,877
  Fully eligible active plan participants               2,132        2,104
  Active plan participants not eligible for benefits    5,503        4,980
                                                       29,140       29,961
Unrecognized transition obligation                     (4,370)      (4,643)
Unrecognized net loss                                  (4,729)      (6,432)
Post-retirement liability recognized in the
  balance sheets                                      $20,041      $18,886

     The weighted average annual assumed rate of increase in the cost of covered benefits (i.e., health care cost trend rate) is 7.0% for 1997 and is assumed to decrease gradually to 5.5% by 2010 and remain at that level thereafter. Increasing the assumed health care cost trend rate by one percentage point would increase the accumulated post-retirement benefit obligation as of February 2, 1997 by $2,747, and the aggregate of the service and interest cost components of net post-retirement benefit cost for 1996 by $283. The discount rate used in determining the accumulated post-retirement benefit obligation at February 2, 1997 and January 28, 1996 was 8.0% and 7.5%, respectively.

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
                                       14

                                        PHILLIPS-VAN HEUSEN CORPORATION


Segment Data (Continued)

                                                                1996            1995             1994

Net Sales
   Apparel . . . . . . . . . . . . . . . . . . . . . . . .  $1,007,533       $1,100,040       $  883,949
   Footwear. . . . . . . . . . . . . . . . . . . . . . . .     352,060          364,088          371,517
   Total Net Sales . . . . . . . . . . . . . . . . . . . .  $1,359,593       $1,464,128       $1,255,466
Operating Income
   Apparel(1). . . . . . . . . . . . . . . . . . . . . . .  $   33,927       $    7,948       $   28,676
   Footwear(2) . . . . . . . . . . . . . . . . . . . . . .      28,982           25,510           31,525
   Total Operating Income. . . . . . . . . . . . . . . . .      62,909           33,458           60,201
Corporate Expenses . . . . . . . . . . . . . . . . . . . .     (15,171)         (12,885)         (10,499)
Interest Expense, net. . . . . . . . . . . . . . . . . . .     (23,164)         (23,199)         (12,793)
   Income (Loss) Before Taxes. . . . . . . . . . . . . . .  $   24,574       $   (2,626)      $   36,909

Identifiable Assets
   Apparel . . . . . . . . . . . . . . . . . . . . . . . .  $  381,274       $  468,618       $  307,111
   Footwear. . . . . . . . . . . . . . . . . . . . . . . .     143,631          165,390          176,261
   Corporate . . . . . . . . . . . . . . . . . . . . . . .     132,531          115,047          112,912
                                                            $  657,436       $  749,055       $  596,284

Depreciation and Amortization
   Apparel . . . . . . . . . . . . . . . . . . . . . . . .  $   18,723       $   25,487       $   18,433
   Footwear. . . . . . . . . . . . . . . . . . . . . . . .       3,162            3,986            4,125
   Corporate . . . . . . . . . . . . . . . . . . . . . . .       7,553            4,267            2,207
                                                            $   29,438       $   33,740       $   24,765


Identifiable Capital Expenditures
   Apparel . . . . . . . . . . . . . . . . . . . . . . . .  $    6,959       $   23,627       $   36,176
   Footwear. . . . . . . . . . . . . . . . . . . . . . . .       3,960            4,209            6,152
   Corporate . . . . . . . . . . . . . . . . . . . . . . .      11,659           11,937           10,812
                                                            $   22,578       $   39,773       $   53,140

(1) Operating income of the apparel segment includes charges for plant and store closing and restructuring expenses of $25,000 (1995) and $7,000
    (1994).

(2) Operating income of the footwear segment includes charges for store closing and restructuring expenses of $2,000 in 1995.

    Apparel inventories as of February 2, 1997 and January 28, 1996 of $137,659 and $166,606, respectively, were determined principally using the LIFO method.
                                     15

                                        PHILLIPS-VAN HEUSEN CORPORATION

Plant and Store Closing and Restructuring Expenses

     During 1995, the Company adopted and began to implement a plan designed to reduce costs and realign the product distribution mix primarily within the Company's apparel business. Significant components of the plan included the closing of three domestic shirt manufacturing facilities, closing approximately 300 unprofitable retail outlet stores and reorganizing the Company's management structure which combines the Company's wholesale and retail businesses into eight discrete operating units, each with total marketing and profit responsibility for its brand. As a result, the Company recorded a pre-tax charge during 1995 of $27,000 (approximately $26,000 has been utilized as of February 2, 1997). Approximately $13,000 of this charge related to the write-off of fixed assets located in such factories and retail outlet stores. The remaining $14,000 related to termination benefits, including pension settlements and curtailments of $1,200, for approximately 1,250 employees impacted by this restructuring.

     During 1994, the Company implemented a plan to restructure and consolidate certain functions associated with its retail operations, and adopted a plan to realign its wholesale apparel business into a dress shirt division and a sportswear division. Also, in connection with the acquisition of the Izod and Gant businesses, the Company adopted a plan to convert its private label retail stores to stores which market branded apparel under the Izod and Gant labels. As a result, the Company recorded a pre-tax charge of $7,000, of which $3,300 was for the elimination of approximately 85 positions. As of January 28, 1996, all of the 1994 reserve had been utilized in completing this restructuring plan.

     As part of its ongoing strategic and expense reduction initiatives, the Company continues to evaluate its operations.

Other Comments

     One of the Company's directors, Mr. Harry N.S. Lee, is a director of TAL Apparel Limited, an apparel manufacturer and exporter based in Hong Kong. During 1996 and 1995, the Company purchased approximately $35,000 and $45,000, respectively, of products from TAL Apparel Limited and certain related companies.

     The Company is a party to certain litigation which, in management's judgment based in part on the opinion of legal counsel, will not have a material adverse effect on the Company's financial position.

     During 1996, 1995 and 1994, the Company paid a $0.0375 per share cash dividend each quarter on its common stock.

     Certain items in 1995 and 1994 have been reclassified to present these items on a basis consistent with 1996.

                                             PHILLIPS-VAN HEUSEN CORPORATION

                                  SELECTED QUARTERLY FINANCIAL DATA - UNAUDITED
                                          (In thousands, except per share data)

                                       1st Quarter         2nd Quarter        3rd Quarter           4th Quarter
                                      1996       1995      1996      1995    1996        1995(1)  1996(2)      1995(3)
Net sales. . . . . . . . . . . .    $273,660   $282,987  $313,807  $349,493  $391,245   $448,007  $380,881     $383,641
Gross profit . . . . . . . . . .      93,097     97,404   105,325   119,597   129,709    139,055   120,945      120,151
Net income (loss). . . . . . . .      (6,554)    (3,360)    2,126     3,894    15,035     (4,374)    7,923        4,134

Net income (loss) per share (4).       (0.24)     (0.13)     0.08      0.15      0.56      (0.16)     0.29         0.15


Price range of common stock
  per share
    High . . . . . . . . . . . .       13 3/8        18    14 1/2       17      11 3/4     15 7/8   15 1/8        11 3/4
    Low. . . . . . . . . . . . .        9 5/8        15   11            14      10 3/8      9 1/8     10 3/4       9 1/4

(1) Net loss for the third quarter of 1995 includes a pre-tax charge of $25,000 for plant and store closing and restructuring expenses.

(2)   The fourth quarter of 1996 includes 14 weeks of operations.

(3) Net income for the fourth quarter of 1995 includes a pre-tax charge of $2,000 for plant and store closing and restructuring expenses.

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

     The Company maintains a system of internal accounting controls designed to provide management with reasonable assurance that transactions are executed in accordance with management's authorization and recorded properly. The concept of reasonable assurance is based on the recognition that the cost of a system of internal accounting control should not exceed the benefits derived and that the evaluation of those factors requires estimates and judgements by management. Further, because of inherent limitations in any system of internal accounting control, errors or irregularities may occur and not be detected. Nevertheless, management believes that a high level of internal accounting control is maintained by the Company through the selection and training of qualified personnel, the establishment and communication of accounting and business policies, and its internal audit program.

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



SIGNATURE STAMP                                 SIGNATURE STAMP

BRUCE J. KLATSKY                                IRWIN W. WINTER
Chairman, President and                         Executive Vice President and
Chief Executive Officer                         Chief Financial Officer

                           REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS



To the Stockholders and the Board of Directors
Phillips-Van Heusen Corporation


     We have audited the accompanying consolidated balance sheets of Phillips-Van Heusen Corporation and subsidiaries as of February 2, 1997 and January 28, 1996, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended February 2, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Phillips-Van Heusen Corporation and subsidiaries at February 2, 1997 and January 28, 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 2, 1997 in conformity with generally accepted accounting principles.

     As discussed in the notes to the consolidated financial statements, in 1996 the Company adopted Financial Accounting Standards Board Statement No. 123 "Accounting for Stock-Based Compensation."

                                                    E&Y SIGNATURE STAMP

New York, New York
March 11, 1997

                                        PHILLIPS-VAN HEUSEN CORPORATION
                                          TEN-YEAR FINANCIAL SUMMARY
                     (In thousands, except per share data, percents and ratios)

                                                         1996(1)        1995(2)        1994          1993          1992
Summary of Operations
Net sales
  Apparel. . . . . . . . . . . . . . . . . . . . . .  $1,007,533     $1,100,040    $  883,949     $ 800,454     $ 709,361
  Footwear . . . . . . . . . . . . . . . . . . . . .     352,060        364,088       371,517       351,940       333,204
                                                       1,359,593      1,464,128     1,255,466     1,152,394     1,042,565
Cost of goods sold and expenses. . . . . . . . . . .   1,311,855      1,443,555     1,205,764     1,072,083       972,357
Interest expense, net. . . . . . . . . . . . . . . .      23,164         23,199        12,793        16,679        15,727
Income (loss) before taxes . . . . . . . . . . . . .      24,574         (2,626)       36,909        63,632        54,481
Income tax expense (benefit) . . . . . . . . . . . .       6,044         (2,920)        6,894        20,380        16,600
Income from continuing operations. . . . . . . . . .      18,530            294        30,015        43,252        37,881
Income (loss) from discontinued operations . . . . .
Extraordinary loss, net of tax . . . . . . . . . . .                                                (11,394)
     Net income. . . . . . . . . . . . . . . . . . . $    18,530    $       294    $   30,015    $   31,858    $   37,881

Per Share Statistics(4)
Income from continuing operations. . . . . . . . . . $      0.69    $      0.01   $      1.11   $      1.60   $      1.42
Discontinued operations. . . . . . . . . . . . . . .
Extraordinary loss . . . . . . . . . . . . . . . . .                                                  (0.42)         -
     Net income. . . . . . . . . . . . . . . . . . . $      0.69    $      0.01   $      1.11   $      1.18   $      1.42

Dividends paid per share . . . . . . . . . . . . . . $      0.15    $      0.15   $      0.15   $      0.15   $      0.15
Stockholders' equity per share.. . . . . . . . . . .       10.73          10.20         10.35          9.33          8.14

Financial Position
Invested cash. . . . . . . . . . . . . . . . . . . .$      1,861    $     8,474    $   68,586    $   66,064    $   75,862
Current assets . . . . . . . . . . . . . . . . . . .     362,958        444,664       429,670       418,702       410,522
Current liabilities. . . . . . . . . . . . . . . . .     122,266        183,126       114,033       109,156       115,208
Working capital. . . . . . . . . . . . . . . . . . .     240,692        261,538       315,637       309,546       295,314
Total assets . . . . . . . . . . . . . . . . . . . .     657,436        749,055       596,284       554,771       517,362
Long-term debt . . . . . . . . . . . . . . . . . . .     189,398        229,548       169,679       169,934       170,235
Convertible redeemable preferred stock . . . . . . .
Stockholders' equity . . . . . . . . . . . . . . . .     290,158        275,292       275,460       246,799       211,413

Other Statistics
Total debt to total capital (5). . . . . . . . . . .         43.1%          52.3%          38.2%         40.8%         46.8%
Net debt to net capital (6). . . . . . . . . . . . .         42.9%          51.5%          26.9%         29.7%         34.3%
Market value of stockholders' equity . . . . . . . . $    365,000    $  270,000     $ 426,000     $ 949,000     $ 753,000
Current ratio. . . . . . . . . . . . . . . . . . . .          3.0           2.4           3.8           3.8           3.6
Average shares and equivalents outstanding . . . . .       27,004        26,726        27,154        27,106        25,253

(1)   1996 and 1990 include 53 weeks of operations.

(2) 1995 includes the operations of Izod and Gant from date of acquisition, February 17, 1995, and includes a $27,000 pre-tax restructuring charge.

(3) 1987 includes the operations of G.H. Bass & Co. from date of acquisition, August 21, 1987.

(4) Fully diluted net income per share has not been presented since the results are either not materially different from primary net income per share or are anti-dilutive.

(5) Total capital equals interest-bearing debt, preferred stock and stockholders' equity.

(6) Net debt and net capital are total debt and total capital reduced by invested cash.

                                              PHILLIPS-VAN HEUSEN CORPORATION
                                         TEN-YEAR FINANCIAL SUMMARY (CONTINUED)

                                                         1991           1990(1)        1989          1988          1987(3)
Summary of Operations
Net sales
  Apparel. . . . . . . . . . . . . . . . . . . . . .    $596,383       $536,352      $493,395      $460,342       $416,407
  Footwear . . . . . . . . . . . . . . . . . . . . .     307,717        269,963       239,541       180,696         83,618
                                                         904,100        806,315       732,936       641,038        500,025
Cost of goods sold and expenses. . . . . . . . . . .     843,367        752,252       682,687       597,543        457,842
Interest expense, net. . . . . . . . . . . . . . . .      16,686         18,884        17,555        16,109          6,210
Income before taxes. . . . . . . . . . . . . . . . .      44,047         35,179        32,694        27,386         35,973
Income tax expense (benefit) . . . . . . . . . . . .      12,910          8,795         8,502         6,565         14,655
Income from continuing operations. . . . . . . . . .      31,137         26,384        24,192        20,821         21,318
Income (loss) from discontinued operations . . . . .                                                   (152)         8,691
Extraordinary loss, net of tax . . . . . . . . . . .
     Net income. . . . . . . . . . . . . . . . . . .   $  31,137      $  26,384     $  24,192     $  20,669      $  30,009

Per Share Statistics(4)
Income from continuing operations. . . . . . . . . .   $    1.15      $    0.95    $     0.84    $     0.68     $     0.66
Discontinued operations. . . . . . . . . . . . . . .                                                  (0.01)          0.33
Extraordinary loss . . . . . . . . . . . . . . . . .
Net income . . . . . . . . . . . . . . . . . . . . .   $    1.15      $    0.95    $     0.84    $     0.67     $     0.99

Dividends paid per share . . . . . . . . . . . . . .   $  0.1425      $    0.14    $     0.14    $     0.14      $   0.125
Stockholders' equity per share.. . . . . . . . . . .        4.52           3.38          2.53          1.79           1.24

Financial Position
Invested cash. . . . . . . . . . . . . . . . . . . .   $   5,326      $   5,796    $    3,551     $   7,191      $   8,979
Current assets . . . . . . . . . . . . . . . . . . .     303,143        285,315       266,867       265,039        258,135
Current liabilities. . . . . . . . . . . . . . . . .     102,976         90,748        84,190        88,191         86,741
Working capital. . . . . . . . . . . . . . . . . . .     200,167        194,567       182,677       176,848        171,394
Total assets . . . . . . . . . . . . . . . . . . . .     398,969        376,790       333,108       323,133        317,773
Long-term debt . . . . . . . . . . . . . . . . . . .     121,455        140,259       118,776       116,400        120,848
Convertible redeemable preferred stock . . . . . . .      72,800         72,800        72,800        72,800         72,800
Stockholders' equity . . . . . . . . . . . . . . . .      84,903         62,324        46,085        32,476         22,456

Other Statistics
Total debt to total capital (5). . . . . . . . . . .        46.0%          53.2%         52.6%         55.1%          56.9%
Net debt to net capital (6). . . . . . . . . . . . .        45.0%          52.2%         51.9%         53.7%          55.1%
Market value of stockholders' equity . . . . . . . .    $392,000       $173,000      $132,000      $127,000       $ 86,000
Current ratio. . . . . . . . . . . . . . . . . . . .         2.9            3.1           3.2           3.0            3.0
Average shares and equivalents outstanding . . . . .      19,897         19,094         19,140       18,572         26,258

(1)  1996 and 1990 include 53 weeks of operations.

(2) 1995 includes the operations of Izod and Gant from date of acquisition, February 17, 1995, and includes a $27,000 pre-tax restructuring charge.

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

FINANCIAL REVIEW

The Company's primary strategy lies in continuing to build the value of its brands. We believe this is key to the long-term building of shareholder value.

In the decade prior to 1995 our growth was driven by committing the majority of our resources to a single channel of distribution - factory outlet retailing. That tactic proved to be highly successful in growing the Company and strengthening its balance sheet. It led, however, to a significant over-expansion in that area of our business. And that, coupled with a weakening in outlet retail sales, led to a major downturn in operating results beginning in 1994.

The year 1995 marked the beginning of a major change in the execution of our business strategy, as the Company responded to that difficult situation with three very significant initiatives:

1)  Acquiring Izod and Gant in early 1995.

    o The acquisition has provided a major broadening of our sportswear mix and added two extremely important men's sportswear brands. It has been the key component in bringing casualwear up to 85% of total Company sales.

2) Reorganizing our operating structure from a wholesale/retail configuration to one of brand marketing business units.

    o This change, beginning in February 1996, has been remarkably successful in placing a dedicated focus on the enhancement and placement of our brands.

3) Developing a plan to close some 300 of our retail outlet stores (almost one-third of the total).

    o In 1996, these closings began to eliminate our weakest and worst-trending stores, accelerated the realignment of our wholesale/retail sales mix and became an important source of cash flow.

While bottom line results do not begin to reflect the accomplishments of 1996, we believe the progress made in positioning our business for a major turnaround is very real.

A consistent theme throughout this report is the strong emphasis on brand and product development during 1996. The resulting upgraded product assortments will find their way to department store shelves throughout 1997. It is our intention to leverage these upgraded product assortments with a strong media marketing program. We believe the combination of upgraded product, good shelf space and much intensified consumer marketing will have a significant positive impact on each of our brands beginning in 1997 and accelerating thereafter.

APPAREL

Net sales of the Company's apparel segment were $1.0 billion in 1996, $1.1 billion in 1995 and $883.9 million in 1994. The sales reduction in 1996 was expected and resulted from the absence of clearance sales associated with the acquisition of the Izod and Gant brands as well as from strategic initiatives to contract several areas of the Company's business - the elimination of the Company's private label retail formats, the reduction of low margin private label sales at the wholesale level and the previously discussed retail store closings. The effect of these changes more than offset sales gains made this year in the Company's branded product lines at wholesale. The 24.4% sales growth in 1995 was attributable, principally, to the acquisition of Izod and Gant.

Gross margin in apparel increased to 31.3% in 1996 compared with 30.9% in 1995 and 30.8% in 1994. There was a very distinct change in gross margin comparisons between the first and second half of 1996:

                                                Increase
                             1996      1995    (Decrease)

      First Half             32.4%     32.7%     (0.3)%
      Second Half            30.6%     29.7%      0.9%
      Year                   31.3%     30.9%      0.4%

Improvement in the second half of 1996 compared with the comparable period in 1995 came, in large part, from the elimination/reduction of certain of the less profitable businesses described above.

Two business units which performed poorly throughout the year were Somerset Knitting Mills and Geoffrey Beene retail.

Somerset, which manufactures and markets sweaters, had made progress in 1995 by increasing its branded product mix and maximizing the use of its sweater facilities in Puerto Rico. In 1996, the retail environment for sweaters improved, and the Company's branded products moved further upscale with a much greater emphasis on natural fiber, better goods. These changes, however, hurt Somerset since its core acrylic product proved to be far less in demand and margins weakened. As a result, all of the momentum which had been gained in 1995 was lost.

The weakness in Geoffrey Beene retail was reflected in significant markdowns caused by an overassorted and poorly focused product mix. This was exacerbated by too much poor real estate. While improvement in the coming year will be challenging, we believe we've paved the way for improvement by narrowing our product lines considerably, enhancing our designer focus and closing our least productive stores.

Offsetting the poor performance in Somerset and Geoffrey Beene retail were margin improvements throughout the Company's branded businesses - especially Bass Apparel, where very significant progress was made in the further advancement of the Bass lifestyle store. We anticipate that overall improvement will continue as we focus increasing attention on upgrading our product mix and adding a very considerable marketing thrust.

Selling, general and administrative expenses were 28.0% of sales in 1996 compared with 27.9% and 26.7%, respectively, in 1995 and 1994. Expense levels increased in 1995 with the inclusion of the Izod and Gant businesses which, while providing a higher level of gross margin, also have higher selling and marketing expenses. Looking ahead, these expense levels will likely increase as a percentage of sales, in the short-term, as the Company embarks on a program of major investment in a wide variety of marketing activities.

As our brands grow in size and profitability we anticipate that operating margins should begin to expand as the improvement in gross margin continues and expense levels flatten out.

FOOTWEAR

Net sales of the Company's footwear segment were $352.1 million in 1996, $364.1 million in 1995 and $371.5 million in 1994, reflecting sales decreases of 3.3% in 1996 and 2.0% in 1995. A major factor in the 1996 sales reduction was the closing of underproductive outlet stores.

Gross margin in footwear was 37.7% in 1996 compared with 37.4% in 1995 and 37.1% in 1994. As in apparel, the gross margin comparison with the prior year was very different in the second half of the year compared with the first half:

                                                Increase
                             1996      1995    (Decrease)

      First Half             37.3%     38.7%     (1.4)%
      Second Half            38.1%     36.2%      1.9%
      Year                   37.7%     37.4%      0.3%

During the first half of the year, Bass experienced difficulties in the restructuring of its Puerto Rico manufacturing operations. This was resolved by mid-year with increasingly positive results as the year progressed. In addition, a less promotional retail business in the second half of the year contributed to the margin improvement.

Selling, general and administrative expenses were 29.5% of sales in 1996
compared with 29.8% in 1995 and 28.6% in 1994.   A key feature of the 1995
expense level was a slowdown in retail sales per square foot with a corresponding increase in in-store expense levels. This reversed itself in 1996 as retail sales improved.

Looking ahead, we anticipate that, as in apparel, gross margin improvement should come from a combination of strong product development and much intensified consumer marketing, which will cause an increase in expense levels. Also, as in apparel, as Bass grows in size and profitability, operating margins should improve as gross margin continues to improve and expense levels flatten out.

RESTRUCTURING CHARGES

The Company recorded a $27 million pre-tax restructuring charge in 1995 to provide for the closing of some 300 outlet stores, the closing of three domestic shirt manufacturing facilities and the reorganization of PVH's management structure. Approximately one-half of the charge related to non-cash items.

In 1994, the Company recorded a $7 million pre-tax restructuring charge to realign its wholesale apparel business from four operating units into a dress shirt division and a sportswear division. The 1995 reorganization referred to above provided for the split-up of the sportswear division into separate brand marketing units.

CORPORATE EXPENSES

Corporate expenses were $15.2 million in 1996 compared with $12.9 million in 1995 and $10.5 million in 1994. The increase in 1996 is attributable to an increase in spending relating to information technology. The 1994 expense level was unusually low, principally because of a reduction in the Company's liability for its supplemental savings plan which is linked to the market value of PVH common stock.

INTEREST EXPENSE

Interest expense was $23.2 in both 1996 and 1995. The Company's total debt level at the beginning of 1995 was a relatively low $169.9 million and then rose significantly with the acquisition of the Izod and Gant businesses early in 1995. Total debt at year end 1995 was $301.3 million. The positive cash flow in 1996 reduced that total debt to $219.6 million. As a result, average debt in both years remained much the same - but with a very different composition. Starting 1997 with $81.7 million less debt will have a very positive impact on 1997 interest expense levels.

INCOME TAXES

The income tax expense rate for 1996 is 24.6% and reflects the relationship of U.S. income taxed at normal rates to tax exempt income from operations in Puerto Rico. In 1995, the Company's pre-tax loss of $2.6 million represented a combination of pre-tax income earned in Puerto Rico and a U.S. tax loss. Since the U.S. tax loss was available for carryback without limitation and the Puerto Rico income was tax exempt, the net result was a tax benefit which eliminated the full amount of the pre-tax loss.

SEASONALITY

The Company's business is seasonal, with higher sales and income during its third and fourth quarters, which coincide with the Company's two peak retail selling seasons: the first running from the start of the back to school and fall selling seasons beginning in August and continuing through September, and the second being the Christmas selling season beginning with the weekend following Thanksgiving and continuing through the week after Christmas.

Also contributing to the strength of the third quarter is the high volume of fall shipments to wholesale customers which are generally more profitable than spring shipments. The slower spring selling season at wholesale combines with retail seasonality to make the first quarter particularly weak.

LIQUIDITY AND CAPITAL RESOURCES
   The following table shows key cash flow elements over the last three years:

(In Thousands)                            1996         1995         1994

Operating Activities
  Income from operations               $ 48,761    $  42,728      $42,773
    adjusted for non-cash items
  Change in working capital              53,875      (84,692)(1)    6,621
                                        102,636      (41,964)      49,394

Investment Activities
  Acquisition of Izod and Gant                      (114,503)
  Investment in Pyramid Sportswear                    (6,950)
  Capital spending, net                 (19,893)     (31,973)     (37,830)
  Other, net                             (3,302)       3,376        2,438
                                        (23,195)    (150,050)     (35,392)

Financing Activities
  Cash dividends                         (4,050)      (4,007)      (3,984)
  Exercise of stock options                 386        1,745        2,630
                                         (3,664)      (2,262)      (1,354)

  Increase (decrease) in cash
    before net change in debt          $ 75,777    ($194,276)     $12,648


(1) Includes ($56,282) related to the acquisition of the Izod and Gant businesses.

While the year 1995 was characterized as a year of major investment, 1996 marked the start of what we believe will be a period of positive free cash flow. A major factor in 1996 was a reduction in working capital which, in large part, resulted from the planned contraction of certain parts of our business (discussed above). In addition, most of our ongoing businesses improved their turn of working capital.

With the completion of several large capital spending projects in 1995, including the new Jonesville Distribution Center, total capital spending in 1996 was reduced to $19.9 million from $32.0 million a year ago. Looking ahead to 1997, we anticipate a modest increase over 1996 in overall capital spending levels.

Total debt as a percentage of total capital was 43.1% at year end 1996 compared with 52.3% at year end 1995 and 38.2% at year end 1994. The higher percentage of debt at year end 1995 came principally from the acquisition of the Izod and Gant businesses, and was a temporary interruption of the prior seven years of improving financial position.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT
 OF 1995

Forward-looking statements in this Annual Report to Stockholders, including without limitation, statements relating to the Company's plan, strategies, objectives, expectations and intentions, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including without limitation the following: (i) the Company's plans, strategies, objectives, expectations and intentions are subject to change at any time at the discretion of the Company; (ii) the levels of sales of the Company's apparel and footwear products, both to its wholesale customers and in its retail stores, and the extent of discounts and promotional pricing in which the Company is required to engage; (iii) the Company's plans and results of operations will be affected by the Company's ability to manage its growth and inventory; and (iv) other risks and uncertainties indicated from time to time in the Company's filings with the Securities and Exchange Commission.